Form 20-F
period 2007-12-31
MASONITE INTERNATIONAL INC.
filed 2008-04-24
CIK 1383505

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-139791

MASONITE INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Amount
Guaranteed Senior Subordinated Notes due 2015	$412,000,000
Guaranteed Senior Subordinated Notes due 2015	$358,000,000

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☒

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17    ☐    Item 18    ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

INTRODUCTION

        We are one of the largest manufacturers of doors in the world based on the number of doors sold, with a significant market share in both interior and exterior door products. We sell approximately 45 million doors per year. Our products are sold in over 70 countries, including the United States, Canada, the United Kingdom, France and throughout Central and Eastern Europe. For the year ended December 31, 2007 our sales were $2.2 billion.

THE TRANSACTION

        On December 22, 2004, Masonite International Corporation entered into a combination agreement with Stile Canada, an entity controlled by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), which was amended and restated on January 16, 2005 and was further amended and restated on February 17, 2005, pursuant to which on April 6, 2005, Stile Canada acquired all of the common shares of Masonite International Corporation (other than certain shares held by certain officers and employees of Masonite International Corporation which were later exchanged for shares of Masonite Holding Corporation) at a purchase price of C$42.25 per share in cash (the "Transaction").

        Following the Transaction, Masonite International Corporation was amalgamated with Stile Canada to form Masonite Canada Corporation, which then transferred all of the common shares of Masonite Holdings, Inc., which is the parent company of Masonite International Corporation's U.S. subsidiaries, to Stile U.S. Following such transfer, Masonite Holdings, Inc. was merged with and into Stile U.S., and the surviving corporation was renamed Masonite Corporation. Masonite Canada Corporation was subsequently renamed Masonite International Corporation.

        The aggregate value of the Transaction, including the assumption of indebtedness, premiums, fees and expenses, was approximately $2.7 billion, including approximately $551.5 million of new equity provided by KKR and $24.3 million of equity invested by certain members of management at the closing. On June 30, 2005, members of our management and certain other employees invested an additional $22.6 million in the capital stock of Masonite Holding Corporation, with the proceeds used to repurchase shares held by KKR.

        In connection with the Acquisition:

  •
  Masonite U.S. and Masonite Canada entered into senior secured credit facilities, consisting of a $1,175.0 million term loan facility, the proceeds of which were used to pay the consideration in the Transaction and related costs and expenses, and a $350.0 million revolving credit facility, a portion of which is available for the issuance of letters of credit and the proceeds of which may be used solely for general corporate purposes;

  •
  Masonite U.S. and Masonite Canada entered into a $770.0 million senior subordinated loan facility;

  •
  we repaid approximately $569.9 million of Masonite International Corporation's existing net indebtedness; and

  •
  we paid approximately $182.1 million of transaction fees, expenses and other transaction costs, including the payout of equity compensation plans.

FINANCIAL INFORMATION

        Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some respects from U.S. GAAP, and thus our financial statements may not be comparable to the financial statements of U.S. companies.

Differences as they apply to us are summarized in note 25 to the annual audited consolidated financial statements included elsewhere herein.

        Unless the context otherwise requires, in this annual report "Masonite", the "Company", "we", "us" and "our" refer to Masonite International Inc. ("Masonite International") and its subsidiaries, Masonite U.S. refers to Masonite Corporation and Masonite Canada refers to Masonite International Corporation. Masonite U.S., a direct wholly owned subsidiary of Masonite International, operates Masonite International's U.S. subsidiaries. Masonite Canada, also a direct wholly owned subsidiary of Masonite International, operates Masonite International's Canadian subsidiaries as well as certain other non-U.S. subsidiaries. All amounts are in U.S. dollars unless specified otherwise.

        The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

INDUSTRY DATA

        We obtained the industry, market and competitive position data referenced throughout this annual report from our own internal estimates and research as well as from industry and general publications and research, and surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is reliable, we have not independently verified market and industry data from third party sources. While we believe our internal company research is reliable, such research has not been verified by any independent source.

FORWARD-LOOKING STATEMENTS

        This annual report contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, expected cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. The words "may," "might," "should," "estimate," "project," "plan," "anticipate," "expect," "intend," "outlook," "believe" and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe them to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under "Risk Factors" in Part I, Item 3.D of this annual report.

        The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

  •
  our substantial indebtedness;

  •
  our inability to implement our business strategy and achieve anticipated cost savings in a timely and effective manner;

  •
  competition from other companies;

  •
  levels of residential repair, renovation and remodeling and construction activity;

  •
  general economic, market and business conditions;

  •
  increases in interest rates and home financing availability;

  •
  our ability to maintain relationships with certain customers;

  •
  the continued success of certain key customers;

  •
  consolidation of our customers;

  •
  changes in consumer preferences;

  •
  our ability to keep pace with technological developments;

  •
  seasonality and weather conditions;

  •
  disruptions in our operations due to hurricanes, earthquakes and other natural disasters;

  •
  the credit risk of our customers;

  •
  increase in the costs of raw materials;

  •
  labor costs and disputes;

  •
  ability to manage expanding operations and integration of acquisitions;

  •
  renewal of our leases;

  •
  multinational business risks;

  •
  environmental and other government regulations;

  •
  fluctuating exchange and interest rates;

  •
  intellectual property challenges;

  •
  retention of key management personnel; and

  •
  control by our controlling shareholders.

        We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this annual report may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.    OTHER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The information presented below relates to periods before and after the Transaction. "Predecessor" refers to Masonite International Corporation and its subsidiaries on a consolidated basis, "Masonite" or the "Successor" refers to Masonite International Inc. and its subsidiaries on a consolidated basis, and unless the context otherwise requires, the "Company", "we", "us" and "our" refer to the Predecessor for periods prior to the Transaction and to the Successor for periods thereafter, unless the context otherwise requires or it is otherwise indicated. The following table sets forth selected consolidated financial data of the Predecessor and the Successor as of the dates and for the periods indicated. The historical data for the periods presented has been prepared in accordance with Canadian GAAP. The selected consolidated financial data of the Predecessor as at December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and December 31, 2004 presented in this table have been derived from our audited consolidated financial statements not included herein. The selected consolidated financial data of the Predecessor for the period from January 1, 2005 to April 6, 2005 and of the Successor for the period from February 2, 2005 to December 31, 2005 have been derived from our audited consolidated financial statements appearing elsewhere herein, which have been audited by KPMG LLP. The consolidated financial data of the Successor presented as at December 31, 2006 and 2007 and for the years ended December 31, 2006 and December 31, 2007 have been derived from our consolidated financial statements included elsewhere herein which have been audited by Deloitte & Touche LLP.

        The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto appearing elsewhere herein.

	Predecessor			Successor
	Fiscal Years Ended December 31,				Fiscal Years Ended December 31,
			Period From January 1 to April 6, 2005	Period From February 2, to December 31 2005(1)
	2003	2004			2006	2007
	(in millions of U.S. dollars, except share and per share data)
Statement of Operations Data:
Sales	$1,777.2	$2,199.9	$600.1	$1,828.4	$2,464.5	$2,174.4
Cost of sales	1,380.2	1,722.7	486.7	1,497.9	1,950.2	1,695.4

Gross profit	397.1	477.2	113.4	330.4	514.2	479.0
Selling, general and administration expenses	162.2	189.9	54.4	161.3	211.8	206.6
Depreciation	47.5	58.5	17.9	60.3	89.0	91.8
Amortization	0.2	4.1	1.1	29.9	35.6	35.6
Impairment of goodwill and intangible assets	—	—	—	—	—	303.8
Interest	36.4	39.5	11.2	137.1	182.6	178.2
Other (income) expense, net	3.1	7.7	66.4	22.6	39.0	29.9

Income (loss) before income taxes and non-controlling interest	147.7	177.4	(37.7)	(80.8)	(43.8)	(367.0)
Income taxes	34.5	42.7	(8.3)	(16.3)	(15.7)	(72.2)
Non-controlling interest	5.5	6.8	1.3	5.3	6.2	8.1

Net income (loss)(3)	$107.7	$128.0	$(30.7)	$(69.8)	$(34.3)	$(302.9)

Net income (loss) per share	$2.00	$2.34	$(0.27)	$(0.62)	$(0.30)	$(2.67)

Diluted net income (loss) per share	$1.95	$2.29	$(0.27)	$(0.62)	$(0.30)	$(2.67)

	Predecessor		Successor
	As at December 31,		As at December 31,
	2003	2004	2005	2006	2007
	(in millions of U.S. dollars)
Balance Sheet Data:
Cash and cash equivalents	$129.7	$86.5	$47.5	$47.4	$41.8
Working capital	385.0	430.3	211.2	239.9	280.0
Total assets	1,693.2	2,108.5	3,297.3	3,164.5	2,660.1
Total debt	489.4	637.3	2,105.2	2,016.2	1,891.0
Net assets	768.6	1,005.3	523.0	520.9	240.3
Capital stock	266.9	271.1	567.2	567.2	567.2
Total shareholder's equity(3)	732.6	916.9	492.3	484.0	197.6
Number of shares (in millions)	54.4	54.8	113.4	113.4	113.4
Dividends per share U.S.$	—	—	—	—	—
Dividends per share Cdn.$	—	—	—	—	—
Other Financial Data:
Capital expenditures	$49.5	$70.2	$69.8	$49.6	$42.8
Ratio of earnings to fixed charges(2)	4.3x	4.6x	—	—	—

(1)
The only activity of the Successor in the February 2 to April 6, 2005 period is the realized exchange loss of $5.3 million to hedge the Canadian dollars required to close the Transaction. See note 1 of our consolidated financial statements contained elsewhere herein.

(2)
Earnings to fixed charges ratio calculated as earnings (defined as pre-tax income before equity income or loss plus fixed charges) divided by fixed charges (defined as interest plus amortization of deferred financing plus rent expense). Under Canadian GAAP earnings were insufficient to cover fixed charges for the period from January 1 to April 6, 2005, the period from February 2 to December 31, 2005, the fiscal year ended December 31, 2006, and the fiscal year ended December 31, 2007 by $37.9 million, $80.8 million, $43.8 million and $367.0 million, respectively.

(3)
Reconciliation of certain financial data from Canadian GAAP to U.S. GAAP:

	Predecessor			Successor
	Fiscal Years Ended December 31,		Period From January 1, 2005 to April 6, 2005	Period From February 2, 2005 to December 31, 2005	Fiscal Years Ended December 31,
	2003	2004			2006	2007
Reconciliation of net income (loss)—Canadian GAAP to U.S. GAAP
Net income (loss)—Canadian GAAP	$107.7	$128.0	$(30.7)	$(69.8)	$(34.3)	$(302.9)
Effect of SFAS 133(a)	3.3	6.6	1.4	—	—	—
Effect of EITF 88-16(b)	—	—	—	0.3	—	—
Effect of FIN 48(c)	—	—	—	—	—	6.1
Impairment of Goodwill and intangibles(b)	—	—	—	—	—	13.0
Tax effect of U.S. GAAP adjustments	(1.0)	(1.9)	(0.5)	(0.2)	—	(0.1)

Net income (loss)—U.S. GAAP	$110.0	$132.7	$(29.7)	$(69.6)	$(34.3)	$(283.8)

	Successor
	As at December 31, 2006	As at December 31, 2007
Reconciliation of shareholder's equity—Canadian GAAP to U.S. GAAP
Shareholder's equity—Canadian GAAP	$484.0	$197.6
Effect of SFAS 133(a)	12.2	—
Effect of EITF 88-16(b)	(1.5)	1.5
Effect of SFAS 158(d)	2.3	4.2
Effect of FIN 48(c)	—	(1.3)

Shareholder's equity—U.S. GAAP	$496.9	$202.0

  (a)
  SFAS No. 133: Accounting for derivative instruments and hedging activities ("SFAS 133"):

          SFAS 133 and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS 133", ("SFAS 138") requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

  Forward exchange contracts

          The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualified as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Prior to the Company's 2007 adoption of CICA 3855, under Canadian GAAP the derivative instruments were not marked to market and the related off balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions. There were no foreign exchange contracts in place at December 31, 2007.

  Interest rate swap agreements

          The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company's risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As of December 31, 2007, the total floating rate debt effectively converted to fixed rate debt was $900 million (2006—$1,050 million). These agreements mature in 2010. At the inception of these hedges, Masonite had met the criteria for designation and assessing the effectiveness of hedging relationships, thus these interest rate swaps were designated as cash flow hedges. In 2007, the Company adopted CICA 1530 and 3855. As a result, there is no longer a difference between U.S. and Canadian GAAP with respect to the interest rate swap.

  (b)
  EITF 88-16: Basis in leveraged buyout transactions:

          Under Canadian GAAP, the 2005 leveraged buyout transaction was accounted for using the purchase method with a 100% change in basis. Under U.S. GAAP, a portion of the purchase cost (representing approximately 1% of the purchase price) of the Transaction is accounted for at the carrying value of management's continuing equity interests. The termination of a former senior executive in 2005 resulted in a step acquisition, as the percentage of the Company owned by management decreased. In addition, other former executives were terminated or left the Company, resulting in subsequent step acquisitions. The results of these step acquisitions are reflected in the operations of the Company in the 2005 and 2006 periods. As at December 31, 2007, approximately 0.1% (December 31, 2006—approximately 0.1%) of the purchase cost of the Transaction is accounted for at the carrying value of management's continuing equity interests. As a result, the purchase cost and the reduction of purchase costs are allocated pro rata to the assets acquired and liabilities assumed and shareholder's equity is reduced by a similar amount.

          As a result of the lower fair value established at the time of the original allocation in 2005, the difference of $1.0 million and $0.4 million (net of tax of $0.1 million) in goodwill and intangibles respectively, due to EITF 88-16, reduces the goodwill impairment charge in 2007 under U.S. GAAP. Following the impairment in goodwill in 2007, there is no longer a difference for the purpose of the Canadian to U.S. GAAP reconciliation in respect of goodwill and intangibles related to EITF 88-16.

  (c)
  FIN 48: Accounting for Uncertainty in Income Taxes:

          This interpretation was designed to clarify the accounting for uncertain tax positions in accordance with SFAS 109, Accounting for Income Taxes. The initial benefit recognition model follows a two-step approach. First, an enterprise evaluates if the tax position is more-likely-than-not of being sustained on audit based solely on the technical merits of the position. Second, the enterprise measures the appropriate amount of benefit to recognize. This is calculated as the largest amount of tax benefit that has a greater than 50% likelihood of ultimately being realized upon settlement. Subsequently at each reporting date, the largest amount that has a greater than 50% likelihood of ultimately being realized, based on the information available at that date, will be recognized and measured. Subsequent recognition, derecognition, and measurement should be based on new information. The change in net assets as a result of applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition.

          FASB Interpretation No. 48 "FIN 48" is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for the Company in the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized approximately a $79.6 million increase in the liability for unrecognized tax benefits, which was accounted for by a corresponding $60.6 million increase in the January 1, 2007 balance of goodwill and an $19.0 million increase to the January 1, 2007, balance of deficit.

          The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

        The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

Unrecognized tax benefit—opening balance	$110,517
Gross increase—tax positions in prior period	3,214
Gross decrease—tax positions in prior period	(36,660)
Gross increase—tax positions in current period	557
Pre-acquisition settlements to goodwill	(57,414)
Pre-acquisition lapse of statute of limitations to goodwill	(3,411)
Settlements	(141)
Lapse of statute of limitations	(973)
Currency	13,126
Other	(1,977)

Unrecognized tax benefit—ending balance	$26,838

        The total amount that would affect the effective tax rate is $6,570 as of December 31, 2007. Also included in the balance of unrecognized tax benefits at December 31, 2007 are $20,049 of tax benefits that, if recognized, would result in a decrease to goodwill recorded in purchase business combinations.

        The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company accrued penalties of $nil and interest of $2,435 during 2007 and in total, as of December 31, 2007, has recognized a liability for penalties of $1,724 and interest of $9,926.

        The Company estimates the amount of unrecognized tax benefit will not significantly increase within the next 12 months of the reporting date. In addition, the Company believes that it is possible approximately $2,926 of its currently remaining unrecognized tax positions, primarily relating to transfer pricing exposures, may be recognized by the end of 2009 as a result of a lapse of the statute of limitations.

        Principally as a result of the passage into law in 2007 of legislation enacted retroactively in Canada, $69,639 of previously unrecognized tax benefit established on January 1, 2007 was recognized. Of this amount, $52,360 was recognized as a pre-acquisition settlement relating to goodwill and $28,795 was recognized as decrease in tax positions in prior periods, and $11,516 was related to growth in the tax position during the period associated with currency fluctuations.

        The Company is subject to taxation in Canada and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, United Kingdom, France, and Ireland. With few exceptions, the Company is no longer subject to Canada or non-Canada income tax examinations for years before 2000.

        As a result of pre-acquisition adjustments, the goodwill impairment under U.S. GAAP in 2007 was $11,626 lower as these adjustments resulted in additional liabilities prior to the goodwill impairment test.

  (d)
  SFAS No. 158: Employer's Accounting for Defined Benefit Pension and Other Post-Retirement Plans:

          This standard requires the full recognition of the funded status of an entity's defined benefit and other post-retirement plans either as an asset or a liability on its year-end balance sheet. As a result, this standard eliminates the recognition of an Additional Minimum Pension Liability ("AML") as well as other previously unreported pension adjustments for defined benefit and other post-retirement plans that were not previously required under SFAS 87 "Employer's Accounting for Pensions". The Company adopted SFAS 158 in 2006 and reduced its long-term pension liability by $2.3 million, with an offset to accumulated other comprehensive income. In 2007, the impact of SFAS 158 was a cumulative reduction of the long-term pension liability in the amount of $6.8 million ($4.2 million net of tax), with an offset to accumulated other comprehensive income ($4.6 million in 2007, $2.3 million in 2006).

DIVIDENDS

        The Company has not declared any dividends on its common shares in each of the three most recently completed financial years. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements, the financial condition of the Company and other relevant factors including restrictions contained in the Company's banking facilities.

EXCHANGE RATE INFORMATION

        The following table sets forth, for the periods indicated, translations of Canadian dollars into U.S. dollars at specified rates. These translations have been made at the indicated noon-buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience. They are not necessarily the rates used by us in the preparation of our financial statements.

Year Ended December 31	Average
2003	0.7186
2004	0.7702
2005	0.8269
2006	0.8821
2007	0.9419

Recent Monthly Data	Average	Low	High
October 2007	1.0257	0.9998	1.0531
November 2007	1.0359	0.9993	1.0908
December 2007	0.9981	0.9789	1.0221
January 2008	0.9903	0.9714	1.0096
February 2008	1.0016	0.9815	1.0291
March 2008	0.9973	0.9732	1.0162

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks Related to Our Indebtedness

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

        As of December 31, 2007, we had outstanding indebtedness of approximately $1,952.1 million, and availability of $337.7 million under our revolving credit facility after giving effect to outstanding letters of credit. Our outstanding indebtedness as of that date represented approximately 93% of our total capitalization (based on total capitalization of $2,107.9 million). Subsequent to December 31, 2007, we borrowed the remaining $336 million available from our $350 million senior secured revolving credit facility.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for and reacting to changes in our businesses and in the industries in which we operate;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes; and

  •
  place us at a disadvantage compared to our competitors who may have less debt.

        Any of the above listed factors could materially adversely affect our business and results of operations. Furthermore, our interest expense could increase if interest rates increase because our senior secured credit facilities does bear interest at floating rates.

We and our subsidiaries will be able to incur more debt, which could further exacerbate the risks associated with our substantial anticipated leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our indebtedness do not fully prohibit us or our subsidiaries from doing so. To the extent new debt is added to our and our subsidiaries' currently anticipated debt levels, the substantial leverage risks would increase. Specifically, our senior secured credit facilities allow us, subject to certain conditions, to incur additional term loans in an aggregate principal amount of up to $300.0 million, which additional term loans would have the same security and guarantees as under the senior secured credit facilities.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to generate cash in an amount sufficient to meet our debt service obligations or to comply with the financial maintenance covenants contained in our senior secured credit facilities could harm our business, financial condition and results of operations.

        Our ability to pay interest on and principal of our debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we do not generate sufficient cash flow from operations to satisfy our debt service obligations or to comply with the financial maintenance covenants contained in our senior secured credit facilities, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations or to comply with the financial maintenance covenants contained in our senior secured credit facilities, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations.

Repayment of our debt, is dependent on cash flow generated by our subsidiaries.

        A substantial portion of our assets are owned by subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

The terms of our senior secured credit facilities and the indentures governing our notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        Our senior secured credit facilities and the indentures governing our notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to engage in acts that may be in our best long-term interests. Our senior secured credit facilities include financial covenants, including requirements that we:

  •
  maintain a minimum interest coverage ratio; and

  •
  not exceed a maximum total leverage ratio.

        The financial covenants contained in our senior secured credit facilities will become more restrictive over time. In addition, our senior secured credit facilities require that we use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in our business to repay indebtedness under those facilities.

        Our senior secured credit facilities also include covenants restricting, among other things, our ability to:

  •
  incur liens;

  •
  incur additional debt (including guarantees, debt incurred by direct or indirect subsidiaries, and obligations in respect of foreign currency exchange and other hedging arrangements) or issue preferred stock;

  •
  pay dividends, or make redemptions and repurchases, with respect to capital stock;

  •
  prepay, or make redemptions and repurchases of, subordinated debt;

  •
  make loans and investments;

  •
  engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

  •
  change the business conducted by us; and

  •
  amend the terms of subordinated debt.

        The indentures relating to our notes also contain numerous covenants including, among other things, restrictions on our ability to:

  •
  incur or guarantee additional indebtedness or issue disqualified or preferred stock;

  •
  create liens;

  •
  pay dividends or make other equity distributions;

  •
  repurchase or redeem capital stock;

  •
  make investments or other restricted payments;

  •
  sell assets or consolidate or merge with or into other companies;

  •
  create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; and

  •
  engage in transactions with affiliates.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the senior secured credit facilities, including any of the financial covenants noted above, would result in a default under the senior secured credit facilities. If any such default occurs, the lenders under the senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all of our available cash to repay these borrowings. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

Cross-default and cross-acceleration provisions in our outstanding indebtedness may result in substantially all of our debt obligations coming due at the same time, and in such event we may not have available liquidity to satisfy all of those obligations.

        Our senior secured credit facilities contain cross-default and cross-acceleration provisions, and the indentures governing our notes also provide for cross-acceleration. These provisions could result in substantially all of our debt obligations coming due at the same time if an event of default under any of our indebtedness were to occur, and in such event we may not have available liquidity to satisfy all of those obligations. For example, to the extent that we failed to pay interest on our notes when due and an event of default were to result following the applicable 30-day grace period, the cross-default provisions under our senior secured credit facilities would be triggered, in which case our obligations under both our notes and our senior secured credit facilities could become immediately due and payable.

Risks Related to Our Business

We operate in a competitive business environment. If we are unable to compete successfully, we could lose customers and our sales could decline.

        The building products industry is highly competitive. We compete against international, national and regional manufacturers of doors. Some of our principal competitors may be less highly leveraged than we are and may have greater financial, marketing and distribution resources than we do. Accordingly, these competitors may be better able to withstand changes in conditions within the industry in which we operate and may have significantly greater operating and financial flexibility than we do. Also, certain of our competitors may have excess production capacity, which could lead to pressure to decrease prices in order to remain competitive. For these and other reasons, these competitors could take a greater share of sales and cause us to lose business from our customers, resulting in potential facility closures and related writedowns and impairments.

        As a result of this competitive environment, we face and will continue to face pressure on selling prices of our products from competitors and from large customers. Because of these pricing pressures, we may in the future experience reduced sales and lower margins. In addition, overcapacity in the door industry could limit our ability to pass on future raw material price or labor cost increases to our customers which would also reduce profit margins.

Downward trends in repair, renovation and remodeling and new home construction or in general economic conditions could negatively impact our financial performance.

        Trends in repair, renovation and remodeling and new home construction directly impact our financial performance because demand for doors is influenced by the level of repair, renovation and remodeling activity in existing homes and new home construction activity. Accordingly, the following trends have a direct impact on our business in the countries in which our products are sold:

  •
  the strength of the economy;

  •
  the age of existing home stock;

  •
  new housing construction;

  •
  housing sales;

  •
  job growth;

  •
  interest rates;

  •
  consumer confidence;

  •
  gross domestic product levels;

  •
  employment rates and the availability of consumer credit; and

  •
  demographic factors such as immigration and migration of the population.

        The new home construction sector has historically been cyclical. During 2007, a major downturn continued in the United States and December 2007 annualized seasonally adjusted housing starts were 33% below the December 2006 rate as reported by the U.S. Census Bureau. In addition, the repair, renovation and remodeling has recently experienced weakening year-over-year sales in the United States. Our relatively narrow focus within the building products industry amplifies the risks inherent in such a market downturn. The impact of this weakness on our revenues, profits and profit margin will be determined by many factors, including industry capacity, industry pricing discipline, and our ability to implement the series of initiatives encompassed in our Blueprint for Profitable Growth.

Increases in interest rates and the reduced availability of financing for home improvements and the purchase of new homes could have a material adverse impact on us.

        In general, demand for home improvement products and new homes may be adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase and, consequently, the ability of prospective buyers to finance purchases of home improvement products or new homes is adversely affected, our business, financial condition and results of operations may also be adversely impacted and the impact may be material.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may be negatively affected if our key customers reduce the amount of products they purchase from us.

        Our customers consist mainly of wholesalers and retail home centers. Our top 10 major customers together accounted for approximately 43% of our gross sales in fiscal year 2007, while our largest customer accounted for approximately 19% of our gross sales in fiscal year 2007. We expect that a small number of customers will continue to account for a substantial portion of our gross sales for the foreseeable future. In addition, we generally do not enter into contracts with our customers and they generally do not have an obligation to purchase products from us. The loss of, or a diminution in, our relationship with our largest customer or any other major customer could have a material adverse effect on us. Our competitors may adopt more aggressive pricing and sales policies and devote greater resources to the development, promotion and sale of their products than we do, which could result in a loss of customers. This risk is particularly high in periods of excess industry capacity or lower economic activity. The loss of, or a reduction in orders from, any significant customers, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer, could have a material adverse effect on us. Also, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue in future periods, or if continued, may not reach or exceed historical levels in any period. Also, we have no operational or financial control over these customers and have limited influence over how they conduct their businesses. If any of these customers fails to remain competitive in their respective markets or encounters financial or operational problems, our revenue and profitability may decline. In the first quarter of 2007, we were notified by our largest customer, The Home Depot, that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007. As a result, we announced the permanent closure of five facilities dedicated to The Home Depot.

Consolidation of our customers and their increasing size could adversely affect our results of operations.

        In many of the countries in which we operate, an increasing share of sales of building products are sold through large home centers and other large retailers. In addition, consolidation among businesses operating in different geographic regions has increased in recent years, resulting in more customers operating nationally and internationally. We believe that these trends will continue in the future. As a result, our customers will increase in size and purchasing power. As our customers grow, we will be challenged to continue to provide consistently high customer service levels for increasing sales volumes, while offering a broad mix of innovative products and on-time and complete deliveries. If we fail to provide high levels of service, broad product offerings, competitive prices and timely and complete deliveries, we could lose a substantial portion of our customer base and our profitability, margins and revenues could decrease.

Changes in consumer preferences could adversely affect our business.

        Our business in general is subject to changing consumer and industry trends, demands and preferences. Our continued success depends largely on the introduction and acceptance by our customers of new products and improvements to existing product lines that respond to such trends, demands and preferences. Trends within the industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, rejection of a new product line and reduced demand and price reductions for our products, the writedown of obsolete or excess inventory or the impairment of intangibles or fixed assets, each of which could materially adversely affect us. In addition, we are subject to the risk that new technologies could be introduced that would replace or reduce demand for our products. We may not have sufficient resources to make necessary investments or we may be unable to make the investments necessary to develop new products or improve our existing products.

Our business is subject to some seasonality and weather may impact our sales, cash flows from operations and results of operations.

        Our business experiences seasonal business swings, which correspond primarily to the North American seasons, particularly in the Northeastern and Midwestern United States and in most regions of Canada. In addition to expected seasonal weather changes, unusually prolonged periods of cold, rain, blizzards, hurricanes or other severe weather patterns could delay or halt renovation and construction activity. For example, unusually severe weather can lead to reduced construction activity and magnify the seasonal decline in our sales, cash flows from operations and results of operations during the winter months. Negative cash flows typically occur in the first quarter and also, to a certain extent, in the second quarter of each year. This seasonality requires that we manage our cash flows over the course of the year. If sales were to fall substantially below what we would normally expect during certain periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected.

        Severe weather may also have a negative impact on our operations. For instance, our ten facilities in the Southeastern United States lost a number of production and shipping days as a result of the four hurricanes experienced by that region in 2004. In 2005, two hurricanes struck the Southern United States and caused the temporary curtailment of operations at our Laurel, Mississippi facility, and other facilities in the area.

A disruption in our operations could materially affect our operating results.

        We operate over 65 facilities worldwide. Many of our facilities are located in areas that are vulnerable to hurricanes, earthquakes and other natural disasters. In the event that a hurricane, earthquake, natural disaster, fire or other catastrophic event were to interrupt our operations for any extended period of time, it could delay shipment of merchandise to our customers, damage our reputation or otherwise have a material adverse effect on our financial condition and results of operations. For example, during the first quarter of 2005, prior to the Transaction, we experienced an equipment electrical fire at our facility located in Laurel, Mississippi. The cost to repair the plant's equipment was immaterial, but two of the three production lines were inoperative for approximately three weeks. The lost production had a significant impact on our consolidated margins during that period.

        In addition, our operations may be interrupted by terrorist attacks or other acts of violence or war. These attacks may directly impact our suppliers' or customers' physical facilities. For example, earlier in 2006, operations at our plant in Karmiel, Israel, were interrupted for eight weeks due to its proximity to the Lebanese border and the recent conflict occurring there. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our operating results. The United States has entered into, and may enter into additional, armed conflicts which could have a further impact on our sales and our ability to deliver product to our customers in the United States and elsewhere. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They could also result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results.

We are subject to the credit risk of our customers.

        We provide credit to our customers in the normal course of business. We generally do not require collateral in extending such credit. Although we purchase worldwide credit insurance, obtain letters of credit from our customers in appropriate circumstances and reserve for this exposure, we cannot assure you that the exposure will not be greater than we anticipate. An increase in the exposure, coupled with material instances of default, could have an adverse effect on our business, financial condition, results of operations and cash flow.

Increased prices for raw materials or finished goods used in our products and/or interruptions in deliveries of raw materials or finished goods could adversely affect our profitability, margins and revenues.

        Our profitability is affected by the prices of the raw materials and finished goods used in the manufacture of our products. These prices have fluctuated and may continue to fluctuate based on a number of factors beyond our control, including world oil prices, changes in supply and demand, general economic or environmental conditions, labor costs, competition, import duties, tariffs, currency exchange rates, mergers and acquisitions, weather, and, in some cases, government regulation. The commodities we use may undergo major price fluctuations and there is no certainty that we will be able to pass these costs through to our customers. Significant increases in the prices of raw materials or finished goods are more difficult to pass through to customers in periods of housing market weakness and excess door industry capacity, and may negatively impact our revenues, profitability and margins. We also purchase raw materials and manufactured items from suppliers located in non-U.S. Dollar based economies in North America, Asia, Europe, South America and Africa. In most cases, purchases from those suppliers are priced in U.S. dollars or euros. However, fluctuations in currency exchange rates may also affect us.

        We require a regular supply of steel, fiberglass, wood, wood composites, door facings, cut stock, core material and other raw materials as well as petroleum-based products such as resins and foam. In certain instances, we depend upon single or limited source suppliers for these supplies. Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made.

        If any of our suppliers were unable to deliver materials to us for an extended period of time (including as a result of delays in land or sea shipping), or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. For example, in 2006 we experienced a short term disruption in the supply of methanol, a key ingredient in resins used in the production of door skins. In the future, we may not be able to find acceptable supply alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business.

Increases in labor costs, potential labor disputes and work stoppages at our facilities or the facilities of our suppliers could materially adversely affect our financial performance.

        Our financial performance is affected by the availability of qualified personnel and the cost of labor. We have approximately 10,700 employees and contract laborers. Approximately 2,400 or 22%, of our employees are unionized. Employees represented by these unions are subject to 14 collective bargaining agreements, three of which are with local unions in the United States. None of our North American collective bargaining agreements are subject to renewal in 2008, and our collective bargaining agreements in France, United Kingdom and South Africa are subject to annual renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their collective bargaining agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. If our workers were to engage in a strike, a work stoppage or other slowdowns, we could experience disruptions of our operations. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

        Many of our direct and indirect suppliers and customers also have unionized workforces. Strikes, work stoppages or slowdowns experienced by these suppliers and customers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of these components could reduce sales, increase costs and have a material adverse affect on us.

Our recent acquisitions and any future acquisitions could be difficult to integrate and could adversely affect our operating results.

        Historically, a substantial part of our growth has come from acquisitions. Our recent and any future acquisitions involve a number of risks, including:

  •
  our inability to integrate the acquired business;

  •
  our inability to manage acquired businesses or control integration and other costs relating to acquisitions;

  •
  diversion of management attention;

  •
  our failure to achieve projected synergies or cost savings;

  •
  impairment of goodwill, intangibles or fixed assets affecting our reported net income;

  •
  our inability to retain the management or other key employees of the acquired business;

  •
  our inability to establish uniform standards, financial or other controls, procedures and policies;

  •
  our inability to retain customers of our acquired companies;

  •
  exposure to legal claims for activities of the acquired business prior to the acquisition;

  •
  damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired businesses; and

  •
  the performance of any acquired business could be lower than we anticipated.

        For example, in 2005 we completed a series of acquisitions in Central and Eastern Europe, and we are still in the process of integrating these businesses into Masonite. The integration of these and any future material acquisition into our business will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our ordinary operations. We may not be able to effectively manage recent or future acquisitions or realize their anticipated benefits, which could harm our results of operations.

If our leases terminate or are not renewed upon expiration, we could be required to make significant capital expenditures to relocate our facilities.

        A significant number of our manufacturing facilities and warehouses are leased. There can be no assurance that upon termination or expiration of these leases we will be able to renew them on acceptable terms or at all. If we are unable to renew such leases, we could be required to make significant capital expenditures to relocate our facilities.

We are exposed to political, economic and other risks that arise from operating a multinational business.

        We have operations in the United States, Canada, Europe and, to a lesser extent, other foreign jurisdictions. Approximately 70% of our sales are generated in North America and approximately 26% in Europe, with the remainder in South America, Asia and Africa. Further, certain of our businesses obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic and other risks that are inherent in operating in numerous countries. These risks include:

  •
  the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

  •
  trade protection measures and import or export licensing requirements;

  •
  tax rates in foreign countries and the imposition of withholding requirements on foreign earnings;

  •
  the imposition of tariffs or other restrictions;

  •
  difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

  •
  required compliance with a variety of foreign laws and regulations; and

  •
  changes in general economic and political conditions in countries where we operate.

        Our business success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or on our business as a whole.

Environmental requirements may impose significant environmental compliance costs and liabilities on us.

        Our operations are subject to numerous U.S. (federal, state and local), Canadian (federal, provincial and local), European (European Union, country and local) and other laws and regulations relating to pollution and the protection of the environment, including, without limitation, those governing emissions to air, discharges to water, storage, treatment and disposal of waste, releases of contaminants or hazardous or toxic substances, remediation of contaminated sites and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. Despite our best efforts to comply with environmental requirements, we are at risk of being subject to civil, administrative or criminal enforcement actions, of being held liable, of being subject to an order or of incurring costs, fines or penalties for, among other things, releases of contaminants or hazardous or toxic substances occurring on or emanating from currently or formerly owned or operated properties or any associated offsite disposal location, or for contamination discovered at any of our properties from activities conducted by us or by previous occupants.

        In addition, the requirements of such laws and enforcement policies have generally become more stringent over time. Changes in environmental laws and regulations or in their enforcement or the discovery of previously unknown or unanticipated contamination or non-compliance with environmental laws or regulations relating to our properties or operations could result in significant environmental liabilities or costs which could adversely affect our business. In addition, we might incur increased operating and maintenance costs and capital expenditures and other costs to comply with increasingly stringent air emission, wastewater discharge or waste disposal management laws or other future requirements. Typically under ten percent of our capital is spent to comply with our environmental, health and safety requirements. In addition, we will spend between $20.0 million and $30.0 million in addition to the $8.7 million already spent to comply with the U.S. Maximum Achievable Control Technology requirements under the Clean Air Act. Also, discovery of currently unknown or unanticipated conditions could require responses that would result in significant liabilities and costs. Accordingly, we are unable to predict the ultimate costs of compliance with or liability under environmental laws, which may be larger than current projections.

        Further, as we consider acquisitions and divestitures of sites or change locations or rented facilities, a Phase 1 Environmental Assessment is conducted to assess and determine the current environmental condition of the site. This is completed by either utilizing in-house staff or by specialized environmental consultants.

Fluctuating exchange and interest rates could adversely affect our financial results.

        Our financial results may be adversely affected by fluctuating exchange rates. In the year ended December 31, 2007, approximately 44% of our net sales were generated outside of the United States. We believe that the percentage of our costs denominated in currencies other than the U.S. dollar is greater than the percentage of our sales in those other currencies. For example, at most of our manufacturing facilities, the prices for a significant portion of our raw materials are quoted in the domestic currency of the country where the facility is located or other currencies that are not U.S. dollars. We also have substantial assets outside the United States. We are subject to currency exchange rate risk to the extent that some of our costs are denominated in currencies other than those in which we earn revenues. Also, since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on many aspects of our financial results. Changes in currency exchange rates for any country in which we operate may require us to raise the prices of our products in that country or allow our competitors to sell their products at lower prices in that country. As our borrowings under our notes and under our senior secured credit facilities are denominated in a currency (U.S. dollars) that is different from the currencies in which we derive a significant portion of our net sales, we are also exposed to currency exchange rate risk with respect to those financial obligations. See "Quantitative and Qualitative Disclosures About Market Risk" in Part I, Item 11.A of this annual report.

        Some of our borrowings, including those under our revolving credit facility and the unhedged portion of our term loan facility, are at variable rates of interest. This exposes us to interest rate risk. If interest rates increase, the payments we are required to make on our variable portion of our indebtedness will increase, and cash available for servicing our other indebtedness would decrease. To the extent we are unable to repay our term loan facility at the same rate at which our interest rate hedges expire, our exposure to variable rates of interest would increase. In addition, when the debt represented by Masonite Canada's notes is repaid, Masonite Canada may be subject to taxes on any corresponding foreign currency gain, if the exchange rate of the Canadian dollar is different than the rate at the time of the Transaction.

We may fail to continue to innovate, face claims that we infringe third party intellectual property rights, or be unable to protect our intellectual property from infringement by others except by incurring substantial costs as a result of litigation or other proceedings relating to patent or trademark rights, any of which could cause our revenue or profitability to decline. In addition our innovations may fail to realize commercial success.

        Our continued success depends on our ability to develop and introduce new or improved products, to improve our manufacturing and product service processes, and to protect our proprietary rights to the technologies used in our products. If we fail to do so, or if existing or future competitors achieve greater success than we do in these areas, our results of operations may decline.

        We rely on a combination of U.S., Canadian and, to a lesser extent, European patent, trademark, copyright and trade secret laws as well as licenses, nondisclosure, confidentiality and other contractual restrictions to protect certain aspects of our business. We have registered trademarks and patents, and have pending trademark and patent applications in the United States, Canada and abroad. However, our pending patent and trademark applications may not be allowed by the applicable governmental authorities to issue as patents or register as trademarks at all, or in a form that will be advantageous to us. In addition, we have selectively pursued patent and trademark protection, and in some instances we may not have registered important patent and trademark rights in these and other countries. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The failure to obtain worldwide patent and trademark protection may result in other companies copying and marketing products based upon our technologies or under our brand or trade names outside the jurisdictions in which we are protected. This could impede our growth in existing regions and expansion into new regions, create confusion among consumers and result in a greater supply of similar products that could erode prices for our protected products.

        Our success depends in part on our ability to protect our patents, trademarks, copyrights, trade secrets and licensed intellectual property from unauthorized use by others. We cannot be sure that the patents we have obtained, or other protections such as confidentiality, trade secrets and copyrights, will be adequate to prevent imitation of our products by others. If we are unable to protect our products through the enforcement of intellectual property rights, our ability to compete based on our current advantages may be harmed. If we fail to prevent substantial unauthorized use of our trade secrets, we risk the loss of those intellectual property rights and whatever competitive advantage they embody.

        Although we are not aware that any of our products or intellectual property rights materially infringe upon the proprietary rights of third parties, third parties may accuse us of infringing or misappropriating their patents, trademarks, copyrights or trade secrets. Third parties may also challenge our trademark rights and branding practices in the future. We may be required to institute or defend litigation to defend ourselves from such accusations or to enforce our patent, trademark and copyright rights from unauthorized use by others, which, regardless of the outcome, could result in substantial costs and diversion of resources and could negatively affect our competitive position, sales, profitability and reputation. If we lose a patent infringement suit, we may be liable for money damages and be enjoined from selling the infringing product unless we can obtain a license or are able to redesign our product to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement, which could negatively affect our profitability. In addition, our patents, trademarks and other proprietary rights may be subject to various attacks claiming they are invalid or unenforceable. These attacks might invalidate, render unenforceable or otherwise limit the scope of the protection that our patents and trademarks afford. If we lose the use of a product name, our efforts spent building that brand may be lost and we will have to rebuild a brand for that product, which we may or may not be able to do. Even if we prevail in a patent infringement suit, there is no assurance that third parties will not be able to design around our patents, which could harm our competitive position.

Our business will suffer if certain key officers or employees discontinue employment with us.

        The success of our business is materially dependent upon the skills, experience and efforts of certain of our key officers and employees. The loss of key personnel could have a material adverse effect on our business, operating results or financial condition. We may not succeed in attracting and retaining the personnel we need to generate sales and to expand our operations successfully, and, in such event, our business could be materially and adversely affected. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business or operating results.

        Maintaining effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. In addition, we are in the process of integrating the financial reporting processes of those Central and Eastern European entities we acquired in 2005 with our reporting processes. We are not currently required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which, beginning with our annual report for fiscal year 2008, will require, among other things, our management to assess and report on annually the effectiveness of our internal controls and, beginning with our annual report for fiscal year 2008, our independent registered public accounting firm to issue a report on the effectiveness of our internal controls.

        Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation could cause us to report deficiencies in our internal controls over financial reporting. If we are unable to maintain adequate internal controls, our business and operating results could be adversely affected, or if we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information.

Financial reporting requires us to make judgments and estimates about matters that are inherently uncertain, which affects the balances reported in our financial statements and has caused us to restate our financial statements.

        Our accounting policies require us to make judgments and estimates that affect the amounts of assets, liabilities, revenues and expenses and related disclosures of contingent items that we report. Actual results could differ significantly from those estimates, and such differences have required and could in the future require us to restate our financial statements.

If the reorganization of Masonite in connection with the Transaction does not meet the requirements of Canadian tax law, the reorganization could result in Canadian tax liability to us.

        Certain restructuring transactions were effected following the Transaction. These transactions are dependent, under Canadian tax law, upon certain relevant facts relating to the ownership of shares of the entity acquired pursuant to the Transaction of our debt and equity. If the facts provided to us in respect of such ownership are subsequently proven to be incorrect, we could incur a tax liability that may result in a material adverse effect on our liquidity and results of operations.

Our controlling shareholder may have interests that conflict with us now or in the future.

        We are controlled by KKR. In conjunction with our management, KKR oversees our affairs and policies. As a result, KKR has control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders regardless of whether others believe that any such transactions are in our own best interests. For example, KKR could cause us to make acquisitions that increase the amount of indebtedness that is secured or that is senior to our outstanding debt securities or to sell assets, which may impair our ability to make payments under our outstanding debt securities.

        Additionally, KKR is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. KKR may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as KKR, or other funds controlled by or associated with KKR, continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, KKR will continue to be able to strongly influence or effectively control our decisions.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        Masonite International Inc., the parent company of Masonite Corporation and Masonite International Corporation, was incorporated under the Canada Business Corporations Act on February 2, 2005. Masonite Corporation is a Delaware corporation incorporated on September 1, 1925. Masonite International Corporation and Specialty Buildings Products Ltd. amalgamated on May 30, 2005 to form Masonite International Corporation under the Ontario Business Corporations Act.

        Our principal executive offices are located at 1820 Matheson Blvd Unit B4, Mississauga, Ontario, Canada L4W 0B3 and One North Dale Mabry Highway, Suite 950, Tampa, Florida 33609. Our telephone number is (905) 212-9622 and (813) 877-2726, respectively. Our web site is located at www.masonite.com.

        We commenced business in 1955 in Toronto, Ontario, as the purchasing division of a retail lumberyard. We began manufacturing doors in 1961 with a full line of flush doors. Expansion initially was through our product line with the introduction of wood doors, such as louvre, stile and rail, plastic laminate, fire doors and pre-hung units, and eventually including architectural doors and steel and fiberglass exterior doors and entry systems. We also expanded geographically, establishing and acquiring door manufacturers in Canada, the United States, the United Kingdom and France and in Central and Eastern Europe. In addition, we made numerous acquisitions of door component manufacturers, as well as logistical and fabrication centers.

        On August 31, 2001, we acquired Masonite Corporation, a leading manufacturer composite of molded door facings, from International Paper Company for approximately $427.3 million, forming the newly integrated company Masonite International Corporation. In 2004, we acquired the residential entry door business of The Stanley Works, a manufacturer and pre-hanger of steel and fiberglass residential entry doors sold primarily for use in residential repair, renovation and remodeling in the United States.

        On April 6, 2005, we were acquired by an entity controlled by affiliates of KKR.

        In the 2005 Successor Period, we paid cash of $21.4 million (net of $1.4 million in cash acquired) for the acquisition of businesses, excluding acquisitions of minority positions in subsidiaries that were already consolidated. In May 2005, we purchased the remaining ownership of less than wholly owned investments located in Israel and Turkey for cash consideration of $8.4 million. In July 2005, we entered into a joint venture in Malaysia with a cash contribution of $2.8 million. Also, in October 2005, we acquired an 80% interest in a manufacturing enterprise located in Hungary for total consideration of $8.5 million. In December 2005, we completed the acquisition of a manufacturing facility in the United States for cash consideration of $6.6 million.

        We also acquired the remaining ownership of less than wholly owned subsidiaries in the 2005 Successor Period for total consideration of $45.3 million. These acquisitions included purchasing the remaining interest in a manufacturing facility with operations in Canada and the United States for cash consideration of $36.4 million in May 2005, and the purchase of the remaining ownership of a manufacturing enterprise with operations in Canada for total consideration of $8.9 million in October 2005. The total consideration included cash of $4.6 million and a note payable of $4.3 million payable over a three year period from the closing date. Total goodwill recorded in connection with these transactions was $8.3 million.

        In 2005, the Company sold its former manufacturing site located in the Republic of Korea, which has previously been closed in late 2004, for cash proceeds of approximately $7.4 million, representing the majority of the asset sales proceeds in that year.

        We made no acquisitions in 2006.

        In 2006, we closed four sites in North America. These were a pre-hanging operation, an interior door manufacturing operation, a cutstock operation and an exterior door manufacturing operation.

        Also in 2006, we disposed of surplus real estate and other assets for proceeds of approximately $20.5 million, consisting largely of surplus land at current and former manufacturing sites in both North America and Europe.

        In the first quarter of 2007, we were notified by our largest customer that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007.

This decision was the result of price increases we put in place during 2006. Sales to this customer in the regions affected were approximately $250–$300 million on an annualized basis. Subsequent to this notification, we announced the permanent closure of five facilities and the significant curtailment of production at an additional facility dedicated to serving this customer. As a result of this lost business and the continuing deterioration in the North American housing market, we further announced the permanent closure of an interior door manufacturing facility located in Mississauga, Ontario and the consolidation of our interior door manufacturing operations in Florida, resulting in the permanent closure of our Tampa, Florida facility. The closures of these facilities were completed in 2007. In the early 2008, we announced the closure of three additional sites in Canada and a site in the UK. These decisions were made in order to effectively rationalize capacity with demand given the current state of the housing market and to exit unprofitable product lines. The shut-down of the four facilities being permanently closed are expected to be completed by the end of the third quarter of 2008.

        In 2007 we disposed of surplus assets, (principally real estate at a former manufacturing site) for cash proceeds of $8.6 million.

        Since the Transaction we have closed or have announced the closure of 16 manufacturing sites around the world.

        In 2007, we purchased the remaining 20% of our door manufacturing facility located in Eastern Europe for cash consideration of $3.3 million.

        Capital expenditures have ranged from a peak of $82.2 million for the full year in 2005 (Predecessor and Successor combined) to a low of $42.8 million in 2007. These expenditures are made in order to maintain our existing capacity and to invest in more efficient production machinery where cost effective. In recent years these expenditures have diminished due to a combination of reduced need for capacity expansion due to the downturn in the North American housing market, the re-deployment of surplus equipment due to facility closures, our "lean sigma" manufacturing initiatives which have unlocked capacity and a tighter focus on capital spending.

B.    BUSINESS OVERVIEW

GENERAL

        We sell interior and exterior doors, with interior products accounting for approximately 69%, 66%, 63% and 68% of our total sales revenue in 2007, 2006, 2005 (successor period) and 2005 (predecessor period) respectively; and exterior products accounting for the balance of our revenue during those periods. We offer an extensive range of interior and exterior doors, which are available in a wide variety of sizes, styles and types. Substantially all interior doors are made with wood and related materials such as hardboard (including composite molded and flat door facings). Exterior doors are made primarily of steel or fiberglass, as sales of wood exterior doors have declined in use over the last decade.

        The following is a description of the principal types of doors and other products that we sell and manufacture worldwide:

Molded Flush	Doors made by sandwiching a wood or MDF frame and a hollow or solid core between two molded hardboard facings. These doors are used for closets, bedrooms, bathrooms and hallways.
Flush
Doors made by sandwiching a wood or MDF frame and a hollow or solid core between two facings made of plywood or hardboard (flat or embossed). These doors are used for closets, bedrooms, bathrooms and hallways.

Stile and Rail
Doors made from solid wood with vertical stiles, horizontal rails and wood panels, which have been cut, milled and assembled from lumber such as clear pine, knotty pine, oak and mahogany. Where glass panels are inserted between stiles and rails, the resulting door when used for interior purposes is referred to as a French door. For interior purposes these doors are primarily used for hallways, room dividers, closets and bathrooms. For exterior purposes these doors are used as entry doors and decorative glass inserts (lites) are often inserted into these doors.
Louvre	Doors with sloping horizontal slats that admit light and air. These doors are used for hallways, closets, and cabinets and as interior and exterior decorative shutters.
Bifold	Hinged folding doors (typically molded flush, flush or louvre doors) used in closets or as room dividers.
Pre-hung	Interior and exterior doors sold together with door frames as units.
Plastic Laminate	Flush doors with a plastic veneer facing, generally for commercial use.
Architectural	Doors custom-designed to architectural specifications generally for commercial uses such as in office buildings, hotels, schools and hospitals.
Steel	Exterior doors made by assembling two interlocking steel facings (paneled or flat) or attaching two steel facings to a wood or steel frame and injecting the core with polyurethane insulation.
Fiberglass	Exterior doors made by assembling two fiberglass facings to a wood frame or composite material and injecting the core with polyurethane insulation.
Entry Systems	Exterior doors sold pre-assembled in a door frame, with or without lites and transoms.
Molded Door Facings
Thin sheets of molded hardboard produced by grinding or defibrating wood chips, adding resin and other ingredients, creating a thick fibrous mat composed of dry wood fibers and pressing the mat between two steel dies to form a molded sheet, the surface of which may be smooth or textured with a wood grain pattern.
Door Framing Material	Commonly referred to as cut stock. Wood or MDF components that constitute the frame on which interior and exterior door facings are attached.
Door Lites	Decorative and non-decorative insulated glass inserts primarily used in exterior doors.
Door Core	A molded fiber mat or particle board used in the construction of solid core doors.

New Products

        Within the past three years, we have launched several new products containing patentable or patented features, including PalazzoTM and CheyenneTM interior molded panel doors and new Barrington® Mahogany, Craftsman and SierraTM textured exterior fiberglass doors. The Cheyenne is our first design in a new premium series of molded panel doors that are being marketed as Masonite's Anniversary Collection. The new Barrington products address the growing market needs for specific architectural designs and alternative wood grains. In addition, we modify our product offerings to keep pace with changing consumer preferences.

        Two Palazzo Series designs, Bellagio® and Capri®, are offered in all sizes and configurations. This door features raised moulding and recessed panels resembling authentic stile and rail doors. Palazzo provides these features with the added benefits of a single piece facing and composite wood technology.

        The Masonite® Anniversary Collection includes designs with unique architectural features. The Cheyenne door is a two-panel plank interior door for consumers who are looking for a rustic, country or western style. This door has beaded planks, a custom panel profile and feature lines distinguishing the stiles from the rails.

        The Barrington Mahogany, Craftsman and Sierra exterior fiberglass doors are extensions of the Barrington line. Barrington Mahogany features a mahogany wood-grain texture that, after staining, looks like an authentic mahogany hardwood door. This product was made to be compatible with the full array of Barrington decorative glass. Barrington Craftsman addresses the craftsman, mission or shaker design trends occurring today in building products, furniture and cabinetry. This door has custom glazing, recessed flat panels and straight-grain hardwood texture. The Barrington Sierra is designed for rustic, southwest or Mediterranean style homes. It is offered with or without planks, mahogany grain and in many configurations, including an over-sized 3'6"×8'0" door.

        During the past three years, we have also launched our Belleville® and Barrington (oak) Series of exterior fiberglass doors. We have added several new additions to our exterior Royal MahoganyTM and interior wood panel and French stile and rail door lines. Many updates were also made to our steel door offerings, including: high-definition panel profiles on all 24-gauge steel doors, prefinished white (Sta-Tru® HD) and two new panel designs (one-panel arch and two-panel camber-top). The SpecialtyTM Glass line was enhanced with many new decorative glass families, Hurricane-LitesTM and a wrought iron collection.

        New product offerings for 2008 include:

  •
  Masonite HD Steel 2-Panel Camber Top Plank

  •
  Belleville 6 Panel Mahogany

  •
  Barrington Craftsman Mahogany

  •
  Barrington Sierra 1-Panel Camber Top Plank

  •
  Barrington Sierra with AvantGuard Spanish Cedar Finish

  •
  Flagstaff exterior flush plank door (Barrington)

  •
  Flagstaff interior flush plank door (Anniversary Collection)

  •
  8'0" Riverside

  •
  Safe 'N Sound Emerald green interior doors

  •
  Palazzo Treviso

  •
  Stile and Rail Chalkboard Door

        We are also introducing our new fiberglass door with our proprietary AvantGuard finish that digitally produces a realistic wood finish. AvantGuard is being introduced with a Spanish Cedar finish reproducing the appearance of a high-end, real wood door, combined with the features of a durable fiberglass door.

        We are emphasizing the environmental aspects of our Safe 'N Sound doors based on our proprietary door core and construction methods. For those needing to meet LEED(1) specifications we are offering the Safe 'N Sound Emerald door. This door has some additional features, such as no added urea formaldehyde and FSC(2) certification.

(1)
LEED is the Leadership in Energy and Environmental Design Greeen Building Rating System encourages and accelerates global adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria.
(2)
FSC is the Forest Stewardship Council which is an international organization that brings people together to find solutions which promote responsible stewardship of the world's forests.

        In addition to several new interior and exterior door offerings, we are adding new glass designs as well a new mahogany grain finish for our Belleville and Barrington Fiberglass Door lines.

        Our products are sold in over 70 countries, including the United States, Canada, the United Kingdom, France, and throughout Central and Eastern Europe. Geographically, we segment our sales based on the North American versus The Rest of World markets.

Sales by Segment

        See "Operating Results—Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part I, Item 5.A of this annual report for information regarding our sales by segment.

Seasonality

        The building products industry in North America is seasonal, particularly in the northeast and midwest regions of the United States and in most regions of Canada, where inclement winter weather generally reduces building activity, particularly in the new construction sector. As such, we typically experience a decrease in sales in the first quarter of each year and also, to a lesser extent, in the fourth quarter of each year. However, our expansion into areas of more moderate climate (e.g., the southeast, southern and western part of the United States, France, the United Kingdom and Mexico) and our focus on the residential repair, renovation and remodeling segment, which is less seasonal than new construction, has helped to mitigate this seasonality.

Manufacturing Process and Raw Materials

        The manufacture of wood doors is primarily an assembly operation. Cut-stock is either acquired from suppliers or cut by the door manufacturer. If necessary, the cut-stock is milled into the various dimensions required for different door styles and sizes. The assembly process varies by type of door, from a relatively simple process for flush doors, where the door facings are glued to a wood frame, to more complex procedures for the many pieces of a louvre or stile and rail door. Following assembly, doors are trimmed to their final specifications. Short set-up times, proper production scheduling and coordinated material movement are essential to achieve a flexible process capable of producing a wide range of door types, sizes, materials and styles.

        The manufacture of insulated steel and fiberglass doors consists primarily of the fabrication of steel sheets embossed into panel or flush door facings and fiberglass door facings which are then assembled onto a wood or steel framing system. The doors are then injected with polyurethane insulation.

        Raw materials usually comprise more than 50% of the total cost of a finished door slab. The primary raw materials used in the manufacture of our interior and exterior doors are wood, steel, fiberglass, petroleum-based products including resins and plastics, paints, adhesives and door core material. The North American manufacturing operations primarily purchase production materials from sources in North America, South America and Asia, while our European operations primarily purchase materials from European suppliers.

        Cut-stock is purchased from suppliers located on the west coast of the United States and Western Canada, the southern United States, Europe, eastern Canada, southern Africa and South America. Plywood door facings are imported principally from Asia, although certain types of hardwood veneer door facings are sourced in North America. Hardboard door facings are purchased from suppliers in Canada, the United States, South America and Africa. Molded hardboard door facings are produced at our facilities in the United States, Ireland, Chile, Canada and Malaysia. Subject to seasonal fluctuations, the lead time required for shipments of plywood is approximately three months and ranges from two to eight weeks for cut-stock and hardboard (molded and flat).

        Our profitability is affected by the prices of the raw materials and finished goods used in the manufacture of our products. These prices have fluctuated and may continue to fluctuate based on a number of factors beyond our control, including world oil prices, changes in supply and demand, general economic or environmental conditions, labor costs, competition, import duties, tariffs, currency exchange rates, mergers and acquisitions, weather, and, in some cases, government regulation. The commodities we use may undergo major price fluctuations and there is no certainty that we will be able to pass these costs through to our customers. Significant increases in the prices of raw materials or finished goods are more difficult to pass through to customers in periods of housing market weakness and excess door industry capacity, and may negatively impact our revenues, profitability and margins. We also purchase raw materials and manufactured items from suppliers located in non-U.S. Dollar based economies in North America, Asia, Europe, South America and Africa. In most cases, purchases from those suppliers are priced in U.S. dollars or euros. However, fluctuations in currency exchange rates may also affect us.

        We require a regular supply of steel, fiberglass, wood, wood composites, door facings, cut stock, core material and other raw materials as well as petroleum-based products such as resins and foam. In certain instances, we depend upon single or limited source suppliers for these supplies. Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made.

        If any of our suppliers were unable to deliver materials to us for an extended period of time (including as a result of delays in land or sea shipping), or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. For example, in 2006 we experienced a short term disruption in the supply of methanol, a key ingredient in resins used in the production of door skins. In the future, we may not be able to find acceptable supply alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business.

Sales and Marketing

        In North America, we sell doors through our own dedicated commissioned sales force organized on a geographic basis. Our sales force is also responsible for customer service in the field, enabling us to respond rapidly to our customers and to end user needs.

        We have become a leader in merchandising and advertising through point of sale displays, in-store merchandising and training programs, trade advertisements, regional flyer programs and do-it-yourself videos for doors distributed through home centers. In addition, we advertise our products at numerous events, including trade shows in North America, Europe, Asia and the Middle East. We have also developed consumer brochures, including a planning guide and do-it-yourself products to assist the consumer in the purchase and installation of doors, as well as training programs designed to assist home center sales personnel with product knowledge and sales strategies.

        In 2008, we introduced our redesigned web site www.masonite.com. Our new web site allows customers to more easily browse and choose from a wide selection of doors. The site contains an interactive door configurator, which permits customers to design any entry door specifically for a given home, as well as a where-to-buy feature that provides consumers with a wide selection of dealers and retail outlets that carry our products along with detailed maps and directions to these locations.

Intellectual Property

        In North America, our doors are marketed primarily under the Masonite® brand. Other North American brands include: Premdor®, Belleville®, Barrington®, Oakcraft®, Sta-Tru® HD, ArTek®, Premvu®, Royal MahoganyTM, CavalierTM, Fast-FrameTM, Safe'N Sound®, PremcorTM, CrownTM, MiamiTM, Palazzo Series®, Bellagio®, Capri®, CheyenneTM, SavannahTM and Mohawk®.

        In Europe, doors are marketed under the Premdor®, EkemTM, FonmartyTM, MagriTM, MonnerieTM, BatimetalTM and CrosbyTM brands, among others. We consider the use of trademarks and trade names to be important in the development of product awareness, and for differentiating our products from those of our competitors.

        Many of our products contain patented features or were manufactured using patented processes owned by us. We believe these patents provide us with an advantage over our competitors and are a valuable benefit to our customers.

Legal Proceedings

        We are involved in various legal proceedings, claims and governmental audits in the ordinary course of business. In the opinion of management, the ultimate disposition of these proceedings, claims and audits will not have a material adverse effect on our financial position or results of operations.

Government Regulations

        The geographic breadth of our facilities subjects us to environmental laws, regulations and guidelines in a number of jurisdictions, including, among others, Canada, the United States, the United Kingdom, the Republic of Ireland, France, the Czech Republic, Hungary, Poland, Ukraine, Israel, Mexico, Chile, Costa Rica, South Africa, and Malaysia. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, the disposal of wastes and the remediation of contaminated sites.

        Typically less than ten percent of our capital is spent to comply with our environmental, health and safety requirements. Our operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (EPA) related to Maximum Achievable Control Technology ("MACT"). MACT regulations govern the manner in which we measure and control the emissions from our manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. We anticipate the cost of complying with the amended rules would require us to spend between $20 million and $30 million in addition to the $8.7 million already spent.

C.    ORGANIZATIONAL STRUCTURE

        Masonite International Inc., the parent company of Masonite Corporation and Masonite International Corporation, was incorporated under the Canada Business Corporations Act on February 2, 2005. Masonite Corporation is a Delaware corporation incorporated on September 1, 1925. Masonite International Corporation and Specialty Buildings Products Ltd. amalgamated on May 30, 2005 to form Masonite International Corporation under the Ontario Business Corporations Act.

        Our principal executive offices are located at 1820 Matheson Boulevard, Unit B4, Mississauga, Ontario, Canada L4W 0B3 and One North Dale Mabry Highway, Suite 950, Tampa, Florida 33609. Our telephone number is (905) 212-9622 and (813) 877-2726, respectively. Our web site is located at www.masonite.com. Information on our web site does not constitute part of this annual report and is not incorporated by reference herein.

        The following table provides the names of our significant subsidiaries and ownership percentages.

Significant subsidiaries	Ownership Percentage
Masonite International Corporation	100%
Masonite Corporation	100%
Premdor UK Holdings	100%
Premdor S.A.S.	100%
Masonite Ireland	100%
Masonite Mexico S.A. de C.V.	100%
Masonite Chile Holdings S.A.	100%
Kronospan Door Holdings s.a.r.l.	75%
Magna Foremost Sdn Bhd	50%
Sacopan Inc.	50%

D.    PROPERTY PLANT AND EQUIPMENT

Properties

        Our principal executive offices are located in Mississauga, Ontario and Tampa, Florida. We own 58 manufacturing, warehouse and office facilities worldwide. We also lease space for our manufacturing and warehouse operations and administrative offices, in many locations worldwide. We believe that our leased and owned facilities are adequate for our present operations. We believe that we generally have sufficient capacity to satisfy the demand for our products in the foreseeable future, and there are no environmental issues materially constraining the utilization of our facilities.

        The following table provides certain information regarding our properties of 5,000 square feet and more as of December 31, 2007.

Country	Facility Location	Principal Purpose	Square Footage	Status
Canada	Yarrow, BC	Manufacturing, Warehouse	182,000	Owned
	Berthierville, QC	Manufacturing, Warehouse	157,000	Owned
	Lac Megantic, QC	Manufacturing	151,000	Owned
	St-Hyacinthe, QC	Manufacturing, Warehouse	112,000	Owned
	Lac Megantic, QC	Manufacturing, Warehouse	112,000	Owned
	Sacre-Coeur, QC	Manufacturing	100,000	Owned
	Lac Megantic, QC	Manufacturing, Warehouse	43,000	Owned
	St-Romuald, QC	Manufacturing Warehouse	37,000	Owned
	Lac Megantic, QC	Warehouse	18,000	Owned
	Lac Megantic, QC	Manufacturing	15,000	Owned
	Lac Megantic, QC	Warehouse	15,000	Owned

	Berthierville, QC	Warehouse	8,000	Owned
	Lac Megantic, QC	Warehouse	6,000	Owned
	Surrey, BC	Manufacturing, Warehouse	189,700	Leased
	Concord, ON	Warehouse	170,000	Leased
	Brampton, ON	Manufacturing, Warehouse	122,000	Leased
	St-Romuald, QC	Manufacturing, Warehouse	110,000	Leased
	Langley, BC	Manufacturing, Warehouse	100,000	Leased
	New Westminster, BC	Manufacturing, Warehouse	90,000	Leased
	Granby, QC	Manufacturing, Warehouse	75,000	Leased
	Delta, BC	Warehouse	30,000	Leased
	Berthierville, QC	Warehouse	26,000	Leased
	Lac Megantic, QC	Warehouse	20,000	Leased
	Calgary, AB	Warehouse	16,000	Leased
	Lac Megantic, QC	Warehouse	12,000	Leased
United States	Laurel, MS	Manufacturing	1,913,000	Owned
	Pittsburg, KS	Manufacturing, Warehouse	300,000	Owned
	Walkerton, IN	Manufacturing, Warehouse	220,000	Owned
	Northumberland, PA	Manufacturing, Warehouse	220,000	Owned
	Dickson, TN	Manufacturing, Warehouse	211,000	Owned
	Greenville, TX	Manufacturing, Warehouse	161,000	Owned
	West Chicago, IL	Die Manufacturing, R&D	141,000	Owned
	Astatula, FL	Manufacturing, Warehouse	125,000	Owned
	Stanley, VA	Manufacturing, Warehouse	118,000	Owned
	South Bend, IN	Manufacturing, Warehouse	117,000	Owned
	Greenville, TX	Warehouse	102,000	Owned
	Haleyville, AL	Manufacturing	94,000	Owned
	North Platte, NE	Manufacturing, Warehouse	92,000	Owned
	Stockton, CA	Manufacturing	92,000	Owned
	Haleyville, AL	Warehouse	85,000	Owned
	Stockton, CA	Warehouse	67,000	Owned
	Stockton, CA	Manufacturing	65,000	Owned
	Stockton, CA	Manufacturing, Warehouse	47,000	Owned
	Stockton, CA	Warehouse	15,000	Owned
	Charlotte, NC	Manufacturing	334,000	Leased
	Moreno Valley, CA	Manufacturing, Warehouse	334,000	Leased
	Lawrenceville, GA	Manufacturing, Warehouse	220,100	Leased
	Dickson, TN	Manufacturing, Warehouse	150,000	Leased
	Kirkwood, NY	Manufacturing, Warehouse	138,000	Leased
	Duluth, GA	Manufacturing, Warehouse	130,000	Leased
	Stockton, CA	Manufacturing, Warehouse	125,000	Leased
	Yulee, FL	Manufacturing, Warehouse	123,000	Leased
	Wahpeton, ND	Manufacturing, Warehouse	121,000	Leased
	Winchester, VA	Manufacturing, Warehouse	109,000	Leased
	Dallas, TX	Manufacturing	108,000	Leased
	Westminster, MA	Manufacturing, Warehouse	100,000	Leased
	Lake Charles, LA	Warehouse	100,000	Leased
	Vandalia, OH	Manufacturing, Warehouse	96,000	Leased
	Garland, TX	Manufacturing, Warehouse	84,000	Leased
	Mobile, AL	Manufacturing	80,000	Leased

	Pittsburg, KS	Warehouse	77,000	Leased
	Kansas City, MO	Manufacturing, Warehouse	74,000	Leased
	Garland, TX	Warehouse	57,000	Leased
	Mt. Dora, FL	Manufacturing	57,000	Leased
	Charleston, SC	Warehouse	50,000	Leased
	Danville, VA	Warehouse	49,000	Leased
	Luray, VA	Warehouse	43,000	Leased
	Plymouth, IN	Warehouse	42,000	Leased
	Tampa, FL	Warehouse	37,000	Leased
	Kirkwood, NY	Warehouse	29,000	Leased
	Haleyville, AL	Warehouse	28,000	Leased
	Tampa, FL	Office	24,000	Leased
	Sunbury, PA	Warehouse	15,000	Leased
	North Platte, NE	Warehouse	14,400	Leased
	South Bend, IN	Warehouse	14,000	Leased
	Mobile, AL	Office	10,000	Leased
	Mississauga, ON	Office	9,000	Leased
	Lake Charles, LA	Warehouse	7,000	Leased
	Lake Charles, LA	Office	5,000	Leased
	Sidney, NE	Warehouse	Variable	Leased
United Kingdom	Hedingham	Manufacturing, Warehouse	358,000	Owned
	Barnsley	Manufacturing, Warehouse	338,000	Owned
	Bridgwater	Manufacturing, Warehouse	108,000	Owned
	Barnsley	Warehouse	97,000	Owned
	Barnsley	Warehouse	54,000	Leased
	Stockton-on-Tees	Manufacturing, Warehouse	40,000	Leased
	Middlesbrough	Manufacturing	25,000	Leased
	Swindon	Office	20,000	Leased
France	Bazas	Manufacturing, Warehouse	374,000	Owned
	Douvres	Manufacturing, Warehouse	183,000	Owned
	Orange	Manufacturing	171,000	Owned
	Bordeaux	Manufacturing, Warehouse	165,000	Owned
	Thignonville	Manufacturing, Warehouse	115,000	Owned
	Tillieres	Manufacturing, Warehouse	72,000	Owned
	Bazas	Warehouse	25,000	Owned
	Mereville	Manufacturing	15,000	Owned
	Giberville	Manufacturing	52,000	Leased
	Rungis	Office	6,000	Leased
Ireland	Carrick-on-Shannon	Manufacturing	576,000	Owned
Chile	Cabrero	Manufacturing	110,000	Owned
China	Shanghai	Warehouse, Office	11,000	Leased
South Africa	Kwa-Zulu Natal	Land, Forests		Owned
	Estcourt	Manufacturing, Warehouse	1,000,000	Owned
	Durban	Office	15,000	Leased
	Pietermaritzburg	Office	5,000	Leased
Mexico	Nuevo-Leon	Manufacturing	188,000	Owned

Costa Rica	Heredia	Manufacturing	135,000	Owned
	Guapiles	Manufacturing	57,000	Owned
Czech Republic	Jihlava	Manufacturing	239,000	Leased
Poland	Jaslo	Manufacturing	212,000	Leased
Romania	Brasov	Warehouse	13,000	Leased
Ukraine	Berdychiv	Manufacturing	454,000	Owned
Hungary	Banhalma	Manufacturing	107,600	Owned
	Budapest	Warehouse	45,200	Owned
Turkey	Istanbul	Manufacturing	25,000	Owned
	Istanbul	Warehouse	15,000	Leased
Israel	Karmiel	Manufacturing	105,000	Owned
	Ben Zvi	Warehouse	19,000	Leased
Malaysia	Kuala Lumpur	Manufacturing	211,000	Leased
	Bintulu	Manufacturing	151,000	Leased

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following Management Discussion and Analysis ("MD&A") is a review of Masonite International Inc.'s financial condition and results of operations, is based upon Canadian Generally Accepted Accounting Principles ("GAAP") and covers periods prior and subsequent to the acquisition by Masonite International Inc. of Masonite International Corporation on April 6, 2005 (the "Transaction"). More specifically, the financial condition and results of operations for the year ended December 31, 2007 and December 31, 2006 are for Masonite International Inc. The results of operations from February 2, 2005 (Date of Incorporation) to December 31, 2005 are for Masonite International Inc. ("Successor 2005"), and the results of operations from January 1, 2005 to April 6, 2005 ("Predecessor 2005") are for Masonite International Corporation. "Predecessor" refers to Masonite International Corporation and its subsidiaries on a consolidated basis, "Masonite" or the "Successor" refers to Masonite International Inc. and its subsidiaries on a consolidated basis, and unless the context otherwise requires, the "Company", "we", "us" and "our" refer to the Predecessor for periods prior to the Transaction and to the Successor for periods thereafter, unless the context otherwise requires or it is otherwise indicated. All amounts are in United States dollars unless specified otherwise. The Successor financial information may not be comparable to the Predecessor financial information as a result of the effect of the revaluation of assets and liabilities to their estimated fair market values in accordance with the application of purchase accounting pursuant to Canadian GAAP.

        This discussion should be read in conjunction with our audited consolidated financial statements contained elsewhere in this annual report. The following discussion also contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties. See "Forward-Looking Statements" of this annual report for additional information regarding forward-looking statements.

Critical Accounting Policies and Estimates

        Our significant accounting policies are disclosed in note 1 to the annual audited consolidated financial statements. The preparation of these financial statements requires us to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. Actual results could differ significantly from those estimates. The following discussion addresses our more critical accounting policies. These policies are important to the presentation of our operating results and financial position and require significant judgment or the use of estimates.

Inventory

        We value inventories on a first-in, first-out basis at the lower of cost or replacement cost for raw materials, and the lower of cost or market value for finished goods. In determining net realizable value, we consider such factors as yield, turnover and aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill

        We use the purchase method of accounting for all business combinations. Use of the purchase method for acquisitions frequently results in the recording of goodwill as part of the purchase price. Goodwill is not amortized but instead is tested for impairment each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. In making this fair value assessment, we rely on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to our judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, any change in estimates can affect the valuation of goodwill.

Intangible Assets

        We assign value to intangible assets acquired in business combinations or other forms of acquisitions. The value assigned to intangible assets such as customer relationships, non-compete agreements and order backlogs is determined by estimating future cash flows, discount rates, rates of attrition and useful lives of acquired intangible assets. As needed, independent external appraisers are engaged in assisting management to determine the appropriate fair values to be assigned to the intangible assets.

        An impairment test is performed at least annually which compares the carrying value of intangible assets not subject to amortization to fair value. A similar impairment test is performed for intangible assets which are subject to amortization when events or conditions indicate that the carrying value may be impaired by comparing the carrying value to future undiscounted cash flows. An impairment loss is recognized when the carrying amount of the intangible asset exceeds the fair value or is less than future undiscounted cash flows as appropriate. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying amounts of perceived risk. As the estimates of future cash flows, discount rates and attrition rates used to value and test the intangible assets for impairment are based on future events, any changes from the estimated amounts could have an impact on the annual impairment test and carrying value of the intangible assets.

Income Taxes

        Our consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which we conduct business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on our income tax provision and net income in the period in which the determination is made.

        We have recorded approximately $59 million of future income tax assets as of December 31, 2007. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, we considered such factors as projected future taxable income, available tax planning strategies, the character of the income tax asset and the reversal of future income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets

        We periodically evaluate the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis when events or conditions indicate that the carrying value may not be recoverable. In performing this evaluation, reliance is placed upon a number of factors which include operating results, business plans, economic projections and anticipated cash flows. An impairment loss is recognized when the carrying amount of the asset to be held and used exceeds the sum of the undiscounted cash flows expected from use. Impairment is measured as the amount by which the carrying value of the asset exceeds its fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans

        We maintain defined benefit plans and other post-retirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects our best estimates of the pension plans' expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of its members. These estimates may differ from actual results that will occur over an extended period of time. Any significant differences may have an effect on the recorded pension expense and carrying value of the plans' net assets or net liabilities. Benefits under our defined benefit pension plans were largely curtailed in 2003.

Stock-based Awards

        Effective January 1, 2003, we adopted the revised guidance for stock-based awards, which requires that a fair value method of accounting, as outlined above, be applied to all stock-based award grants to both employees and non-employees, and included in income. We have prospectively applied the fair value method of accounting for stock option awards granted to employees after January 1, 2003, and accordingly, have recorded the compensation expense for such awards.

        The determination of obligations and compensation expense for the plans noted above use several mathematical and judgment factors that include expected volatility, the anticipated life of the option, an estimated risk free rate, and the number of options expected to vest. Any difference in the number of options that actually vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

Variable Interest Entities

        In 2004, we began consolidating variable interest entities ("VIE's") of which we are the primary beneficiary as determined in accordance with AcG-15: "Consolidation of variable interest entities". The determination of whether we are the primary beneficiary involves judgments and estimates by management. These judgments involve determining the expected loss and expected returns from the variable interest entity and a discount rate to determine the present value of the expected cash flows. Changes in assumptions used may affect the variability of the expected cash flows and potentially our conclusion of whether we are or are not the primary beneficiary.

Recent Developments

        In the first quarter of 2007, we were notified by our largest customer, The Home Depot, that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007. This decision was the result of price increases we put in place during 2006. Sales to this customer in the regions affected were approximately $250–$300 million on an annualized basis. Subsequent to this notification, we announced the permanent closure of five facilities and the significant curtailment of production at an additional facility dedicated to serving this customer. As a result of this lost business and the continuing deterioration in the North American housing market, we further announced the permanent closure of an interior door manufacturing facility located in Mississauga, Ontario and the consolidation of our interior door manufacturing operations in Florida, resulting in the permanent closure of our Tampa, Florida facility. The closures of these facilities were completed in 2007. In the early 2008, we announced the closure of three additional sites in Canada and a site in the UK.

Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

        A summary of our 2007 and 2006 annual results is as follows:

For the year ended December 31,

	2007	2006
Sales	$2,174.4	$2,464.5
Cost of sales	1,695.4	1,950.2

Gross margin	479.0	514.2
Selling, general and administration expenses	206.6	211.8
Depreciation	91.8	89.0
Amortization of intangible assets	35.6	35.6
Interest	178.2	182.6
Other expense, net	29.9	39.0
Impairment of goodwill and intangibles	303.8	—

Loss before income taxes and non-controlling interest	(367.0)	(43.8)
Income taxes (recovery)	(72.2)	(15.7)
Non-controlling interest	8.1	6.2

Net income (loss)	$(302.9)	$(34.3)

Consolidated Sales

For the year ended December 31

	2007	2006	$ Change	% Change
Sales	$2,174.4	$2,464.5	$(290.1)	(11.8)%

        Consolidated sales for the year ended December 31, 2007 were $2,174.4 million compared to $2,464.5 million in the prior year period. Sales in the 2007 period were negatively impacted by lower North American sales due to soft demand from customers servicing both the wholesale and retail channels and the business lost from our largest customer. The decline in demand in the wholesale channels was driven by a significant decline in the new housing market in the U.S. as evidenced by an 33% drop in new housing starts in the U.S. in 2007. Sales demand in our retail channels declined significantly in the second half of 2007 in particular as the credit crisis significantly impacted the availability of capital. The impact of the lost business from certain regions of our largest customer was

$137 million of the year-over-year sales decline. Sales in 2007 benefited by a $59.2 million increase or 2.4% related to stronger foreign currency rates as compared to the prior year period, as well as by favorable year over year price comparisons.

Sales and Percentage of Sales by Principal Geographic Region

For the year ended December 31

	2007	2006
North America	$1,526.3	$1,899.4
	70%	77%
Europe and Other	$706.3	$644.2
	33%	26%
Intersegment	$(58.1)	$(79.2)
	(3)%	(3)%

        Sales in our principal segment, North America, declined 19.6% to $1,526.3 million for the year ended December 31, 2007 as compared to the prior year period. Sales in North America were negatively impacted by the lost business from The Home Depot, continued soft demand from customers servicing both the wholesale and retail channels, partially offset by favorable foreign currency movements. Sales in the North American segment declined to 70% of consolidated sales as compared to 77% in the prior year.

        Sales to external customers from facilities outside of North America grew 14.7% to $648.2 million in 2007 as compared to the prior year period. European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar and organic growth. Excluding the impact of foreign exchange, sales outside of North America increased 6.6%. Good economic fundamentals throughout the region combined with the continued expansion of our business accounted for this increase in sales.

        Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 26.6% to $58.1 million due to softening market conditions in North America during fiscal 2007.

Sales and Percentage of Sales by Product Line
For the year ended December 31

	2007	2006
Interior	$1,506.4	$1,625.0
	69%	66%
Exterior	$668.1	$839.4
	31%	34%

        The proportion of revenues from interior and exterior products was approximately 69% and 31%, respectively, for the year ended December 31, 2007, compared to 66% and 34%, respectively, in the prior year period. Sales of exterior doors in 2007 declined as a percentage of sales because our exterior door business is more heavily concentrated in North America where markets have been weakening. In addition, exterior doors are a smaller component of our European business which has been growing. We also believe that weakening housing market conditions in North America tend to affect exterior product sales earlier than the sales of interior product sales. Furthermore, the business lost from our largest customer was more heavily weighted to exterior products.

Cost of Sales
For the year ended December 31

	2007	Percentage of Sales	2006	Percentage of Sales
Cost of sales	$1,695.4	78.0%	$1,950.2	79.1%

        The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 78.0% for the 2007 period versus 79.1% for the 2006 period. Our global supply chain and logistics initiatives, facility rationalizations, rigorous cost management and product pricing adjustments contributed to this improvement in our cost of sales percentage in the 2007 period as did favorable foreign currency movements. The 2007 period includes inventory write downs of $7.0 million and approximately $2.0 million of site integration costs associated with the consolidation of facilities. Excluding these amounts, our cost of sales percentage in the 2007 period would have been 77.6%. Results in the 2006 period include a $11.5 million non-cash write down of inventories as well as a recovery of $0.7 million on damages incurred as a result of hurricanes in the third quarter of 2005. Excluding the impact of this write down and hurricane recovery, cost of sales in the 2006 period would have been $1,939.4, or 78.7% of sales.

Selling, General and Administration Expenses
For the year ended December 31

	2007	Percentage of Sales	2006	Percentage of Sales
Selling, general and administration expenses	$206.6	9.5%	$211.8	8.6%

        SG&A primarily includes personnel costs, marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. SG&A costs in the 2007 period declined $5.2 million as compared to the prior year period. Lower commissions of $4.0 million, lower receivables sales program costs of $2.6 million and reduced travel and entertainment costs of $1.4 million were partially offset by higher recruiting and relocation expenses of $2.2 million and non-restructuring related severance of $2.4 million. SG&A in the 2007 period is also higher due to foreign exchange as our expenditure on SG&A in foreign sites translates into a higher US dollar equivalent.

Depreciation
For the year ended December 31

	2007	2006	$ Change	% Change
Depreciation	$91.8	$89.0	$2.8	3.1%

        Depreciation expense increased to $91.8 million in the 2007 period as compared to $89.0 million in the 2006 period, primarily due to accelerated depreciation expense on leasehold improvements at facilities that were closed in 2007.

Amortization of Intangible Assets
For the year ended December 31

	2007	2006	$ Change	% Change
Amortization of intangible assets	$35.6	$35.6	—	—

        Amortization of intangible assets for the 2007 period was unchanged from the 2006 period and represents the amortization of the fair value of assets acquired and liabilities assumed as of April 6, 2005, the date of acquisition by KKR.

Other Expense
For the year ended December 31

	2007	2006
Restructuring and severance expense	$28.0	$14.4
Loss on disposal of property, plant and equipment	3.4	6.8
Impairment of property, plant and equipment	11.0	16.9
Insurance proceeds and other	(6.2)	(0.4)
Foreign exchange (gain) loss on long-term liabilities	(6.3)	1.3

Other expense	$29.9	$39.0

        Other expense was $29.9 million in the 2007 period including restructuring and severance costs of $28.0 million related to the closure of eleven manufacturing facilities in North America. A loss on disposal of idle property, plant and equipment also added $3.4 million to other expense in the 2007 period, as well as an $11.0 million impairment charge on property, plant and equipment at facilities that are closing. A gain of $2.7 million from an insurance settlement and a one-time gain on the favorable resolution of an environmental liability in the amount of $3.5 million reduced total other expense in the 2007 period.

        Included in other expense in the 2006 period are severance costs related to the termination of certain former senior executives, the closure of four manufacturing sites, and costs related to the 8% reduction in staffing levels that occurred in September 2006.

Impairment of Goodwill and Intangibles
For the year ended December 31

	2007	2006	$ Change	% Change
Impairment of goodwill and intangibles	$303.8	—	$303.8	100%

        In the 2007 period, we recorded impairment of goodwill and intangible assets of $303.8 million, representing impairment in tradenames of $30.0 million, impairment in customer relationship intangible assets of $65.4 million and impairment of goodwill of $208.4 million. The loss of a significant portion of business with a major customer and the ongoing decline in the North American housing market were events and conditions that indicated that it was necessary to conduct an impairment test. The impairment test on intangibles other than goodwill is performed by comparing the estimated fair value of the intangibles to their carrying value. The impairment of goodwill is measured by comparing the enterprise value for each of the reporting segments to the segment carrying value. Enterprise values are estimated using income approaches to valuation.

Interest Expense
For the year ended December 31

	2007	2006	$ Change	% Change
Interest	$178.2	$182.6	$(4.4)	(2.4)%

        Interest expense of $178.2 million for the 2007 period declined by $4.4 million compared to the 2006 period. Lower interest costs of $5.9 million due to lower debt levels and interest rates in the 2007 period were offset by higher amortization of deferred financing fees in the amount of $1.5 million.

These additional deferred financing fees were incurred in the fourth quarter of 2006 and related to the conversion of our senior subordinated term loans into senior subordinated notes due 2015. Information about our indebtedness is provided in greater detail in the "Liquidity and Capital Resources" section below.

Income Tax Rates
For the year ended December 31

	2007	2006
Combined effective rate	19.7%	35.7%

        Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

        Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period. Income tax expense in the current year was impacted by accrued but unrealized foreign exchange gains, impairment of intangible assets and the enacted rate reductions in Canada which required a reduction in the expected rate of reversal of temporary differences.

Net Income (Loss)
For the year ended December 31

	2007	2006	$ Change	% Change
Net income (loss)	$(302.9)	$(34.3)	$(268.6)	783.1%

        Our net loss of $302.9 million in 2007 increased by $268.6 million from the prior year period. This increase reflects the factors discussed above, including the significantly weaker North American market, goodwill and intangible impairments, additional restructuring activities, offset by aggressive global cost controls, lower SG&A, and higher income tax recovery.

Segment Information
For the year ended December 31

	2007	Percentage of Sales	2006	Percentage of Sales
Operating EBITDA—North America	$183.4	12.0%	$208.9	11.0%
Operating EBITDA—Europe and Other	$89.0	13.7%	$93.5	16.5%

        The performance measurement of each of our geographic segments is based on Operating EBITDA which is defined as Net income plus interest expense, income taxes, depreciation, amortization and other expense. In the fourth quarter of 2007, our management made a determination to change our principal segment performance measure to Operating EBITDA from Adjusted EBITDA. Adjusted EBITDA is based upon definitions contained in our senior secured credit facility as more fully described in the "Liquidity and Capital Resources" section below. Our management determined that Operating EBITDA is more closely aligned with cash flow from operations than Adjusted EBITDA and is a better measure of the performance of the segments and their overall contribution to our debt and interest payment obligations.

        Set forth below is a reconciliation of Operating EBITDA, by segment, to net income (loss):

	North America 2007	North America 2006	Europe and Other 2007	Europe and Other 2006
Net (loss) income	$(347.0)	$(75.2)	$44.1	$40.9
Non-controlling interest	6.4	5.0	1.7	1.2
Income taxes	(73.3)	(28.0)	1.1	12.4
Other expense	23.5	36.0	6.4	3.0
Impairment of goodwill and intangibles	303.8	—	—	—
Interest	175.6	179.1	2.6	3.5
Depreciation and amortization of intangible assets	94.4	92.0	33.1	32.6

Operating EBITDA	$183.4	$208.9	$89.0	$93.5

Percentage of Sales	12.0%	11.0%	13.7%	16.5%

        Operating EBITDA margins by segment are impacted by a variety of external and internal factors including the level and profitability of our sales to external customers and intersegment movements of goods within our global supply chain. North American Operating EBITDA in the 2007 period, as a percentage of sales, benefited from facility rationalizations, reductions in staffing levels and favorable year over year pricing comparisons as previously discussed. However, Operating EBITDA was negatively impacted by persistent volume weakness, the lost business from The Home Depot and employee transition charges such as non-restructuring related severance and recruiting and relocation. Europe and Other Operating EBITDA in the 2007 period, as a percentage of sales, were impacted by some isolated operational issues in two subsidiaries in Eastern Europe in the fourth quarter, by changes in geographic mix of sales and by foreign currency.

Results of Operations for the Year Ended December 31, 2006 compared to the Period from February 2, 2005 to December 31, 2005 and the Period from January 1, 2005 to April 6, 2005

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Sales	$2,464.5	$1,828.4	$600.1
Cost of sales	1,950.2	1,497.9	486.7

Gross margin	514.2	330.4	113.4
Selling, general and administration expenses	211.8	161.3	54.4
Depreciation	89.0	60.3	17.9
Amortization of intangible assets	35.6	29.9	1.1
Interest	182.6	137.1	11.2
Other expense, net	39.0	22.6	66.4

(Loss) income before income taxes and non-controlling interest	(43.8)	(80.8)	(37.7)
Income taxes	(15.7)	(16.3)	(8.3)
Non-controlling interest	6.2	5.3	1.3

Net loss	$(34.3)	$(69.8)	$(30.7)

Consolidated Sales

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Sales	$2,464.5	$1,828.4	$600.1

        Consolidated sales for 2006 were $2,464 million. Sales in 2006 were positively impacted by businesses acquired in 2005 after the Transaction which contributed $21 million of additional sales. Several new interior and exterior products also positively affected sales in 2006. An additional factor impacting 2006 consolidated sales is foreign exchange. If currencies were held constant from 2005, 2006 sales would have been reduced by $18 million.

        Sales in the 2005 Successor period were $1,828 million and include the results of the business of the Predecessor acquired on April 6, 2005. Sales in the 2005 Predecessor period were $600.1 million. Sales in both periods were positively impacted by the continued growth in sales of several new interior and exterior products as well as acquisitions completed in 2004.

Sales and Percentage of Sales by Principal Geographic Region

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
North America
Net sales	$1,899.4	$1,445.3	$473.4
Percentage of net sales	77%	79%	79%
Europe and Other
Net sales	$644.2	$458.0	$144.0
Percentage of net sales	26%	25%	24%
Intersegment
Net sales	$(79.2)	$(74.9)	$(17.3)
Percentage of net sales	(3)%	(4)%	(3)%

        Sales in our principal segment, North America, were $1,899 million in 2006. Sales in the North American segment contributed 77% of consolidated sales and were impacted by softening market conditions in North America. Sales in the North American segment were $1,445.3 million and $473.4 million for the 2005 Successor and 2005 Predecessor periods, respectively.

        Sales outside of North America, net of intersegment sales, were $565.0 million in 2006. European sales were impacted by acquisitions completed in 2005 and appreciation of European currencies. Sales in the Europe and Other segment were $458.0 million and $144.0 million for the 2005 Successor and 2005 Predecessor periods, respectively. Both periods were impacted by our expanded presence as a door manufacturer in several Eastern European countries.

        Intersegment sales consist primarily of sales of door components from our Europe and Other segment to the North American segment and these sales were impacted by softening market conditions in North America in 2006. In addition, the fire in our Laurel, Mississippi manufacturing facility and the 2005 hurricanes caused certain of our international manufacturing facilities to ship more components to North America to ensure continuity of supply for production throughout 2005.

Sales and Percentage of Sales by Product Line

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Interior products
Net sales	$1,625.0	$1,149.6	$409.4
Percentage of net sales	66%	63%	68%
Exterior products
Net sales	$839.4	$678.8	$190.7
Percentage of net sales	34%	37%	32%

        The proportion of revenues from interior and exterior products was approximately 66% and 34%, respectively, for 2006. For the 2005 Successor period, the proportion was 63% and 37%, respectively while the 2005 Predecessor period was 68% and 32%, respectively. Our sales of interior doors in 2006 were affected by our relative strength in the interior door market price increases as well as the acquisitions of interior door manufacturing facilities in 2005.

Cost of Sales

	2006	Percentage of Sales	Successor 2005	Percentage of Sales	Predecessor 2005	Percentage of Sales
	(in millions of U.S. dollars)
Cost of sales	$1,950.2	79.1%	$1,497.9	81.9%	$486.7	81.1%

        Cost of sales, expressed as a percentage of sales, was 79.1% for 2006, 81.9% for the 2005 Successor period and 81.1% for the 2005 Predecessor period. In 2006, we completed a comprehensive review of future market conditions for certain inventories that resulted in an $11.5 million charge to cost of sales. This was partially offset by insurance proceeds of $0.7 million related to hurricane damage incurred in 2005. Our supply chain initiatives, facility rationalization and rigorous cost management helped affect the cost of sales percentage in 2006.

        Margins in the 2005 Successor period were impacted in part by the amortization of fair value adjustments that increase the value of inventory acquired as part of business combinations. This adjustment increased cost of sales by approximately $22 million.

        In December 2005, we wrote-off approximately $2 million in inventory to cost of sales, as a result of a fire set by arsonists at a leased warehouse facility near a manufacturing plant in the United Kingdom. We also took a charge against cost of sales in December of 2005 of approximately $7 million relating to inventory in the United States. We had evaluated the future market conditions for this inventory and determined that it was appropriate to record the charge based on the age of the inventory, and expected future demand.

        Also negatively impacting cost of sales in the 2005 Successor period were the hurricanes that occurred in the southeastern United States. The estimated impact of these hurricanes was approximately $8 million representing direct costs, property losses and lost profit margin on sales.

        The 2005 Successor period was also negatively impacted by a significant rationalization and standardization initiative in the production of residential entry doors. One exterior door manufacturing facility was closed during the period and several of the other locations were re-aligned to a common product specification. The costs associated with the rationalization and standardization of approximately $2 million are included in cost of sales.

        During the 2005 Predecessor period, prior to the Transaction, we experienced an equipment electrical fire at our facility located in Laurel, Mississippi. The cost to repair the plant's equipment was immaterial, but two of the three production lines were inoperative for approximately three weeks. The lost production impacted our consolidated margins during the period.

Selling, General and Administration Expenses

	2006	Percentage of Sales	Successor 2005	Percentage of Sales	Predecessor 2005	Percentage of Sales
	(in millions of U.S. dollars)
Selling, general and administration expenses	$211.8	8.6%	$161.3	8.8%	$54.4	9.1%

        SG&A costs were 8.6% of sales in 2006 and were affected by our discontinued use of our corporate airplanes, and the reduction in staffing levels.

        For the 2005 Successor period, total SG&A costs were $161.3 million or 8.8% of sales while for the 2005 Predecessor period, total SG&A costs were 9.1% of sales. These costs reflect the fixed costs incurred during a period of generally lower seasonal sales during the 2005 Predecessor period.

Depreciation

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Depreciation	$89.0	$60.3	$17.9

        Depreciation expense was $89 million in 2006, $60 million in the 2005 Successor period and $18 million in the 2005 Predecessor period. In conjunction with the Transaction, we applied purchase accounting and recorded the fair value of assets acquired and liabilities assumed as of April 6, 2005 thereby increasing the historical carrying amounts of property, plant and equipment by $23 million. Also impacting the level of depreciation in 2006 were business acquisitions in 2005, as well as 2005 Successor and Predecessor capital expenditures of $70 million and $12 million, respectively.

Amortization of Intangible Assets

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Amortization of intangible assets	$35.6	$29.9	$1.1

        Amortization of intangible assets was $36 million in 2006, $30 million in the 2005 Successor period and $1 million in the 2005 Predecessor period. In conjunction with the Transaction, we applied purchase accounting and recorded the fair value of assets acquired and liabilities assumed as of April 6, 2005. The historical carrying amounts of intangible assets with definite lives were increased by $518 million representing an increase of $264 million for customer lists, $165 million for trademarks and tradenames, $85 million for patents and $4 million for order backlogs at the time of acquisition.

Other Expense

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Transaction costs	$—	$6.8	$7.2
Equity compensation settlement	—	—	57.7
Restructuring and severance expense	14.4	7.5	1.6
Hedging transaction loss	—	5.3	—
Loss (gain) on disposal of property, plant and equipment	6.8	2.4	0.1
Asset impairment	16.9	—	—
Other	0.9	0.6	(0.3)

Other expense	$39.0	$22.6	$66.4

        Other expense was $39.0 million in 2006, including asset impairments of $16.9 million to reduce the carrying value of certain assets to their net realizable value. In addition, we incurred restructuring and severance costs of $14.4 million related to the closure of four manufacturing facilities in North America as well as reductions in staffing levels that occurred primarily in September. A loss on disposal of idle property, plant and equipment also added $6.8 million to other expense in 2006.

        Approximately $6.8 million in transaction fees, including legal, accounting and other costs related to the Transaction which were not eligible to be capitalized are included in other expense for the 2005 Successor period. In addition, we recognized approximately $7.5 million in severance costs related to the resignation of our former Chief Executive Officer and the termination of other employees.

        Included in other expense for the 2005 Predecessor period are approximately $58 million in costs related to equity compensation settlements. These stock based compensation costs were for the value of vested and unvested stock options accounted for using the settlement basis of accounting, as well as previously unvested Restricted Share Units and Deferred Share Units. As a result of the affirmative shareholder vote authorizing the sale of the Predecessor in the Transaction, these stock based instruments were accelerated, vested and became payable in cash. The cash settlement of these instruments was recorded with a charge to the Predecessor's audited statement of operations. Also included in other expense for the 2005 Predecessor period are $7.2 million in transaction fees related to the Transaction and $2 million of costs associated with the completion of the shutdown of our Richmond, Indiana exterior steel door plant and our Seoul, South Korea production facility.

Interest Expense

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Interest	$182.6	$137.1	$11.2

        Interest expense was $182.6 million in 2006, $137.1 million in the 2005 Successor period, and $11.2 million in the 2005 Predecessor period. Information about our indebtedness is discussed in greater detail in the "Liquidity and Capital Resources" section below.

        We incurred additional deferred financing fees of $18.3 million in the fourth quarter of 2006 related to the conversion of the senior subordinated term loan into senior subordinated notes due 2015. These costs were capitalized and will be amortized over the life of the senior subordinated notes.

        Approximately $17 million of deferred financing amortization is included in interest expense for the 2005 Successor period. The majority of the deferred financing costs incurred are related to the senior secured credit facilities and the senior subordinated loan and are being amortized over the life of these facilities.

Income Tax Rates

	2006	Successor 2005	Predecessor 2005
Combined effective rate	35.7%	20.1%	22.1%

        Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

        Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net loss

	2006	Successor 2005	Predecessor 2005
	(in millions of U.S. dollars)
Net loss	$(34.3)	$(69.8)	$(30.7)

        The net loss of $34.3 million in 2006 reflects our cost management and supply chain initiatives as well as price increase implemented during 2006. Difficult market conditions in North America during the fourth quarter, restructuring and severance charges, asset impairments and inventory losses also are reflected in the 2006 net loss. The 2005 Successor period net loss of $69.8 million includes significant unexpected events such as hurricane damage and inventory losses. Significant equity compensation costs, financing charges and professional fees largely impacted the 2005 Predecessor period net loss of $30.7 million.

Segment Information

	2006	Percentage of Sales	Successor 2005	Percentage of Sales	Predecessor 2005	Percentage of Sales
	(in millions of U.S. dollars)
Operating EBITDA—North America	$205.8	10.8%	$108.0	7.5%	$33.8	7.1%
Operating EBITDA—Europe and Other	$94.2	14.6%	$61.1	13.3%	$25.2	17.5%

        The performance measurement of each of our geographic segments is based on Operating EBITDA.

        Set forth below is a reconciliation of Operating EBITDA, by segment, from net income as reported in the consolidated statement of operations.

	North America 2006	Successor North America 2005	Predecessor North America 2005	Successor Europe and Other 2006	Successor Europe and Other 2005	Predecessor Europe and Other 2005
	(in millions of U.S. dollars)
Net (loss) income	$(77.1)	$(93.0)	$(49.4)	$42.8	$23.2	$18.8
Interest	179.1	134.7	10.6	3.5	2.4	0.6
Income taxes	(28.0)	(31.0)	(6.7)	12.3	14.7	(1.6)
Depreciation and amortization	92.4	66.2	13.0	32.2	24.0	6.0
Other expense	34.4	28.9	65.2	4.6	(6.3)	1.2
Non-controlling interest	5.0	2.2	1.1	(1.2)	3.1	0.2

Operating EBITDA	$205.8	$108.0	$33.8	$94.2	$61.1	$25.2

	10.8%	7.5%	7.1%	14.6%	13.3%	17.5%

        Our 2006 Operating EBITDA margin in the North American segment, as a percentage of sales, was impacted by pricing actions taken mid-year, our supply chain initiatives, facilities closures, headcount reductions and overall cost management. Our Operating EBITDA in the 2005 Successor period, as a percentage of sales, was impacted by purchase accounting adjustments related to the Transaction, hurricanes in the US southeast and inventory write downs. Our Operating EBITDA in North America in the 2005 Predecessor period, as a percentage of sales, was impacted by an equipment electrical fire at our largest facility and costs associated with facility closures and realignments.

        Our Operating EBITDA, as a percentage of sales, in the Europe and Other segment in 2006 reflected weakness in certain markets at the start of the year and the impact of expansion in Eastern Europe, where the benefits are not yet fully realized. The expansion also includes the construction of 2 new facilities in the Ukraine and Czech Republic in addition to the integration of acquisitions. Our 2006 results were also negatively impacted due to a one month closure of our Israel facility during the Israel and Lebanon conflict in July 2006. Our Operating EBITDA, as a percentage of sales, in the 2005 Successor period was negatively impacted by purchase accounting adjustments related to the Transaction and favorably in the 2005 Predecessor period by additional volumes in our international facilities that were used to provide additional capacity following the equipment electrical fire in North America.

B.    LIQUIDITY AND CAPITAL RESOURCES

General

Cash flows from Operating Activities
For the year ended December 31

	2007	2006	Successor 2005	Predecessor 2005
Cash generated from operating activities	$104.3	$146.2	$(28.2)	$126.8

        In 2007, cash flows of $104.3 million were generated through operations compared to $146.2 million in the prior year period. Approximately $14.1 million was generated through working capital compared to $42.1 million in the prior year period. Continuing measures in 2007 to reduce inventory positively contributed to working capital as inventory was a source of cash of $61.3 million in 2007 compared to $48.6 million in the prior year. In addition, payables in 2006 were favorably impacted by efforts to rationalize vendor terms as part of our supply chain efforts. During 2007 we have also disbursed approximately $22.5 million of cash related to restructuring charges for actions taken since 2005 compared to $10.5 million in the prior year. Our accrual for restructuring has increased from

$11.7 million at the end of 2006 to $17.7 million at the end of 2007 representing a source of cash on the cash flow statement in the amount of $6 million. Cash flow from working capital related to income taxes was a source of $9.5 million in 2007 and a use of $16.6 million in 2006. In 2006, the settlement of income tax uncertainties in our favor resulted in a cash inflow while in 2007, the resolution of tax uncertainties did not require a cash outflow and resulted in a reversal of taxes previously accrued.

        Cash flow from operations before changes in working capital in 2007 was $90.2 million compared to $104.1 million in the prior year period. The reduction in cash flow from operations before changes in working capital is a result of the decline in sales and earnings year over year.

        In 2006, $146.2 million of cash was generated through operations. Of the total, approximately $104 million of the operating cash flow came from operations and $42 million was generated through changes in working capital. Funds generated from working capital were principally the result of our inventory reduction measures partially offset by a contraction in accounts payable due to slowing business activity. Receivables did not significantly impact cash flow in the year as contraction in North America from slowing business conditions was offset by higher receivables associated with more robust sales in our Europe and Other segment.

        In the 2005 Successor period, approximately $19 million of cash flow was generated from operations and working capital was a use of $48 million. Cash flow from operations was impacted by the hurricanes and other business events during the later part of 2005 as discussed previously. The use of cash for working capital was principally to pay down Transaction related liabilities, most significantly to settle the $57 million of stock compensation liabilities as part of the Transaction.

        In the 2005 Predecessor period, cash flow from operations was a use of $24 million while working capital generated $150 million. Both of these measures were significantly impacted by costs charged to expense in connection with the Transaction in the 2005 Predecessor period which were paid in cash in the 2005 Successor period. We completed an amendment to our accounts receivable sales facility in the 2005 Predecessor period, resulting in the sale of an additional $34 million of accounts receivable immediately prior to the Transaction.

Cash flows from Financing Activities
For the year ended December 31

	2007	2006	Successor 2005	Predecessor 2005
Cash used in financing activities	$(65.6)	$(112.5)	$2,094.7	$(145.0)

        Cash used in financing activities in 2007 was $65.6 million, comprised of $22.0 million used for repayment of long-term debt and $43.7 million repayment of short-term borrowings. In the prior year period, we reduced borrowings on our revolving credit facility and repaid additional long-term debt with cash flow from operations.

        Cash used in financing activities in 2006 was $112.5 million. The principal components of this were net repayment of debt of $90 million, payment of the conversion fee on the senior subordinated bridge loan (and associated fees) of $18.3 million and payments related to 2005 acquisitions of $3.9 million.

        Cash provided by financing activities in the 2005 Successor period was related to the issuance of common shares of $567 million and debt of $1,945 million to fund the Transaction, and the incurrence of an additional $110 million of debt following the Transaction to complete acquisitions and fund capital expenditure and working capital. We also repaid $449 million of debt including debt that was assumed as part of the Transaction and paid $78 million in financing fees associated with the funding of the senior secured credit facility and the senior subordinated bridge loan.

        In the 2005 Predecessor period, financing activities consumed $145 million of cash which was principally used to repay long term debt immediately prior to the Transaction.

Cash flows from Investing Activities
For the year ended December 31

	2007	2006	Successor 2005	Predecessor 2005
Cash used in investing activities	$(49.4)	$(39.5)	$(2,019.9)	$(13.6)

        Cash used in investing activities in 2007 was $49.4 million, comprised of $42.8 million of capital expenditures and $8.5 million for payments due on prior acquisitions including the purchase of the remaining 20% of a facility in Eastern Europe. We also distributed $3.8 million to non-controlling interests in 2007.

        Cash flows used for investing activities in 2006 was $39.5 million. Proceeds on disposal of surplus real estate and fixed assets of $21 million helped to fund capital expenditures of $50 million for the year. Capital expenditures in 2006 were lower due to stricter project reviews. We also made distributions to shareholders of its less than wholly owned subsidiaries in the amount of $4 million. Other investing activities consist principally of advances made to our parent company to fund the net redemption of shares held by members of management who have departed the Company.

        In the 2005 Successor period, $1,932 million was spent on acquisitions, including $1,869 million paid for the acquisition of the Predecessor. The balance of the acquisitions were for businesses in Central and Eastern Europe and for the purchase of the remaining interest of a number of less than wholly owned subsidiaries. Immediately prior to the purchase of one of these subsidiaries, a distribution to the minority shareholder was made in the amount of $18 million. Distributions to other minority interest shareholders in the period were $4 million. Capital expenditures were $70 million in the Successor period as we invested in new manufacturing capabilities. This was offset by proceeds of $9 million on the sale of surplus real estate and fixed assets. Other investing activities of $5 million consists principally of advances made to the parent company to fund the redemption of management shareholders.

        In the 2005 Predecessor period, the uses of cash for investing activities was principally $12 million for capital expenditures.

        Our ability to make scheduled payments of principal, or to pay interest or additional amounts if any, or to refinance indebtedness, or to fund planned capital expenditures or payments required pursuant to our shareholder agreements relating to our less than wholly owned subsidiaries, will depend on future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        In March and April 2008, we borrowed the remaining $336 million available from our $350 million senior secured revolving credit facility. Although we have no immediate needs for the additional liquidity, in light of current financial market conditions, we drew on the facility to provide ourselves with greater financial flexibility.

        Given current economic conditions there is a possibility that we may not remain in full compliance with certain covenants contained in our senior secured credit facilities through 2008. In the event of this occurrence, we intend to take such actions available to us in respect thereof as we determine to be appropriate at such time, but there can be no assurance that any such actions will be successful.

        We expect our current cash balance plus cash flows from operations to be sufficient to fund near-term working capital and other investment needs through 2008. There can be no assurance, however, that we will generate cash flow from operations in an amount sufficient to enable us to meet our liquidity needs. In addition, to the extent that we fail to remain in full compliance with certain covenants contained in our senior secured credit facilities, we would be in default under these facilities. If any such default occurs, the lenders under the senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. To the extent that the lenders under the senior secured credit facilities agree to an amendment of these covenants, such amendment may result in interest being payable on these facilities at higher interest rates.

        We operate in multiple foreign jurisdictions, including the United States, United Kingdom, France, Ireland, and certain countries in South America, Eastern Europe and Asia. In general, there are no legal restrictions on the ability of our subsidiaries to transfer funds to Masonite International Inc. in the form of cash dividends, loans, or advances. The transfer of funds through dividends and intercompany loans may be subject to withholding tax. The transfer of funds through dividends may be exempt from income tax if the subsidiary has cumulative active business earnings.

Our Indebtedness

Net Debt

(Principal amount)	As at December 31, 2007	As at December 31, 2006
Revolving credit facility outstanding	$—	$43.0
Other bank loans outstanding	17.0	17.4
Senior secured credit facility term loan outstanding	1,145.6	1,154.4
Senior subordinated notes outstanding	769.9	747.2
Senior subordinated term loan outstanding	—	22.6
Other subsidiary long-term debt outstanding	19.0	31.6
Less: Cash on hand(1)	41.2	47.4

Net debt outstanding	$1,910.3	$1,968.8
Notes payable and financial instruments	4.7	4.2

Net debt outstanding as defined in our senior secured credit facilities	$1,915.0	$1,973.0

    (1)
    Cash on hand is held in a variety of currencies in our subsidiaries most notably the U.S. dollar, the Canadian dollar, the euro and the pound sterling.

        As at December 31, 2007, net debt as defined in our senior secured credit facilities was $1,915.0 million, $58.0 million lower than at December 31, 2006 due primarily to the repayment of indebtedness from cash flow generated by operating activities. At December 31, 2007, our $350 million revolver was undrawn. The balance outstanding on our senior secured credit facility was reduced by the normal quarterly amortization of 0.25% of the original principal amount of $1,175 million. Subsidiary debt was reduced by $9.3 million through cash flow from operations. Cash on hand decreased by $5.6 million through better management of the cash float, largely as a result of cash held at foreign subsidiaries. As noted above, subsequent to December 31, 2007, we borrowed the remaining $336 million available from our $350 million senior secured revolving credit facility.

Debt Facilities

(Principal amount)	As at December 31, 2007	As at December 31, 2006
Revolving credit facility capacity	$350.0	$350.0
Revolving credit facility outstanding	—	43.0
Subsidiaries' bank loan capacity	32.7	14.0
Subsidiaries' bank loan and overdrafts outstanding	17.6	17.4
Other subsidiary long-term debt outstanding	22.3	31.6
Senior secured credit facility term loan outstanding	1,145.6	1,154.4
Senior subordinated notes outstanding	769.9	747.2
Senior subordinated term loan outstanding	—	22.6

        The aggregate amount of long-term debt repayments required during the next five years ending December 31, 2012 is approximately $78 million, down from $90 million at December 31, 2006. Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt.

        To mitigate interest risk, in April 2005, we entered into a five year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. On April 26, 2007, $150 million of the interest rate swaps amortized, leaving $900 million at a fixed rate as of December 31, 2007. After giving effect to the interest rate swap at December 31, 2007 approximately 86% of outstanding interest-bearing debt carries a fixed interest rate and the remainder carries a floating rate. The three month LIBOR rate at December 31, 2007 was 4.71%.

Senior Secured Credit Facilities

        On April 6, 2005, we entered into senior secured credit facilities which included an eight year $1.175 billion term loan due April 6, 2013 with an original interest rate of LIBOR plus 2.00% that amortizes at 1% per year. The proceeds from the senior secured credit facilities were used to fund the Transaction.

        We also entered into a $350 million revolving credit facility which is available for general corporate purposes. The revolving credit facility interest rate is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%. As of December 31, 2007, the revolving credit facility carried an interest rate of LIBOR plus 2.50%. In addition to the senior secured credit facilities noted above, we have funded operations through cash generated from operations.

        The senior secured credit facilities provide for the payment to the lenders of a commitment fee on the average daily undrawn commitments under the revolving credit facility at a range from 0.375% to 0.50% per annum, a fronting fee on letters of credit of 0.125%, and a letter of credit fee ranging from 1.75% to 2.50% (less the 0.125% fronting fee).

        Our senior secured credit facilities require us to meet a minimum interest coverage ratio of 1.65 times Adjusted EBITDA and a maximum leverage ratio of 7.0 times Adjusted EBITDA as of December 31, 2007, as defined in the credit agreements (see discussion on non-GAAP measures below). These ratios will be adjusted over the passage of time, ultimately reaching a minimum interest coverage ratio of 2.2 times Adjusted EBITDA, and a maximum leverage ratio of 4.75 times Adjusted EBITDA. In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. They also contain certain customary events of default, subject to grace periods, as appropriate.

        We are permitted to incur up to an additional $300 million of senior secured term debt under the senior secured credit facilities so long as no default or event of default under the new senior secured credit facilities has occurred or would occur after giving effect to such incurrence, and certain other conditions are satisfied.

        The net debt to Adjusted EBITDA calculation measures the debt we have on our balance sheet against our Adjusted EBITDA over the last twelve months. This ratio increased from 5.96:1.0 at December 31, 2006 to 6.00:1.0 at December 31, 2007.

        Our cash interest coverage ratio measures our Adjusted EBITDA as a multiple of our cash interest expense over the last twelve months. This ratio was unchanged from the prior year at 1.91:1.0.

Senior Subordinated Notes due 2015

        The indentures relating to our senior subordinated notes due 2015 limit our ability to:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

  •
  enter into certain transactions with affiliates; and

  •
  designate subsidiaries as unrestricted subsidiaries.

        Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Senior Subordinated Loan

        On April 6, 2005, we entered into a senior subordinated loan agreement for a $770 million senior subordinated loan, the proceeds of which were also used to fund the Transaction. The senior subordinated loan initially carried an interest rate of LIBOR plus 6.00% and increased over time to a maximum interest rate of 11% per annum, which was reached in the second quarter of 2006. On October 6, 2006, the senior subordinated loan was repaid in full by the automatic issuance of a new debt obligation comprising a Senior Subordinated Term Loan. On and after October 6, 2006 the majority of the lenders elected to convert their holdings of the Senior Subordinated Term Loan to Senior Subordinated Notes due 2015, which bear interest 11%, and are subject to registration rights.

Non-GAAP Measures

        Under our senior secured credit facilities and the indentures governing our senior subordinated notes, compliance with certain covenants is tied to ratios based on Adjusted EBITDA.

        Adjusted EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization, other expense (income), net, (gain) loss on refinancing, net and non-controlling interest further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing our notes and our senior secured credit facilities. Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not include certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Adjusted EBITDA herein is appropriate to provide additional information about the calculation of certain financial covenants in the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, both the indentures governing our notes and our senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in our senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing our notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor's understanding of our liquidity and financial flexibility.

        The following is a reconciliation of net loss, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our indentures and credit agreement (which we refer to as our "debt agreements"), and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve months ended
	2007	2006
Net (loss) income	$(302.9)	$(34.3)
Interest	178.2	182.6
Income taxes	(72.2)	(15.7)
Depreciation and amortization	127.4	124.6
Other expense	29.9	39.0
Impairment of goodwill and intangibles	303.8	—
Non-controlling interest	8.1	6.2
Inventory write-down(a)	7.0	11.5
Receivable transaction charges(b)	5.3	7.9
Facility closures / realignments(c)	2.4	1.9
Stock based compensation(d)	1.8	2.0
Franchise and capital tax(e)	4.2	2.2
Foreign exchange (gains)	(2.6)	(1.1)
Employee future benefits(f)	1.1	0.6
Severance(g)	3.0	—
Relocation / recruiting(h)	5.6	—
Lean Sigma, Supply Chain & HR consulting(i)	7.2	—
(Earnings) loss of unrestricted subsidiaries	3.7	—
Other(j)	8.3	5.0

Adjusted EBITDA	$319.4	$332.6

    (a)
    In 2007 we recorded $7.0 million of write downs associated with facilities that were being closed and product lines that were being rationalized. In 2006 we recorded a $9.0 million non-cash write down associated principally with discontinued product lines as well as $2.5 million of other write downs.

    (b)
    Represents transaction charges related to the sale of receivables.

    (c)
    In 2007, we incurred cost associated with the consolidation of manufacturing sites in Florida. During the first quarter of 2006, we rationalized and relocated certain facilities to better align capacity with demand. Total costs associated with these activities were $1.9 million.

    (d)
    Represents non-cash equity compensation expense.

    (e)
    Represents capital and franchise taxes and other taxes not in the nature of income taxes.

    (f)
    Represents the non-cash element of pension and post-employment benefit expense.

    (g)
    Represents severance for management changes not specifically related to restructuring activities.

    (h)
    Represents relocation and recruiting costs for changes made in management positions.

    (i)
    Represents consulting fees paid to external advisors in connection with the one-time establishment of Lean Sigma, Supply Chain and HR functions in the Company.

    (j)
    KKR monitoring / consulting fees, legal settlements and other.

Net Debt	$1,915.0
Last Twelve Months Adjusted EBITDA	$319.4
Ratio of Net Debt to Adjusted EBITDA	6.00

Last Twelve Months Adjusted EBITDA	$319.4
Total Interest Expense	$167.5
Ratio of Adjusted EBITDA to Interest Expense	1.91

        Adjusted EBITDA for all periods including the first nine months of 2007 reflect $12.4 million of additional adjustments eligible under our senior secured credit facilities and our indentures that had not been previously reported. Of this amount, $4.5 million was allocable to the first quarter of 2007, $7.2 million was allocable to the second quarter of 2007 and $0.7 million was allocable to the third quarter of 2007.

Environmental Matters

        Our operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (EPA) related to Maximum Achievable Control Technology ("MACT"). MACT regulations govern the manner in which we measure and control the emissions from our manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. We anticipate the cost of complying with the amended rules would require us to spend between $20 million and $30 million in addition to the $8.7 million already spent.

B.    RESEARCH AND DEVEOPMENT, PATENTS AND LICENSES, ETC.

        Research and development activities are concentrated in our 141,000 sq. ft. research center in West Chicago, Illinois. During 2007, the center employed approximately 50 people engaged in various forms of research and product development.

        We believe we are a leader in technological innovation and development in doors, door components and door entry systems and the manufacturing processes involved in making such products. We believe that research and development is a major competitive advantage for us, and we intend to capitalize on our leadership in this area through the development of more new and innovative products. Our research and development capability enables us to develop and implement product and process improvements relating to the manufacturing of our products that enhance manufacturing efficiency and reduce costs.

        As an integrated manufacturer, we believe that we are well positioned to take advantage of the growing global demand for a variety of molded door facing designs. This capability is particularly important outside North America where newer molded door designs are rapidly replacing traditional wood doors. We have an internal capability to create new molded door facing designs and manufacture our own molds for use in our own facilities. This provides us with the ability to develop proprietary designs that enjoy a strong identity in the marketplace; more flexibility in meeting customer demand; quicker reaction time in the production of new designs or design changes; and greater responsiveness to customer needs.

C.    TREND INFORMATION

        Net sales declined 12% in 2007 to $2,174.4 million from $2,464.5 million in the prior year. The impact of favorable foreign currency movements increased current year net sales by approximately $59 million or 2.3%, due principally to the strengthening of the euro and the Canadian dollar in 2007. The annualized impact of lost business from a significant customer is estimated to be $250 to $300 million per year. As the transition took place in the middle of 2007, the impact on 2007 results is estimated to be approximately $135 million.

        The US census bureau housing statistics show January 2008 housing starts at an adjusted annual rate of just over one million starts, 28% below the January 2007 rate of 1.4 million starts. The year 2007 ended at an estimated 1.35 million starts representing a 25% drop from 2006 and a 35% drop from the recent peak in 2005. The December National Association of Home Builders forecast predicted nearly 1.1 million starts in 2008, however, we now believe starts could average as low as 900,000 through the remainder of 2008. The supply of new home inventory is also very high relative to historical trends which may potentially have a dampening effect on new home construction in 2008.

        Repair and renovation expenditures in North America are also declining as increasing uncertainty about economic conditions in North America as well as falling home prices and fewer home sales are dampening interest in home improvements. In recent years, the growth in repair and remodeling expenditure was driven by increasing home ownership rates and rising average age of housing stock. The risk exists that trend may reverse in the near term.

        Since 2005, we have closed or announced plans to close 16 manufacturing sites in both North America and Europe. These actions are designed to ensure the appropriate level of manufacturing capacity to support anticipated customer demand around the world. In many of these cases, we have redeployed these assets into other manufacturing sites in anticipation of the eventual market recovery. We do not believe that these actions have reduced our long term capacity or capability.

        In 2007 we reduced inventory by approximately $61 million through a combination of site closures and consolidations, improvements in our supply chain processes, rationalization of product lines and lean sigma efforts.

        Throughout 2007, 3 month LIBOR (the interest rate that much of our variable rate debt is based on) averaged in excess of 5%. In early 2008, 3 month LIBOR has declined to less than 3%. A large portion of our LIBOR based floating rate debt, ($900 million through the end of April, and $600 million thereafter) is hedged through an interest rate swap that converts floating rate LIBOR into fixed rate interest at 4.22%.

        As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. We anticipate the cost of complying with the amended rules would require us to spend between $20 million and $30 million in addition to the $8.7 million already spent.

        Given current economic conditions there is a possibility that the Company may not remain in full compliance with its debt covenants through 2008. In the event of this occurrence, the Company intends to take such actions available to it in respect thereof as it determines to be appropriate at such time, but there can be no assurance that any such actions will be successful.

D.    OFF-BALANCE SHEET ARRANGEMENTS

        Our off-balance sheet arrangements include a "Facilities Agreement" to sell up to $135 million of non-interest bearing trade accounts receivable, and an "Acquired Facilities Agreement" whereby we can sell receivables of specific customers.

        We do not have any material off-balance sheet arrangements other than those described above, which are more fully discussed in note 3 to our audited consolidated financial statements contained elsewhere in this annual report.

E.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions of U.S. dollars)
Bank indebtedness(1)	$17.6	$17.6	$—	$—	$—
Long-term debt	1,934.4	20.8	33.5	23.4	1,856.7
Interest payments(2)	1,027.1	158.4	307.5	318.8	242.4
Operating leases	96.9	23.4	30.7	16.9	25.9
Commercial commitments(3)	324.3	112.9	138.7	48.7	24.0
Other liabilities(4)	72.4	31.2	21.2	13.1	6.9
Minority interest purchase obligations(5)	28.2	28.2	—	—	—

	$3,500.9	$392.5	$531.6	$420.9	$2,155.9

(1)
Assumes the outstanding balance on the revolving credit facility, and other borrowings and overdrafts are repaid in full by December 31, 2008.

(2)
The interest payments gives effect to the interest rate swap that we have entered into that matures in 2010, and assumes that the interest rate swaps are held to maturity.

(3)
Commercial commitments represent our estimate of the minimum obligations under the commitments which consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased, and the timing of the transaction. Commercial commitments exclude normal course purchase orders for raw materials or other goods and services as they represent authorizations to purchase rather than binding contracts.

(4)
Includes contractual severance payments to our employees, repayment of minority interest loans, annual management fees payable to KKR, acquisition related notes payable, and our expected minimum funding of our defined benefit plan in the United Kingdom. The minimum pension funding is defined by the current law in place.

(5)
Represents the estimated amount payable in 2008 in respect of put options exercised by minority interest holders in 2008 requiring the Company to purchase all or a portion of the equity held by the minority interests.

        In addition to the items listed above, approximately $26,838 of unrecognized tax benefits have been recorded as liabilities in accordance with Interpretation 48, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, the Company has also recorded a liability for potential penalties of $1,724 and interest of $9,926.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The individuals serving as our senior managers and directors are as follows:

Name	Age	Positions
Frederick J. Lynch	43	President and Chief Executive Officer
Anthony DiLucente	49	Chief Financial Officer
Lawrence P. Repar	46	Executive Vice President and Chief Operating Officer
Glen Coulter	51	Executive Vice President Global Manufacturing Operations and Supply Chain
Matthew M. Clark	55	Senior Vice President Legal, General Counsel and Corporate Secretary
Paul E. Raether	61	Director
Scott C. Nuttall	35	Director
Tagar C. Olson	30	Director
Robert V. Tubbesing	61	Director

        Mr. Lynch has served as our President since August 2006 and as our Chief Executive Officer since June 2007. Prior to joining us, Mr. Lynch served in a variety of senior positions at Alpharma, Inc. including as President, Generic Pharmaceuticals from June 2003 until December 2005. Prior to joining Alpharma, Mr. Lynch served in a variety of senior positions over the course of 18 years at AlliedSignal and its successor, Honeywell International, including Vice President and General Manager of Specialty Chemicals, from 1999 to March 2003 and General Manager, High Purity Chemicals, from 1997 to 1999.

        Mr. DiLucente has served as our Chief Financial Officer since November 2007. Prior to joining us, Mr. DiLucente was Vice President-Finance for Johns Manville from December 2005 through October 2007. Prior to joining Johns Manville, Mr. DiLucente served in a variety of financial leadership and General Management positions with AlliedSignal and its successor, Honeywell International for 11 years, most recently as Vice President and Chief Financial Officer of Honeywell Nylon, Inc. from 2003 to 2005, and General Manager of Specialty Films from 2001 to 2005. Before AlliedSignal, he spent 11 years with DuPont in a variety of financial roles.

        Mr. Repar was appointed as Executive Vice President and Group Chief Operating Officer of Masonite International upon the closing of the Transaction. He served in a similar position for our predecessor companies since 2001, and he has held a variety of senior positions with us since 1994. Mr. Repar formerly worked as an equity financial analyst and director of institutional sales and trading for Sanwa McCarthy Securities Limited in Toronto for 3 years prior to joining us in 1994.

        Mr. Coulter was appointed as Executive Vice President Operations of Masonite International as of January, 2008. He joined Masonite November 27, 2006 as Senior Vice President Operations for the Door Group and as Senior Vice President of Continuous Improvement. Mr. Coulter has 25 years of extensive manufacturing experience in companies including Dow Chemical, AlliedSignal and W. R. Grace.

        Mr. Clark was appointed Senior Vice President Legal, General Counsel and Corporate Secretary in June, 2007. He began his career as a litigation attorney with Paul Hastings, Janofsky & Walker. Mr. Clark has over 27 years of in-house corporate legal experience, working for TRW, Hitachi, Raytheon and General Electric.

        Mr. Raether serves as a Director of Masonite Holdings Corporation, Masonite International and Masonite U.S. He has been a member of KKR & Co. L.L.C., a limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., since 1996. Prior to that, he was a general partner of Kohlberg Kravis Roberts & Co. L.P.

        Mr. Nuttall was appointed as a Director of Masonite Holding Corporation, Masonite International and Masonite U.S. upon the closing of the Transaction. He has been a member of KKR & Co. since 2005, having been continuously employed by KKR since 1996. Mr. Nuttall is also a director of KKR Financial Corp., Legg Mason Inc., First Data Corp., and Capmark Financial Group Inc.

        Mr. Olson was appointed as a Director of Masonite Holding Corporation, Masonite International and Masonite U.S. upon the closing of the Transaction. He has been an executive of Kohlberg Kravis Roberts & Co. L.P. since 2002. From 1999 until 2002, Mr. Olson was an executive with Evercore Partners Inc., a private investment firm. Mr. Olson is also a director of Visant Corp., First Data Corp., and Capmark Financial Group Inc.

        Mr. Tubbesing was appointed as a Director of Masonite Holding Corporation, Masonite International and Masonite Canada in April 2006. Mr. Tubbesing served as Vice President and Chief Financial Officer of Masonite from 1989 until 2004 and as Executive Vice President from 2004 until his retirement in September 2006.

        Mr. Freeman previously served as our Chief Executive Officer from October 2005 to June 2007 and is a Director of Masonite U.S.. Mr. Freeman was named a member of Kohlberg Kravis Roberts & Co. L.P. in 2007. Prior to joining Kohlberg Kravis Roberts & Co. L.P. as a managing director in May 2005, Mr. Freeman served as Chairman and Chief Executive Officer of Quest Diagnostics Incorporated from its inception in January 1997 through May 2004. Mr. Freeman retired from his role as Chairman of the Board of Directors of Quest Diagnostics Incorporated in December 2004. Between 1995 and 1997, Mr. Freeman served as Chief Executive Officer of Corning Clinical Laboratories, the predecessor company to Quest Diagnostics Incorporated. Prior to 1995, Mr. Freeman served in a variety of financial and general management positions at Corning Incorporated, which he joined in 1972. Mr. Freeman is also a director and Executive Chairman of Accellent Inc.

        Mr. Arnold previously served as our Executive Vice President, Finance from February 2006 to October 2007. Prior to joining us, Mr. Arnold served in a series of senior management positions from March 2000 until September 2003 at Willis Group Holdings Ltd., including as Executive Vice President, Strategic Development and Group Chief Administrative Officer. Mr. Arnold formerly worked for 20 years as an investment banker, primarily at Lehman Brothers Inc. and Smith Barney (a division of Citigroup Inc.), specializing in mergers and acquisitions and equity capital markets.

F.     COMPENSATION

Executive Compensation

        The aggregate salary and benefits paid to our senior managers for the year ended December 31, 2007 amounted to approximately $7,678,630. In addition, former senior managers, whose employment ceased between 2005 and 2007, are entitled to receive severance pay and salary continuance payable over periods for periods from 12 to 36 months from the date of termination. Total payments in 2007 on account of former senior managers was $5,998,495.

        An aggregate of 143,750 time, performance and other options to purchase our common stock were also granted to our senior managers under the 2005 Stock Purchase and Option Plan for Key Employees of Masonite Holding Corporation and its subsidiaries.

        For details on the equity participation of our senior managers, please see "Major Shareholders and Related Party Transactions", note 14 to our audited consolidated financial statements.

        In 2005, Masonite Holding Corporation adopted a Directors' Deferred Compensation Plan pursuant to which, for 2007, in lieu of receiving cash remuneration, non-employee directors received a credit under their stock accounts under the plan valued at $50,000 (10,000 shares based on fair market valuation of $5.00 per share in 2006).

        We also maintain a directors' and officers' insurance policy with respect to our senior managers and board of directors.

Stock Purchase and Option Plan

        We have adopted the 2005 Stock Purchase and Option Plan for Key Employees of Masonite Holding Corporation and its subsidiaries (the "Stock Plan"), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), options that are not incentive stock options, and various other stock-based grants, including the shares of common stock of Masonite Holding Corporation ("Holdings Stock") sold to, and options granted to the executive officers and other key employees, as described below. We have granted under the Stock Plan certain options as non-incentive stock options. The options are generally granted as follows: 50% vest and become exercisable over the passage of time, which we refer to as "time options," assuming the optionee continues to be employed by us, and 50% vest and become exercisable over time based upon the achievement of certain performance targets, which we refer to as "performance options."

        The following table summarizes the history of share options granted to senior management of Masonite.

	Options Granted 2005	Options Granted 2006	Options Granted 2007	Total

Options to acquire common stock	17,070,000	1,875,000	143,750	19,016,875

Exercise Price	$5.00	$5.00	$5.00	$5.00

Term (in years)	10	10	10	10

Expiration date	April 5, 2015	November 6, 2016	October 6, 2018

        Of the 2005 Options granted 11,190,000 have been cancelled. Of the 2006 options granted, 360,000 have been cancelled.

        Exercise Price.    The exercise price of the options is the fair market value of the shares underlying the options on the date of the grant of the option.

        Vesting of Time Options.    Time options granted in 2006 generally become exercisable by the holder of the option in installments of 20% on each of the first five anniversaries of the grant date.

        Vesting of Performance Options.    Performance options granted in 2006 generally become exercisable over a specified time in specified percentages upon the achievement of certain EBITDA performance targets. In the event that performance targets are not achieved in any given fiscal year but are achieved in a subsequent year, the performance option will become exercisable as to the previously unexercisable percentage of the performance options from the missed years, as well as with respect to the percentage of the performance options in respect of the fiscal year in which the performance targets are achieved.

        Effect of Change in Control of Masonite Holding Corporation.    In addition, immediately prior to a change in control of Masonite Holding, as defined in the Stock Plan, (i) the exercisability of the time options will automatically accelerate with respect to 100% of the shares of common stock of Masonite Holding Corporation subject to the time options and (ii) up to 100% of the unvested performance options will automatically vest if certain EBITDA performance targets have been achieved for the fiscal year ending immediately prior to such change in control. Otherwise, the acceleration of vesting of performance options depends upon whether KKR has achieved a specified internal rate of return.

        Miscellaneous.    The options are only transferable by will or pursuant to applicable laws of descent and distribution upon the death of the optionee. The Stock Plan may be amended or terminated by Masonite Holding's Corporation's board of directors at any time.

        These options generally expire on the tenth anniversary of the grant date, subject to earlier termination, in the case of termination of employment.

G.    BOARD PRACTICES

        Board meetings are convened by the chairman or upon request by a director or the chief executive officer. During 2007, 15 board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings. Three of our board members (Mssrs. Raether, Nuttal, and Olson) are members of KKR and therefore would not be considered independent. Mr. Tubbesing also held the role of Executive Vice President from 2004 to 2006 and Chief Financial officer of the Predecessor from 1989 until 2004.

        The board in its entirety oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external auditors, reviews audit results, monitors compliance with the laws and regulations governing the preparation of our financial statements and assesses the processes relating to our risk management and internal control systems.

        The compensation committee is comprised of Mssrs. Raether, Nuttal and Olson and determines the compensation of the Senior Managers.

        Mssrs. Raether, Nuttal, and Olson were appointed directors on April 6, 2005. Mr. Tubbesing was appointed director on March 1, 2006. Each director's term of office is an annual appointment by vote of the shareholders.

H.    EMPLOYEES

        We employ approximately 10,700 employees and contract laborers of which approximately 2,400 or 22% were covered by collective bargaining agreements. During the third quarter of 2006 we implemented a company-wide reduction in employment levels, impacting approximately eight percent of the global salaried and indirect hourly workforce. Employees represented by these unions are subject to 14 collective bargaining agreements, three of which are with local unions in the United States. None of our North American collective bargaining agreements are subject to renewal in 2008, and our collective bargaining agreements in France, United Kingdom and South Africa are subject to annual renewal. The Company has not had any labor disruptions in the last three years and contracts that have been renewed in the last three years have been completed in ordinary course. The employees covered by collective bargaining agreements are situated at the Company's operations as follows:

Facility	Number of Employees	Collective Agreement Expiration Date
Canada:
Bethierville, Quebec	96	2010
Lac-Megantic, Quebec	150	2011
Lac-Megantic, Quebec	197	2011
New Westminster, British Columbia	51	2012
St. Romuald, Quebec	109	2011
Toronto, Ontario	80	2010
Brampton, Ontario	182	2010

Facility	Number of Employees	Collective Agreement Expiration Date
United States:
South Bend, Indiana	78	2010
Laurel, Mississippi	638	2011
Vandalia, Ohio	20	2012
Europe:(1)
Barnsley, England	253	n/a
Hedingham, England	52	n/a
Bridgwater, England	32	n/a
Africa:
South Africa	471	n/a

    (1)
    Employees in many European countries participate in industry-wide unions with centralized bargaining. Local issues are, however, typically negotiated separately.

I.     SHARE OWNERSHIP

        Under our management incentive plan, certain of our senior managers received options to purchase common stock that remain outstanding. For details of the stock option plan see "Stock Purchase and Option Plan" under Part I, Item 6.B of this annual report. As of March 31, 2008, the members of the board of directors and senior management as at December 31, 2007 held the following number of shares and options to acquire common shares.

Name	Total number of Shares Held	Number of options held			Total number of shares under Directors Deferred Compensation Plan

Frederick J. Lynch	300,000	—	975,000	—	—

Glen Coulter	25,000	—	—	143,750	—

Matthew M. Clark	—	—	—	—	—

Anthony D. DiLucente	—	—	—	—	—

James U. Morrison	704,000	2,940,000	—	—	—

Lawrence P. Repar	704,000	2,940,000	—	—	—

Paul E. Raether(1)	87,224,151	—	—	—	30,000

Scott C. Nuttall(1)	87,224,151	—	—	—	30,000

Tagar C. Olson(1)	87,224,151	—	—	—	30,000

Robert V. Tubbesing	—	—	—	—	—

(1)
See footnotes (1) and (2) under Item 7.A "Major Shareholders"

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        Masonite International owns 100% of the issued and outstanding common stock of Masonite U.S. and Masonite Canada. Masonite Holding Corporation ("Masonite Holdings"), a Cayman entity, owns 100% of the issued and outstanding common stock of Masonite International.

        The following table and accompanying footnotes show information regarding the beneficial ownership of the common stock of Masonite Holdings by (i) each person known to us to beneficially own more than 5% of the issued and outstanding common stock of Masonite Holdings, (ii) each of our directors, (iii) each of our senior managers and (iv) all of the directors and senior managers as a group.

Name of beneficial owner	Number(1)	Percentage
KKR(2)	87,224,451	77.79%
Sculptor Investments, S.à. r.l.(3)	9,519,276	8.49%
Alpinvest(4)	5,711,565	5.09%
Kenneth W. Freeman	*	* %
Frederick J. Lynch	*	* %
Glen Coulter	*	* %
James U. Morrison	*	* %
Lawrence P. Repar	*	* %
Paul E. Raether(2)	87,224,451	77.79%
Scott C. Nuttall(2)	87,224,451	77.79%
Tagar C. Olson(2)	87,224,451	77.79%
All senior managers and directors as a group (8 persons)	89,357,451	79.69%

*
Less than 1%.

(1)
Applicable percentage of ownership includes 112,126,002 shares of common stock outstanding as of December 31, 2007. The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)
KKR affiliates currently beneficially own 87,224,451 shares of Masonite Holdings common stock as follows:

  •
  85,714,451 shares are beneficially owned by KKR Millennium Fund (Overseas), Limited Partnership, for which KKR Associates Millenium (Overseas), Limited Partnership is the general partner for which KKR Millennium Limited, a Cayman limited company, is the general partner and exercises sole voting and investment power with respect to such shares; and

  •
  1,510,000 shares are beneficially owned by KKR Partners (International), Limited Partnership, for which KKR 1996 Overseas Limited, a Cayman limited company, is the general partner and exercises sole voting and investment power with respect to such shares.

  Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes P. Huth, Alexander Navab, Todd A. Fisher, Marc S.

  Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Scott C. Nuttall and Michael M. Calbert, as members of KKR Millennium Limited, and Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes P. Huth, Todd A. Fisher and Alexander Navab, as members of KKR 1996 Overseas, Limited, may be deemed to share beneficial ownership of the shares controlled by these entities, but disclaim such beneficial ownership except to the extent of their pecuniary interest in those shares. Messrs. Raether, Olson and Nuttall are our directors and are executives of KKR, and as such may be deemed to share beneficial ownership of any shares beneficially owned by KKR, but disclaim such beneficial ownership except to the extent of their pecuniary interest in those shares. The address of KKR Millennium Fund (Overseas) Limited, KKR Associates Millenium (Overseas), Limited Partnership, KKR Millennium Limited, KKR Partners (International), Limited Partnership and KKR 1996 Overseas Limited and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

  In December 2005, KKR sold 15,230,842 shares of Masonite Holdings common stock to Sculptor Investments, S.à. r.l. and Alpinvest Partners N.V.

  In October 2007, KKR Financial Corp. transferred and assigned 3,807,710 shares of Masonite Holdings common stock to Lexington Capital Holdings, S.à.r.l.

  There have been no other significant changes in share ownership by major shareholders in last three years.

(3)
Sculptor Investments, S.à. r.l. beneficially own 9,519,276 shares of Masonite Holdings common stock. The address of Sculptor Investments, S.a. r.l. is c/o Manacor (Luxembourg) SA 46A Avenue J.F. Kennedy Kirchberg, Luxembourg L-1855.

(4)
Alpinvest Partners N.V. affiliates current beneficially own 5,711,565 shares of Masonite Holdings common stock as follows:

  •
  5,649,309 shares are beneficially owned by Alpinvest Partners CS Investments 2005 C.V.

  •
  62,256 shares are beneficially owned by Alpinvest Partners Later Stage Co Investments.

  The address for both is c/o Patrick de van der Schueren 118 Jachthavenweg, KJ, Amsterdam, The Netherlands 10081.

        None of the common stock have preferential voting rights. At December 31, 2007, the portion of equity held in Canada is 77.98%.

B.    RELATED PARTY TRANSACTIONS

Management Stockholder's Agreement

        In connection with the subscription for the purchase of common shares of Masonite Holdings, the sale of shares of Masonite in consideration of the issuance of shares of Masonite Holdings, the exchange of options to purchase shares of Masonite for options to purchase shares of Masonite Holdings and the grant of options under the Stock Plan, as applicable, the senior managers and other employees and officers of Masonite each became party to a management stockholder's agreement with Masonite Holdings. The management stockholder's agreement generally restricts the ability of the stockholders to transfer shares held by them for five years after the closing of the Transaction in case of the agreements entered into around the time of the closing of the Transaction.

        In general, in the case of the agreements entered into around the time of the closing of the Transaction, if a management stockholder's employment is terminated prior to the fifth anniversary of the closing of the Transaction, Masonite Holdings has the right to purchase the shares and options held by such person on terms specified in the management stockholder's agreement. If a management stockholder's employment is terminated as a result of death or disability prior to the later of the fifth anniversary of the closing of the Transaction and the date of a public offering meeting certain criteria, such stockholder or, in the event of such stockholder's death, the estate of such stockholder, has the right to force Masonite Holdings to issue him shares of Masonite Holdings in exchange for certain exercisable options and to purchase all his shares, on terms specified in the management stockholder's agreement in the case of the agreements entered into around the time of the closing of the Transaction.

        The management stockholder's agreement also permits such stockholder under certain circumstances to participate in registrations by Masonite Holdings of its equity securities. If certain investment funds affiliated with KKR that are stockholders of Masonite Holdings also sell shares in such registration, such registration rights are subject to customary limitations specified in the registration rights agreement between Masonite Holdings and such investment funds.

Sale Participation Agreement

        Each management stockholder entered into a sale participation agreement granting the management stockholder the right to participate in any sale of shares of Masonite Holdings by certain investment funds affiliated with KKR that are shareholders of Masonite Holdings occurring prior to the fifth anniversary of the first public offering of Masonite Holdings on the same terms as such investment funds. In order to participate in such sale, the management stockholder may be required, among other things, to become a party to any agreement under which the shares of Masonite Holdings are to be sold, and to grant certain powers with respect to the proposed sale of shares of Masonite Holdings to custodians and attorneys-in-fact.

Registration Rights Agreement

        In connection with the Transaction, we entered into a registration rights agreement with certain investment funds affiliated with KKR that are stockholders of Masonite Holdings, pursuant to which such investment funds are entitled to certain demand and piggyback rights with respect to the registration and sale of the shares of Masonite Holdings held by them.

Management Services Agreement

        In connection with the Transaction, we entered into a management services agreement with KKR pursuant to which KKR provided certain structuring, consulting and management advisory services to us. Pursuant to this agreement, KKR received a transaction fee of $30.0 million, payable upon the closing of the Transaction, plus approximately $0.6 million of out-of-pocket costs and will receive an annual advisory fee of $2.0 million, payable quarterly in advance, such amount to increase by 5% per year. We indemnified KKR and its affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of KKR pursuant to, and the performance by KKR of the services contemplated by, the management services agreement. For the twelve month period ended December 31, 2007 we paid KKR $2.1 million (December 31, 2006—$2.1 million) for services rendered.

Consulting Agreement

        Following completion of the Transaction, we retained Capstone Consulting to provide us with consulting services, primarily to identify and advise on potential opportunities to reduce our costs and identify other potential opportunities to grow our business. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone. In addition, we paid fees of $2.4 million for the twelve month period ended

December 31, 2007 (December 31, 2006—$2.8 million) to Capstone. In the fourth quarter of 2005, Capstone invested $2.5 million in Masonite Holdings.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Financial Statements" in Part III, Item 18 of this annual report.

B.    SIGNIFICANT CHANGES

        In the first quarter of 2008, we purchased the remaining 25% ownership interest of our operations located in the Czech Republic and Poland. The consideration was approximately $17.9 million consisting of approximately $13.4 million paid for the shares and the balance as repayment of advances made by the minority interest shareholder. In the first quarter of 2008, we announced the closure of three additional manufacturing sites in Canada. These closures are expected to be completed by the end of the third quarter of 2008. We were also notified in 2008 by the owner of 25% of one of our VIE's of their intention to require the other VIE party or us to purchase their 25% share in the VIE pursuant to the terms contained in the shareholder agreement. Preliminary estimates of the consideration required for the purchase of the 25% range between $14.5 million and $21.0 million. It is anticipated that the transaction will close before the end of the third quarter of 2008.

        In March and April 2008, we borrowed the remaining $336 million available under our $350 million senior secured revolving credit facility. Although we have no immediate needs for the additional liquidity, in light of current financial market conditions, we drew on the facility to provide ourselves with greater financial flexibility.

        On April 18, 2008, the Company was notified by the counterparty to the Facilities Agreement described in note 3 of termination the program in 60 days. The amount outstanding on the Facilities Agreement as of that date was $66.4 million. The Company is evaluating other programs that are substantially similar to the Facilities Agreement as a replacement for this program.

ITEM 9.    THE OFFER AND LISTING

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not applicable.

B.    MEMORANDUM OF ARTICLES OF ASSOCIATION

        The following summary includes a portion of the rights of the holders of our shares. These rights are set out in our certificate of incorporation and by-laws or are otherwise provided under applicable Canadian law and may differ from those typically provided to shareholders of U.S. companies. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions contained in our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to this annual report.

        Object and Purpose.    We are a privately held company and our company was formed on February 2, 2005 under the Canadian Business Corporations Act. The corporation can engage in any legal activity permitted under the Canadian Business Corporations Act. As reported in Annex 3 to our certificate of incorporation, there are no restrictions on the business our corporation may conduct.

        Directors.    Our corporation is managed by a board of directors, which manages and supervises our business and affairs, subject to any unanimous agreement among our shareholders. Our directors are not required to hold shares of the corporation.

        Our directors are required to disclose to the corporation, either in writing or by requesting to have it entered in the minutes of the meetings of directors, the nature and extent of any interest a director has in a material contract or material transaction with the corporation if the director is a party to the contract or transaction, is a director or officer or acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

        Pursuant to our by-laws, any of our directors who are interested, as described immediately above, may not vote on any resolution to approve the contract or transaction unless the contract or transaction relates primarily to the director's remuneration as a director, officer, employee or agent of the corporation or its affiliates. In addition, directors who are interested may also vote on resolutions to approve a contract or transaction if it is for indemnity or insurance or is a contract or transaction between our company and one of its affiliates. As a result, a director may, in the absence of an independent quorum, vote compensation to him or herself or to other directors.

        Rights, Preferences and Restrictions.    We have one class stock. Subject to the provisions of the Canadian Business Corporations Act, our board of directors may from time to time declare dividends to our shareholders according to their rights and interests in the corporation. Dividends may be paid in money or property or by issuing fully paid shares of the corporation.

        Our shareholders have customary voting rights. Our directors are not elected on a staggered basis. Our shareholders do not have any rights as shareholders to share in the Company's profits, other than in the form of dividends, and they do not have any right as shareholders to share in any surplus in the event of liquidation.

        Certain of our shareholders have the right to have their shares redeemed under certain circumstances, in accordance with our Management Stockholder's Agreement. See "Related Party Transactions" in Part I, Item 7.B of this report for more information regarding our Management Stockholder's Agreement.

        Changes to the Rights of Shareholders.    Our certificate of incorporation and by-laws do not have any restrictions on the board of directors' ability to change the rights of holders of our stock.

        Shareholder Meetings.    Pursuant to Canadian law and our by-laws, a meeting of our shareholders is held annually on such day and time as specified by our board of directors. Our board of directors also has the power to call special meetings of shareholders at any time. Notice of any such meeting must be delivered, sent or served to the last known address of all our shareholders entitled to vote. Notice is required to be sent not more than 60 days and not less than 21 days prior to the meeting unless such advance notice is waived by our shareholders.

        The only persons who may be present at our shareholder meeting are those entitled vote, our directors and auditors and others who, although not entitled to vote, are required by law to be present or those persons present at the invitation of the chairperson of the meeting or present with the consent of the meeting. A written resolution in lieu of such meeting is permitted if signed by all shareholders entitled to vote at such meeting. If we have only one shareholder, which is currently the case, the shareholder present in person or by proxy constitutes a meeting.

        Limitations on the Right to Own Shares.    Our certificate of incorporation restricts the number of holders of our shares to fifty people, in addition to our employees and former employees who are also shareholders.

C.    MATERIAL CONTRACTS

        Not applicable.

D.    EXCHANGE CONTROLS

        Not applicable.

E.    TAXATION

        Not applicable.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENT BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports containing quarterly information on Form 6-K.

        Our reports and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the SEC at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Exchange Act relating to short swing profit disclosure and liability.

I.     SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.    QUANTITATIVE INFORMATION ABOUT MARKET RISK

        We have been exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as currency and interest rate fluctuations.

Currency Risk

        Outside of the United States, we maintain assets and operations in Canada, Mexico, Europe, South America, Asia and Africa. The results of operations and the financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on the depreciation or appreciation of the U.S. dollar against the respective foreign currency. Our subsidiaries also obtain labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. Most of our subsidiaries sell a significant portion of their products within their respective domestic markets at domestic selling prices. In situations where import and export commitments are undertaken, the subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. Our policy is not to utilize foreign exchange contracts for trading or speculative purposes. There were no foreign exchange contracts outstanding at December 31, 2007.

Interest Rate Risk

        We are subject to market risk associated with interest rate changes in connection with our senior secured credit facility. Therefore, in the normal course of business we are exposed to changes in short-term interest rates that can create uncertainty and variability in cash flows. To mitigate this exposure, in April 2005, we entered into a 5 year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. In April of 2006, $100 million of the interest rate swaps amortized, leaving $1.05 billion of long-term debt at a fixed rate as at December 31, 2006. In April of 2007, a further $150 million of the interest rate swaps amortized, leaving $900 million of long-term debt at a fixed rate as at December 31, 2007. The Predecessor also had entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. As at the closing date of the Transaction, the Predecessor's interest rate swaps were settled. We believe that these interest rate swaps are highly effective in achieving their economic purpose.

        The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. The information is presented in U.S. dollar equivalents, which is our reporting currency.

	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	Thereafter	Total	Fair Value
Liabilities
Long-term Debt:
Fixed Rate						769,856	769,856	600,488
Average Interest Rate						11%
Variable Rate	20,777	20,763	12,688	11,750	11,750	1,086,880	1,164,607	1,059,353
Average Interest Rate	6.13%	5.60%	6.17%	6.59%	6.85%	6.95%
Off-Balance Sheet Financial Instruments
Interest Rate Swaps:
Variable to Fixed	300,000	300,000	300,000				900,000	896,775
Average pay rate	4.22%	4.22%	4.22%
Average receive rate	4.14%	3.60%	4.17%

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELIQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2007, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (Exchange Act), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2007 that our disclosure controls and procedures were effective.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Audit Committee is composed of Messrs. Raether, Olson, Nuttall and Tubbesing. In light of our status as a closely held company and the absence of a public trading market for our common stock, our Board has not designated any member of the Audit Committee as an "audit committee financial expert." Though not formally considered by our Board given that our securities are not registered or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange (the "NYSE") upon which our common stock was listed prior to the Transaction, we do not believe that Messrs. Raether, Olson or Nuttall would be considered independent because of their relationships with KKR which indirectly owns, through its interests in Parent, over 50% of our outstanding common stock, and certain other relationships with us as more fully described under Item 7.

ITEM 16B.    CODE OF ETHICS

        Masonite has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer and its directors and senior officers. The Code of Ethics is filed with this Form 20-F as Exhibit 11.1.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte & Touche LLP acted as principal independent registered public accounting firm for Masonite for the fiscal years ended December 31, 2007 and 2006. Set forth below is a breakdown of fees for services rendered in 2007 and 2006.

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees	$1,924,000	$1,983,000
Audit Related Fees	$191,000	$411,500
Tax Fees	—	—
All Other Fees	—	—

Total:	$2,115,000	$2,394,500

Pre-approval policies and procedures

        Our Board of Directors must approve all audit and non-audit related fees. Our Board of Directors has pre-approved specifically identified non-audit tax-related services, including tax compliance, review of tax returns and advisory services related to acquisitions. Our Board of Directors will be informed routinely as to the non-audit services actually provided by the auditors pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to our Board of Directors for approval prior to undertaking the annual audit of the financial statements.

Audit Fees

        Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of Masonite's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under "Audit Fees" above. These services primarily consisted of services in connection with the filing of the Company's Registration Statement on Form F-4, related Amendments and services in connection with the restatements in the prior year and the adoption of FIN 48.

Tax Fees

        Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance including the review of tax returns in 2007 and 2006, no fees for services were incurred.

All Other Fees

        In 2007 and 2006, no fees for services were incurred other than those described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See "Financial Statements" in Item 18 below.

ITEM 18.    FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation and Certificate of Amendment of Certificate of the Incorporation of Masonite International Inc.
1.2*	By-laws of Masonite International Inc.
1.3*	Restated Certificate of Incorporation and Certificate of Amendment of the Certificate of Incorporation of Masonite Corporation
1.4*	By-laws of Masonite Corporation
1.5*	Articles of Amalgamation of Masonite International Corporation
1.6*	By-laws of Masonite International Corporation
1.7*	Memorandum and Articles of Association of 3061275 Nova Scotia Company
1.8*	Memorandum and Articles of Association of Bonlea Limited
1.9*	Certificate of Incorporation of Castlegate Entry Systems, Inc.
1.10*	By-laws of Castlegate Entry Systems, Inc.
1.11*	Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of Crown Door Corporation
1.12*	By-laws of Crown Door Corporation
1.13*	Articles of Incorporation of Cutting Edge Tooling, Inc.
1.14*	Amended and Restated By-laws of Cutting Edge Tooling, Inc.
1.15*	Articles of Incorporation and Articles of Amendment of the Articles of Incorporation of Door Installation Specialists Corporation
1.16*	By-laws of Door Installation Specialists Corporation
1.17*	Certificate of Incorporation of Eger Properties
1.18*	Amended and Restated By-laws of Eger Properties
1.19*	Articles of Incorporation and Amendment to Articles of Incorporation of Florida Made Door Co.
1.20*	Amended and Restated By-laws of Florida Made Door Co.
1.21*	Certificate of Incorporation (Estatutos Sociales) of Masonite Chile Holdings S.A. (with English translation)
1.22*	By-laws (Estatutos Sociales) of Masonite Chile Holdings S.A. (with English translation)

1.23*	Memorandum and Articles of Association of Masonite Components
1.24*	Memorandum and Articles of Association of Masonite Europe
1.25*	Memorandum and Articles of Association of Masonite Europe Limited
1.26*	Memorandum and Articles of Association of Masonite Ireland
1.27*	Certificate of Incorporation (Estatutos Sociales) of Masonite Mexico, S.A. de C.V. (with English translation)
1.28*	By-laws (Estatutos Sociales) of Masonite Mexico, S.A. de C.V. (with English translation)
1.29*	Articles of Incorporation and Articles of Amendment to the Articles of Incorporation of Masonite Primeboard Inc.
1.30*	By-laws of Masonite Primeboard Inc.
1.31*	Certificate of Incorporation and Certificate of Amendment of the Certificate of Incorporation of Pintu Acquisition Company, Inc.
1.32*	By-laws of Pintu Acquisition Company, Inc.
1.33*	Memorandum and New Articles of Association of Premdor Crosby Limited
1.34*	Certificate of Formation of Premdor Finance LLC
1.35*	Limited Liability Company Agreement of Premdor Finance LLC
1.36*	Memorandum and Articles of Association of Premdor U.K. Holdings Limited
1.37*	Certificate of Incorporation of WMW, Inc.
1.38*	By-laws of WMW, Inc.
1.39*	Certificate of Limited Partnership of Woodlands Millwork I, Ltd.
1.40*	Limited Partnership Agreement of Woodlands Millwork I, Ltd.
2.1*
Indenture, dated October 6, 2006, by and among Masonite Corporation, as issuer, Masonite International Corporation, Masonite International Inc. and the other guarantors thereto and The Bank of New York, as Trustee, governing the Senior Subordinated Notes Due 2015
2.2*
Indenture, dated October 6, 2006, by and among Masonite International Corporation, as issuer, Masonite Corporation, Masonite International Inc. and the other guarantors thereto and The Bank of New York, as Trustee, governing the Senior Subordinated Notes Due 2015
2.3*
Registration Rights Agreement, dated October 6, 2006, by and among Masonite Corporation, Masonite International Corporation, Masonite International Inc. and the other guarantors thereto and The Bank of New York, as Trustee
4.1*
Credit Agreement, dated as of April 6, 2005, among Stile U.S. Acquisition Corp., as the U.S. Borrower, Stile Acquisition Corp., as the Canadian Borrower, Stile Consolidated Corp., as Guarantor, The Several Lenders from Time to Time Parties Hereto and The Bank of Nova Scotia, as Administrative Agent and as Canadian Administrative Agent, and the other parties thereto

4.2*
Senior Subordinated Loan Agreement, dated as of April 6, 2005, among Stile U.S. Acquisition Corp., as the U.S. Borrower, Stile Acquisition Corp., as the Canadian Borrower, Stile Consolidated Corp., as Guarantor, The Several Lenders from Time to Time Parties Hereto and The Bank of Nova Scotia, as Administrative Agent and as Canadian Administrative Agent, and the other parties thereto
4.3*	Registration Rights Agreement, dated as of April 6, 2005, among Stile Holding Corp., KKR Millennium Fund (Overseas) Limited Partnership and KKR Partners (International) Limited Partnership
4.4*	Management and Advisory Services Retainer Agreement, dated as of April 6, 2005, between Stile U.S. Acquisition Corp. and Kohlberg Kravis Roberts & Co. L.P.
7.1*	Computation of Earnings to Fixed Charges
8.1*	List of Subsidiaries
11.1**	Code of Ethics for Principal Executive and Senior Financial Officers
12.1**	Section 302 Certification of Chief Executive Officer
12.2**	Section 302 Certification of Chief Financial Officer
13.1**	Section 906 Certification
15.1
Combination Agreement, dated December 22, 2004, by and between Stile Acquisition Corp. and Masonite International Corporation (incorporated by reference to Exhibit 99.1 filed with Masonite International Corporation's Report of Foreign Issuer on Form 6-K for the month of January 2005 (Commission File No. 001-11796))
15.2
Amended and Restated Combination Agreement, dated January 16, 2005, by and between Stile Acquisition Corp. and Masonite International Corporation (incorporated by reference to Exhibit 99.(A)(1) filed with Masonite International Corporation's Schedule 13E-3 filed on January 19, 2005 (Commission File No. 005-43863))
15.3
Second Amended and Restated Combination Agreement, dated February 17, 2005, by and between Stile Acquisition Corp. and Masonite International Corporation (incorporated by reference to Exhibit 99.2 filed with Masonite International Corporation's Report of Foreign Private Issuer on Form 6-K for the month of February 2005 (Commission File No. 001-11796))

*
Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-4 (File No. 333-139791) filed January 4, 2007.

**
Filed herewith.

Schedule IIa. Valuation And Qualifying Accounts And Reserves
(In thousands of U.S. Dollars)

Column A	Column B	Column C and D	Column E
DESCRIPTION	Balance At Beginning Of Period	Additions and Deductions	Balance At End Of Period
Year Ended December 31, 2007
Reserve for doubtful accounts	$3,999	$1,011	$5,010

Year Ended December 31, 2006
Reserve for doubtful accounts	$2,132	$1,867	$3,999

For the Period February 2, 2005 to December 31, 2005
Reserve for doubtful accounts	2,216	(84)	2,132

For the Period January 1, 2005 to April 6, 2005
Reserve for doubtful accounts	1,957	259	2,216

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2008	MASONITE INTERNATIONAL INC.
	By:	/s/ ANTHONY D. DILUCENTE
	Name:	Anthony D. DiLucente
	Title:	Chief Financial Officer

Consolidated Financial Statements
(In thousands of U.S. dollars)

MASONITE INTERNATIONAL INC.

For the Years Ended December 31, 2007 and 2006;
the Period from February 2, 2005 (date of Incorporation) to December 31, 2005;
and the Predecessor Period from January 1, 2005 to April 6, 2005

Deloitte & Touche LLP 1 City Centre Drive Suite 500 Mississauga ON L5B 1M2 Canada
Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Masonite International Inc.

        We have audited the consolidated balance sheets of Masonite International Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholder's equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Masonite International Inc. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

        The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
March 31, 2008 (except for Note 26 which is as at April 18, 2008)

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

        The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 1 and 25 to the financial statements. Our report to the Board of Directors, dated March 31, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
March 31, 2008 (except for Note 26 which is as at April 18, 2008)

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street, Suite 200 North York, ON M2P 2H3	Telephone (416) 228-7000 Telefax(416) 228-7123 www.kpmg.ca

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
MASONITE INTERNATIONAL INC.

        We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows for the period from February 2, 2005 (date of Incorporation) to December 31, 2005, and for the period from January 1, 2005 to April 6, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period ended from February 2, 2005 (date of Incorporation) to December 31, 2005, and for the period from January 1, 2005 to April 6, 2005 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 13, 2006, except as
to notes 18, 22, 25 and 27 which
are as of January 2, 2007

MASONITE INTERNATIONAL INC.

Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Years Ended December 31, 2007 and 2006;
the Period from February 2, 2005 (date of Incorporation) to December 31, 2005;
and the Predecessor Period from January 1, 2005 to April 6, 2005

	Note	January 1, 2007 - December 31, 2007	January 1, 2006 - December 31, 2006	February 2, 2005 - December 31, 2005	Predecessor January 1, 2005 - April 6, 2005
Sales		$2,174,431	$2,464,471	$1,828,383	$600,115
Cost of sales		1,695,445	1,950,247	1,497,934	486,746

		478,986	514,224	330,449	113,369
Selling, general and administration expenses	23	206,633	211,789	161,319	54,424
Depreciation		91,840	88,992	60,338	17,919
Amortization of intangible assets		35,580	35,650	29,915	1,093
Impairment of goodwill and intangible assets	1, 7	303,800	—	—	—
Interest		178,219	182,616	137,081	11,201
Other expense, net	17	29,887	38,989	22,600	66,383

Loss before income taxes and non-controlling interest		(366,973)	(43,812)	(80,804)	(37,651)
Income taxes	18	(72,229)	(15,656)	(16,285)	(8,316)
Non-controlling interest		8,147	6,178	5,281	1,330

Net loss		$(302,891)	$(34,334)	$(69,800)	$(30,665)

Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at December 31, 2007 and December 31, 2006

	Note	2007	2006
Assets
Current assets:
Cash and cash equivalents		$41,754	$47,423
Accounts receivable	3	264,931	247,670
Inventories	4	295,831	351,538
Prepaid expenses		15,153	19,131
Assets held for sale	5	1,849	—
Income tax recoverable		1,784	—
Current future income taxes	18	39,388	38,885

		660,690	704,647
Property, plant and equipment	6	812,475	873,576
Goodwill		768,430	969,480
Intangible assets	7	377,997	508,968
Other assets	8	20,501	89,334
Long-term future income taxes	18	19,959	18,507

		$2,660,052	$3,164,512

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	9	$17,615	$60,393
Accounts payable and accrued expenses	11	325,123	343,682
Income taxes payable		15,056	26,909
Current future income taxes	18	2,093	1,629
Current portion of long-term debt	10	20,777	32,221

		380,664	464,834
Long-term debt	10	1,852,646	1,923,558
Long-term future income taxes	18	147,541	214,185
Other long-term liabilities	13	38,946	41,081

		2,419,797	2,643,658

Non-controlling interest	12	42,654	36,841

Shareholder's equity:
Share capital	14	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at December 31, 2007 and December 31, 2006
Contributed surplus		6,780	4,987
Deficit		(407,025)	(104,134)
Accumulated other comprehensive income		30,669	15,983

		197,601	484,013

		$2,660,052	$3,164,512

Commitments and contingencies (note 16)
Related party transactions (notes 8 and 23)
Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

(In thousands of U.S. dollars)

For the Years Ended December 31, 2007 and December 31, 2006

						Total Retained earnings (Deficit) and Accumulated Other Comprehensive Income (loss)
					Accumulated Other Comprehensive Income (loss)
	Common Shares
			Contributed Surplus	Retained earnings (Deficit)
	Number	Value					Total
Balance, January 1, 2005	54,796,531	$271,126	$587	$529,611	$115,624	$645,235	$916,948
Shares issued	23,000	469	—	—	—	—	469
Net loss	—	—	—	(30,665)	—	(30,665)	(30,665)
Foreign exchange loss on self-sustaining operations	—	—	—	—	(20,471)	(20,471)	(20,471)

Comprehensive loss							(51,136)
Share based awards	—	—	229	—	—	—	229
Cancellation of Predecessor share based awards	—	—	(816)	—	—	—	(816)

Balance, April 6, 2005	54,819,531	271,595	—	498,946	95,153	594,099	865,694

Balance February 2, 2005	—	—	—	—	—	—	—
Shares issued	113,435,362	567,177	—	—	—	—	567,177
Net loss	—	—	—	(69,800)	—	(69,800)	(69,800)
Foreign exchange loss on self-sustaining operations	—	—	—	—	(7,984)	(7,984)	(7,984)

Comprehensive loss							(77,784)
Share based awards	—	—	2,956	—	—	—	2,956

Balance, December 31, 2005		567,177	2,956	(69,800)	(7,984)	(77,784)	492,349
Net loss	—	—	—	(34,334)	—	(34,334)	(34,334)
Other comprehensive income, net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	23,967	23,967	23,967

Comprehensive loss							(10,367)

Share based awards	—	—	2,031	—	—	—	2,031

Balance, December 31, 2006	113,435,362	567,177	4,987	(104,134)	15,983	(88,151)	484,013
New accounting standard (note 1) net of tax of $3,339	—	—	—		13,315	13,315	13,315

	113,435,362	567,177	4,987	(104,134)	29,298	(74,836)	497,328

Net loss	—	—	—	(302,891)	—	(302,891)	(302,891)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	16,814	16,814	16,814
Change in fair value of cash flow hedges, net of tax of $(4,428)	—	—	—	—	(15,443)	(15,443)	(15,443)

Comprehensive loss							(301,520)

Share based awards	—	—	1,793	—	—	—	1,793

Balance, December 31, 2007	113,435,362	$567,177	$6,780	$(407,025)	$30,669	$(376,356)	$197,601

Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Years Ended December 31, 2007 and 2006;
the Period from February 2, 2005 (date of Incorporation) to December 31, 2005;
and the Predecessor Period from January 1, 2005 to April 6, 2005

	January 1, 2007 - December 31, 2007	January 1, 2006 - December 31, 2006	February 2, 2005 - December 31, 2005	Predecessor January 1, 2005 - April 6, 2005
Cash provided by (used in):
Operating activities:
Net loss	$(302,891)	$(34,334)	$(69,800)	$(30,665)
Items not involving cash:
Depreciation	91,840	88,992	60,338	17,919
Amortization of intangible assets	35,580	35,650	29,915	1,093
Non-cash interest expense	10,607	8,558	16,485	387
Loss on sale of property, plant and equipment	3,351	6,792	2,414	118
Impairment of property, plant and equipment	10,962	16,853	—	—
Impairment of goodwill and intangible assets	303,800	—	—	—
Loss (income) from equity investments	—	—	19	(292)
Share based awards	1,793	2,031	2,956	229
Future income taxes	(67,589)	(28,484)	(29,146)	(13,849)
Pension and post-retirement expense and funding, net	1,496	626	903	190
Unrealized foreign exchange (gain) losses	(7,015)	1,200	—	—
Non-controlling interest	8,147	6,178	5,281	1,330
Change in non-cash operating working capital:
Accounts receivable	(2,262)	(1,158)	3,349	17,978
Inventories	61,272	48,557	50,544	(87)
Income taxes recoverable	(1,784)	—	—	—
Income taxes payable	(14,817)	9,547	11,591	137
Prepaid expenses	4,337	613	816	(10,295)
Accounts payable and accrued expenses	(32,567)	(15,385)	(56,105)	84,822
Equity compensation settlement liability	—	—	(57,742)	57,742

	104,260	146,236	(28,182)	126,757

Financing activities
Change in bank indebtedness	(43,651)	(65,413)	102,045	18
Proceeds from issuance of common shares	—	—	567,177	469
Proceeds from issuance of long-term debt	—	12,170	1,952,500	—
Repayment of long-term debt	(21,983)	(37,031)	(449,066)	(145,454)
Change in other long-term liabilities	—	(3,868)	—	—
Deferred financing fees	—	(18,325)	(78,000)	—

	(65,634)	(112,467)	2,094,656	(144,967)

Investing activities
Proceeds from sale of property, plant and equipment	8,643	20,541	9,197	403
Additions to property, plant and equipment	(42,800)	(49,569)	(69,808)	(12,401)
Acquisitions	(8,473)	—	(1,931,877)	—
Distributions to non-controlling interests	(3,843)	(4,096)	(22,275)	—
Other investing activities	(2,932)	(6,398)	(5,095)	(1,617)

	(49,405)	(39,522)	(2,019,858)	(13,615)

Net foreign currency translation adjustment	5,110	5,717	843	(6,648)

Decrease in cash and cash equivalents	(5,669)	(36)	47,459	(38,473)
Cash and cash equivalents, beginning of period	47,423	47,459	—	86,488

Cash and cash equivalents, end of period	$41,754	$47,423	$47,459	$48,015

Basis of presentation (note 1)
Supplemental cash flow information (note 19)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        These consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These consolidated financial statements include the accounts of Masonite International Inc. (the "Company" or "Masonite") as at and for the years ended December 31, 2007 and 2006, formerly Stile Consolidated Corp., ("Masonite", "Successor" or the "Company") for the year ended December 31, 2006 ("2006"), and the period from February 2, 2005 (date of Incorporation) to December 31, 2005 (the "2005 Successor Period"). The consolidated statements of operations and cash flows show the results of the Masonite International Corporation (the "Predecessor") for the period from January 1, 2005 to April 6, 2006 (the "2005 Predecessor Period").

        The financial statements include the operations of Masonite (a company incorporated under the Canada Business Corporations Act) for the years ended December 31, 2007 and December 31, 2006 and for the period from the date of incorporation of February 2, 2005 to December 31, 2005. Stile Consolidated Corp. changed its name to Masonite International Inc. in the 2005 Successor Period. The only operations of Masonite for the period from February 2, 2005 to April 6, 2005 consisted of a realized exchange loss of $5,314 to hedge the Canadian dollars required to complete the acquisition of the Predecessor as described in note 2. This realized loss, as well as the post acquisition operations from acquiring the Predecessor, are reflected in the consolidated statement of operations in the 2005 Successor Period.

        The Company's fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31. In a 52-week year, each fiscal quarter consists of 13 weeks. The years ended December 31, 2007 and 2006 consist of 52 weeks. For presentation purposes, the financial statements and notes refer to December 31 as the Company's year-end.

        The significant accounting principles adopted by Masonite are described below. These accounting policies are consistent with those followed by the Predecessor during the relevant periods presented unless otherwise stated. The consolidated financial statements presented for the 2005 Predecessor Period Year-End are not comparable in all respects to the consolidated financial statements of 2007, 2006 or the 2005 Successor Period as a result of the transaction described in note 2.

(a)   Principles of consolidation:

        These consolidated financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures. Intercompany accounts and transactions have been eliminated on consolidation. The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method. Joint ventures are proportionately consolidated from the date of formation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Generally accepted accounting principles:

        The Company has adopted Handbook sections 1100, "Generally Accepted Accounting Principles", and 1400, "General Standards of Financial Statement Presentation" issued by the Canadian Institute of Chartered Accountants ("CICA"). These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP.

(c)   Translation of consolidated financial statements into United States ("U.S.") dollars:

        These consolidated financial statements are expressed in U.S. dollars. The U.S. dollar is the functional currency of the Company. The accounts of certain self-sustaining foreign operations of the Company are maintained in functional currencies other than the U.S. dollar. Assets and liabilities have been translated into U.S. dollars at the exchange rates prevailing at the end of the period and results of operations at the average exchange rates for the period. Unrealized exchange gains and losses arising on the translation of the financial statements of the Company's non-U.S. dollar functional currency operations are accumulated in the cumulative translation adjustments account in accumulated other comprehensive income.

        Other exchange gains and losses are included in net loss for the year.

(d)   Cash and cash equivalents:

        Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

(e)   Accounts receivable:

        Transfers of receivables are accounted for as sales when the Company is considered to have surrendered control over the transferred accounts receivables and receives proceeds, other than a beneficial interest, in the assets sold. This is considered to have occurred when the transferred receivables have been put presumptively beyond the reach of the Company and its creditors after the sale, there are no constraints put on the transferee of taking advantage of its right to pledge or exchange the assets received, and the Company no longer maintains effective control over the transferred receivables. In recording a sale, the receivables are removed from the consolidated balance sheet and charges incurred on the sale are recognized immediately in selling, general and administration expense on the consolidated statement of operations based on the carrying amount of the receivables transferred.

        Under the sale of the receivables facility, as described in note 3, the Company acts as the servicer of the receivables and is permitted to sell, on an ongoing basis, additional eligible accounts receivable on an agreed upon timetable. Although the Company remains responsible for servicing the accounts receivable, it does not receive additional compensation for servicing them. The Company's servicing obligations are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company does not have a retained interest in the receivables sold, and records the sale of the receivables at the face value less the charge incurred. The Company does not record any gain or loss on the sale of receivables under these facilities. The balances sold represent the entire balance of accounts receivable from two selected customers.

(f)    Inventories:

        Raw materials are valued at the lower of cost or market value, where market value is determined using replacement cost. Finished goods are valued at the lower of cost (comprised of materials and conversion costs) or net realizable value. Cost is determined on a first-in, first-out basis. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience.

(g)   Property, plant and equipment:

        Property, plant and equipment are stated at cost. Depreciation is provided on the carrying values of buildings and machinery and equipment by the straight-line method based on the estimated useful lives as follows:

Buildings	20 - 40 years
Machinery and equipment
Tooling	12 years
Machinery and equipment	5 - 12 years
Molds and dies	20 - 25 years
Fixtures and fittings	10 - 12 years
Distribution and delivery equipment	5 years
Office and data processing equipment	3 - 10 years

        Improvements and major maintenance that extend the life of an asset are capitalized; other repairs and maintenance are expensed. When assets are retired or otherwise disposed of, their carrying values and accumulated depreciation are removed from the accounts.

        Property, plant and equipment is tested for impairment when events or changes in circumstances indicate that the carrying value of property, plant and equipment may exceed the sum of the undiscounted cash flows expected from their use and disposal. An impairment loss is recognized when the carrying amount of an asset being tested for recoverability exceeds the sum of the undiscounted cash flows expected from its use and disposal. Impairments are measured as the amount by which the carrying amount of the asset exceeds its fair value, as determined using a discounted cash flow approach. For the year ended December 31, 2007, the Company recorded impairment charges of $10,962 (2006—$16,853; 2005 Successor Period—$nil; 2005 Predecessor Period—$nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Goodwill:

        The Company uses the purchase method of accounting for all business combinations. The Company evaluates all business combinations for intangible assets that should be recognized and reported apart from goodwill.

        Goodwill is not amortized but instead is tested for impairment annually on December 31, or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill. The Company has completed its annual impairment test for its reporting units, and determined that there was impairment in the goodwill in the North American segment in the amount of $208,400. This impairment was primarily the result of continuing weakness in the North American housing market.

(i)    Intangible assets:

        Intangible assets with finite lives include customer relationships, non-compete agreements, order backlogs and patents. Intangible assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Customer relationships	Over expected relationship period, not exceeding 15 years
Non-compete agreements	Over life of non-compete agreement
Order backlogs	Over expected completion period
Patents	Over expected useful life, not exceeding 17 years

        Amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may be greater than the fair value. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Fair value is measured using discounted cash flows when quoted market prices are not available. As a result of impairment tests conducted at December 31, 2007, it was determined that there was impairment in the North American customer relationship intangible in the amount of $65,400.

        Indefinite life intangibles are tested for impairment annually on December 31, or more frequently if events or circumstances indicate the carrying value exceeds the fair value. As a result of the impairment test conducted at December 31, 2007 it was determined there was impairment in the tradename intangible in the amount of $30,000.

(j)    Other assets:

        Other assets includes long-term receivable and a receivable from the Company's parent. As of December 31, 2006, other assets included deferred financing costs which are amortized over the term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the related long-term debt using the effective interest rate method. On January 1, 2007 the Company adopted Canadian Institute of Charted Accountants ("CICA") Handbook section 3855, "Financial Instruments—Recognition and Measurement" ("CICA 3855"), which resulted in the reclassification of $71,282 of unamortized financing costs to long-term debt.

(k)   Future income taxes:

        The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded to reduce future tax assets to an amount that is anticipated to be realized on a more likely than not basis.

(l)    Employee future benefits:

        The Company maintains defined benefit pension plans and other postretirement benefits covering certain employees. Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management's best estimates of the pension plans' expected investment yields, wage and salary escalation, expected health care costs, mortality of members, terminations and the ages at which members will retire. Changes in these assumptions could impact future pension expense. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service lives of the members. The average remaining service life of the members is 14 years (2006—15 years; 2005—14 years) for the U.S. defined benefit pension plan, 12 years (2006—12 years; 2005—6 years) for medical benefits and 13 years (2006—13 years; 2005—13 years) for life insurance benefits under the other U.S. employee postretirement benefits plan. For the United Kingdom defined benefit plan, the average remaining service life of the members is 12 years (2006—15 years; 2005—15 years).

        Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

        When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs.

        The Company is responsible for continuing to provide health care and life insurance benefits for certain retired employees. The amount of the accumulated postretirement benefits obligation has been actuarially determined and benefit costs are charged against the obligation as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)  Restructuring and severance benefits:

        All salary related contractual severance benefits are accrued and expensed when the benefit is probable and reasonably estimable, which is generally when the decision to terminate the employee is made by management of sufficient authority. A liability and expense is charged for contractual termination benefits based on their fair value when it is probable that employees will be entitled to the benefits, and the amount can be reasonably estimated. This occurs when management approves and commits the Company to the obligation, management's termination plan specifically identifies all significant actions to be taken, actions required to fulfill management's plan are expected to begin as soon as possible, and significant changes to the plan are not likely.

        All salary related non-contractual benefits are accrued and expensed at fair value at the communication date that the employees being severed are given formal notice of termination.

        In addition to salary related costs, the Company incurs other restructuring costs when facilities are closed or capacity is realigned within the organization. A liability and expense is charged for contractual exit activities when the Company terminates the contract within the provisions of the agreement, generally by way of written notice to the counterparty. For non-contractual exit activities, a liability and expense are measured at fair value in the period in which the liability is incurred.

        Restructuring related costs are charged to other expense whereas non-restructuring related severance benefits are charged to selling, general and administration expenses.

(n)   Asset retirement obligations:

        Asset Retirement Obligations ("ARO") are measured initially at fair value in the period in which they are incurred. Upon initial recognition of a liability for an ARO, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an ARO, the carrying amount of the obligation is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset.

(o)   Use of estimates:

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the collectibility of accounts receivable, the net realizable value of inventories, the determination of obligations under employee future benefit plans, the determination of stock based awards, the valuation of acquired assets and liabilities, the determination of fair value of financial instruments, the fair value of goodwill, intangible assets, the useful lives of long-lived assets, as well as the determination of impairment thereon and the recoverability of future income tax assets. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)   Financial instruments:

        The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  (i)
  Fair values:

  The carrying values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued expenses and other long-term liabilities approximate fair values because of the near-term nature of these instruments.

  The carrying values of long-term debt are determined based on the principal balance outstanding less unamortized deferred financing costs. The fair value of the instruments is determined based on the quoted market prices for these instruments.

  Other financial instruments held or issued by the Company include long-term receivables. The Company does not have plans to sell these financial instruments to third parties and will realize or settle them in the ordinary course of business. No quoted market prices exist for these instruments because they are not traded in an active and liquid market. The fair value of interest rate swaps is based on valuation models prepared by financial institutions and represents the estimated amounts the Company would pay or receive to terminate the contracts.

  The fair value of the forward foreign currency contracts are estimated using period end market rates, and reflect the amount that the Company would receive or pay if the contracts were closed out at these dates.

  The carrying values and fair values of financial instruments, where there are differences, are disclosed in note 24.

  (ii)
  Credit risk:

  Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.

  The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers and the availability of credit insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

  In determining the amount of the allowance, factors including, but not limited to, the following are considered: the aging of the receivables, customer and industry concentrations, current business environment, credit insurance available and historical experience.

  Credit risk exists in the Company's interest rate swap agreement in the event of non-performance by the counterparty. However, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

  (iii)
  Financial instruments:

  The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company's policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company's long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company's purchases of materials and sale of goods in foreign currencies.

  The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company assesses all hedging relationships to determine whether the criteria for hedge accounting are met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. Effectiveness is assessed on an ongoing basis throughout the term of the hedge in order to determine if hedge accounting remains appropriate.

  Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. The forward premium or discount on forward currency exchange contracts is amortized over the term of the forward contract. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At period end, the unrealized gain or loss associated with these financial instruments is reflected in the consolidated financial statements through other comprehensive income. As gains or losses are realized, they are removed from accumulated other comprehensive income and recognized in net income. In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

  and amortized over the original contractual life of the hedging item. Gains or losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transaction is no longer expected.

  The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. Note 16 outlines the outstanding foreign exchange forward contracts at period end.

(p)   Financial Instrument Standards:

        On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, "Comprehensive Income" ("CICA 1530"); Section 3855, "Financial Instruments—Recognition and Measurement" ("CICA 3855"); Section 3861, "Financial Instruments—Disclosure and Presentation" ("CICA 3861"); Section 3865, "Hedges" ("CICA 3865"); and Section 3251, "Equity" ("CICA 3251"). These sections became effective on January 1, 2007, and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. These standards were adopted retroactively without restating prior periods, except for the presentation of translation gains or losses on self-sustaining operations.

        CICA 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income is defined by revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with the generally accepted accounting principles. As a result of adopting CICA 1530 as of January 1, 2007, the Company reclassified the balance in the cumulative translation adjustment presented on the consolidated balance sheet of $15,983 at December 31, 2006 to accumulated other comprehensive income, which is presented as a new category of shareholder's equity on the consolidated balance sheet.

        CICA 3855 requires that all financial assets be classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale categories. Also, all financial liabilities must be classified as held for trading or other financial liabilities upon initial recognition. All financial instruments, other than those that are held-to-maturity, are recorded on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest rate method. The effective interest related to financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income as a component of interest expense for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all of the cumulative gain or loss is then recognized in net income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

as a component of interest expense. In addition, it is the Company's policy that transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instrument, and amortized using the effective interest method as a component of interest expense. As a result of adopting CICA 3855 at January 1, 2007, the Company reclassified $71,282 of unamortized financing costs, which were previously recorded in other assets, to long-term debt.

        As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held for trading, accounts receivable as loans and receivables and accounts payable and accrued liabilities, bank indebtedness and long term debt as other financial liabilities.

        CICA 3865 replaces Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The Company's derivative financial instruments, which consist of interest rate swap agreements that have been designated as cash flow hedges, have been reported at fair value as a result of the implementation of CICA 3855 and 3865. The unrealized gains and losses that arise as a result of re-measuring the swap agreements at their fair value at the end of each period are recognized, net of income taxes, in other comprehensive income in the period. As a result of adopting CICA 3855 and 3865 at January 1, 2007, the Company recognized an asset of $13,315, net of taxes of $3,339 related to its interest rate swap in accumulated other comprehensive income. For the period ended December 31, 2007, the interest rate swaps designated as cash flow hedges were determined to be effective.

        An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company recognizes embedded derivatives on its consolidated balance sheet, if applicable. As a result of adopting CICA 3855, the Company conducted a search for embedded derivatives in all contractual agreements dated subsequent to January 1, 2003 and did not identify any embedded features that required separate presentation from the related host contract.

        The following table shows the impact on the December 31, 2006 balances of adopting CICA 1530, 3855, 3865 and 3251 on January 1, 2007:

	Balance— December 31, 2006	Adoption of Financial Instruments	Balance— January 1, 2007
Other assets	$89,334	$(54,628)	$34,706
Long-term debt	1,955,779	(71,282)	1,884,497
Long-term future income taxes	214,185	3,339	217,524
Cumulative translation adjustment	15,983	(15,983)	—
Accumulated other comprehensive income	—	29,298	29,298

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)   Stock-based awards:

        The Company has a stock-based awards plan, which is described in further detail in note 14.

        The Company applies the fair value method of accounting using the Black-Scholes option pricing model to determine the compensation expense which is recorded in selling, general and administration expenses.

(r)   Revenue recognition:

        Revenue from the sale of products is recognized when supported by an agreement with the customer in the form of a sales order, when collectibility is reasonably assured, and when the risks and benefits of ownership have been transferred to the customer. Revenue recognition occurs when title of ownership transfers to the customer.

        Volume rebates to customers are considered as a reduction of the sales price of the Company's products. Accordingly, revenue is reported net of such rebates.

(s)   Vendor rebates:

        The Company accounts for cash consideration received from a vendor as a reduction of cost of sales and inventory, on the statement of operations and balance sheet respectively. The cash consideration received represents agreed upon vendor rebates that are earned in the normal course of operations.

(t)    Non-Monetary Transactions:

        The Company measures all non-monetary transactions at fair value unless:

  a)
  the transaction lacks commercial substance;

  b)
  is an exchange of product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business;

  c)
  neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable;

  d)
  or the transaction is a non-monetary non-reciprocal transfer to owners.

        A transaction is considered to have commercial substance if it causes an identifiable and measurable change in the economic circumstances of an entity.

(u)   Recently Issued Accounting Standards:

Accounting Changes

        On January 1, 2007, the Company adopted revisions to the CICA 1506, "Accounting Changes". The revised standard sets forth expanded disclosures for changes in accounting policies, accounting estimates, and accounting errors. The standard requires that accounting changes be applied retrospectively unless otherwise permitted or where it is deemed impractical. The standard also requires

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

that the Company disclose new primary sources of GAAP that have been issued, but are not adopted because they are not currently effective.

Inventories

        In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. It provides more guidance on the measurement and disclosure requirements for inventories. For example, it requires that fixed and variable production overheads be systematically allocated to the carrying amount of inventory.

Going Concern

        In June 2007, CICA 1400, "General Standards of Financial Statement Presentation" was amended to include guidance on an entity's ability to continue as a going concern. The revised standards are effective for all fiscal periods commencing on or after January 1, 2008. The revised standard explicitly requires management to assess and disclose the entity's ability to continue as a going concern.

Financial Instruments

        In December 2006, the CICA issued Section 3862, "Financial Instruments—Disclosures"; Section 3863, "Financial Instruments—Presentation"; and Section 1535, "Capital Disclosures". All three Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. Section 3862 on financial instruments disclosures, requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

Goodwill and intangible assets

        In February 2008, the CICA issued Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

NOTE 2: ACQUISITIONS

        In the third quarter of 2007, the Company paid $3,264 for the remaining 20% of a subsidiary in Eastern Europe. The excess of the purchase price over the fair value of the net assets acquired of $1,993 was allocated to goodwill. During the year, the Company also made payments of $5,209 due on prior acquisitions and recognized additional goodwill of $2,381.

        There were no acquisitions completed during the period from January 1, 2006 to December 31, 2006.

        For the years ended December 31, 2007 and 2006, the changes in the carrying amount of goodwill were as follows:

2007	North America	Europe and Other	Total
Goodwill, December 31, 2006	$915,790	$53,690	$969,480
Impairments	(208,400)	—	(208,400)
Acquisitions		4,374	4,374
Translation adjustment		2,976	2,976

Goodwill, December 31, 2007	$707,390	$61,040	$768,430

2006	North America	Europe and Other	Total
Goodwill, December 31, 2005	$920,110	$48,657	$968,767
Acquisition-related future taxes	(4,320)	—	(4,320)
Translation adjustment	—	5,033	5,033

Goodwill, December 31, 2006	$915,790	$53,690	$969,480

        On April 6, 2005, pursuant to a combination agreement (the "Transaction"), Stile Acquisition Corp. ("Stile"), a wholly owned subsidiary of the Successor and an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), acquired all of the outstanding common shares of the Predecessor. Immediately thereafter, Stile U.S. Acquisition Corp. ("Stile U.S."), a wholly-owned subsidiary of Successor, purchased the shares of Masonite Holdings Inc., the holding company of the U.S. operations of the Predecessor, from Stile for its fair value of $1,100,000.

        Subsequent to these transactions, Stile U.S. amalgamated with Masonite Holdings Inc. ("Masonite Holdings") and changed its name to Masonite Corporation (formerly known as Masonite U.S. Corporation), and Stile amalgamated with the Predecessor and changed its name to Masonite International Corporation. Finally, the Successor changed its name from Stile Consolidated Inc. to Masonite International Inc.

        The Company accounted for the acquisition as a business combination using the purchase method. All consideration was paid in cash. The following table summarizes the fair value of the assets acquired

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 2: ACQUISITIONS (Continued)

and liabilities assumed at the date of acquisition, as well as the assets acquired and liabilities assumed of all other acquisitions in the Successor Period (the table does not include acquisitions of minority positions in subsidiaries that were already consolidated):

December 31, 2005	Acquisition of Predecessor	Acquisitions Since April 6, 2005	Total
Current assets, excluding cash acquired of $49,445	$725,637	$25,898	$751,535
Property, plant and equipment	934,590	17,521	952,111
Goodwill	949,892	9,400	959,292
Customer relationships	300,000	6,134	306,134
Order backlogs	4,000	—	4,000
Patents	85,000	1,232	86,232
Trademarks	165,000	—	165,000
Other assets	18,368	71	18,439
Long-term future income taxes	26,220	—	26,220
Current liabilities assumed	(486,783)	(20,756)	(507,539)
Debt assumed	(491,470)	(9,555)	(501,025)
Other long-term liabilities	(27,799)	(757)	(28,556)
Long-term future income taxes	(264,265)	—	(264,265)

	1,938,390	29,188	1,967,578
Non-controlling interest	(68,922)	(761)	(69,683)
Cost of original equity investment	—	(3,507)	(3,507)

	$1,869,498	$24,920	$1,894,388

Consideration:
Cash	$1,869,468	$21,420	$1,890,888
Note payable	—	3,500	3,500

	$1,869,468	$24,920	$1,894,388

        In the 2005 Successor Period, the Company paid cash of $21,420 (net of $1,430 in cash acquired) for the acquisition of businesses, excluding acquisitions of minority positions in subsidiaries that were already consolidated. In May 2005, the Company purchased the remaining ownership of less than wholly owned investments located in Israel and Turkey for cash consideration of $8,409. In July 2005, the Company entered into a joint venture in Malaysia with a cash contribution of $2,827. Also, in October 2005, the Company acquired an 80% interest in a manufacturing enterprise located in Hungary for total consideration of $8,514. The Company paid cash consideration of $5,014 in 2005, and the balance of the consideration in 2007. In December 2005, the Company completed the acquisition of a manufacturing facility in the United States for cash consideration of $6,600.

        The Company also acquired the remaining ownership of less than wholly owned subsidiaries in the Successor Period for total consideration of $45,315. These acquisitions included purchasing the remaining interest in a manufacturing facility with operations in Canada and the United States for cash consideration of $36,369 in May 2005, and the purchase of the remaining ownership of a manufacturing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 2: ACQUISITIONS (Continued)

enterprise with operations in Canada for total consideration of $8,946 in October 2005. The total consideration included cash of $4,620 and a note payable of $4,326 payable over a three year period from the closing date. Total goodwill recorded in connection with these transactions was $8,328.

NOTE 3: ACCOUNTS RECEIVABLE

        The Company has an agreement (the "Facilities Agreement") to sell up to $135,000 of non-interest bearing trade accounts receivable. The charges incurred under the Facilities Agreement are calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% at December 31, 2007 (2006—1.25%). Information regarding balances sold and charges incurred, which are included in selling, general and administration expenses, on the Facilities Agreement, is included in the table below.

        The Company also had an additional agreement (the "Acquired Facilities Agreement") to sell receivables of a specific customer. The charges incurred under the Acquired Facilities Agreement were calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.75%. In March of 2007, further sales under the Acquired Facilities Agreement were terminated and were transitioned to the Facilities Agreement. Information regarding the balances sold and charges incurred, which are included in selling, general and administration expenses, on the Acquired Facilities Agreement is included in the following table:

	2007	2006
Receivables sold at period end:
Facilities Agreement	$52,150	$88,063
Acquired Facilities Agreement	—	24,841

	$52,150	$112,904

	2007	2006	2005 Successor Period	2005 Predecessor Period
Charges incurred in the period
Facilities Agreement	$5,021	$6,104	$4,058	$945
Acquired Facilities Agreement	280	1,828	1,238	273

	$5,301	$7,932	$5,296	$1,218

NOTE 4: INVENTORIES

	2007	2006
Raw materials	$185,146	$222,364
Finished goods	110,685	129,174

	$295,831	$351,538

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 4: INVENTORIES (Continued)

        In 2006, the Company recorded a provision of $9,000 in cost of sales in the consolidated statement of operations related to finished goods and raw materials inventory at various facilities within the organization. The Company performed an analysis of expected demand primarily related to discontinued product lines and it was determined that an adjustment was necessary to present these inventories at the lower of cost or market value.

NOTE 5: ASSETS HELD FOR SALE

        Due to the closure of a manufacturing facility in the U.S., land and buildings have been held for sale, and as a result, the carrying value of $1,849 has been reclassified from property, plant and equipment to assets held for sale. The carrying value of the assets held for sale are included in the North American segment and are expected to be sold during 2008.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

2007	Cost	Accumulated Depreciation	Net Book Value
Land	$44,294	$—	$44,294
Buildings	215,947	31,875	184,072
Machinery and equipment	820,109	236,000	584,109

	$1,080,350	$267,875	$812,475

2006	Cost	Accumulated Depreciation	Net Book Value
Land	$48,901	$—	$48,901
Buildings	216,692	17,461	199,231
Machinery and equipment	771,523	146,079	625,444

	$1,037,116	$163,540	$873,576

        Total depreciation expense charged to the consolidated statement of operations related to property, plant and equipment in the year ended December 31, 2007 was $91,840 (2006—$88,992; 2005 Successor Period—$59,695; 2005 Predecessor Period—$17,919).

        During 2007, the Company recorded impairment charges of $10,962 (2006—$16,853; 2005 Successor Period—$nil; 2005 Predecessor Period—$nil) to reduce the carrying value of fixed assets to their net realizable value, as a result of the expected discounted cash flows from these assets being less than their carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 7: INTANGIBLE ASSETS

2007	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$247,954	$71,947	$176,007
Order backlogs	4,105	4,105	—
Patents	92,023	25,033	66,990

	344,082	101,085	242,997
Indefinite life intangible assets
Trademarks and tradenames	135,000	—	135,000

	$479,082	$101,085	$377,997

2006	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$313,354	$45,561	$267,793
Order backlogs	4,105	4,105	—
Patents	92,023	15,848	76,175

	409,482	65,514	343,968
Indefinite life intangible assets
Trademarks and tradenames	165,000	—	165,000

	$574,482	$65,514	$508,968

        Impairment recorded in the consolidated statement of operations was $95,400 (2006—$nil; 2005 Successor Period—$nil; 2005 Predecessor Period—$nil). $30,000 of this amount was related to tradenames and $65,400 was related to customer relationship intangibles.

        For the years ended December 31, 2007 and 2006, the changes in the carrying amount of intangible assets were as follows:

2007	Customer Relationships	Order Backlogs	Patents	Trademarks	Total
Net book value, December 31, 2006	$267,793	$—	$76,175	$165,000	$508,968
Impairment	(65,400)	—	—	(30,000)	(95,400)
Amortization	(26,389)	—	(9,184)	—	(35,571)

Net book value, December 31, 2007	$176,004	$—	$66,990	$135,000	$377,997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 7: INTANGIBLE ASSETS (Continued)

2006	Customer Relationships	Order Backlogs	Patents	Trademarks	Total
Net book value, December 31, 2005	$294,188	$—	$85,430	$165,000	$544,618
Amortization	(26,395)	—	(9,255)	—	(35,650)

Net book value, December 31, 2006	$267,793	$—	$76,175	$165,000	$508,968

        The weighted average amortization period at December 31, 2007 for intangible assets was approximately 9 years (2006—10 years). The estimated amortization for existing intangible assets over the next five years ending December 31 is as follows:

2008	$30,142
2009	30,142
2010	30,142
2011	30,142
2012	30,142

$150,710

        Total amortization expense charged to the consolidated statement of operations related to intangible assets in the year ended December 31, 2007 was $35,568 (2006—$35,650; 2005 Successor Period—$29,915; 2005 Predecessor Period—$1,093).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 8: OTHER ASSETS

	2007	2006
Deferred financing fees, less accumulated amortization of $nil (2006—$25,043)	$—	$71,282
Receivable from parent	18,408	13,408
Long-term receivables and other	2,093	4,644

	$20,501	$89,334

        At April 6, 2005, the deferred financing fees include costs of $78,000 related to financing fees on the Company's term loan and senior subordinated bridge loan. In 2006, additional deferred financing fees of $17,325, plus $1,000 in professional fees, were capitalized as part of the conversion of the senior term loan into senior subordinated notes, in accordance with the terms of the indenture of the senior term loan (see note 10). As of January 1, 2007, as a result of adopting a new CICA Handbook section, this amount was reclassified to long-term debt.

        Included in long-term receivables and other at December 31, 2007 is $1,690 (2006—$3,894) in receivables due over the next five years pursuant to a royalty agreement. The $18,408 (2006—$13,408) due from Masonite Holding Corporation ("Holdings"), the Company's parent, represents share purchase and redemption transactions of the Parent's shares that were funded by a subsidiary of the Company. The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 9: BANK INDEBTEDNESS

	2007	2006
Revolving credit facility	$—	$43,000
Other borrowings and overdrafts	17,615	17,393

	$17,615	$60,393

        The Company has a $350,000 revolving credit facility as part of its banking arrangements. Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite's assets. As of December 31, 2007, the revolving credit facility interest rate was LIBOR plus 2.50% (2006—LIBOR plus 2.50%).

        The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

        Interest on the revolving credit facility for the year ended December 31, 2007 was $3,137 (2006—$8,696; 2005 Successor Period—$4,981). Interest on the Predecessor revolving credit facility in the Predecessor Period was $174.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 9: BANK INDEBTEDNESS (Continued)

        Certain of Masonite's subsidiaries also have bank loans and bank overdraft agreements with local lenders. These facilities are secured by fixed and floating charges over the assets of the respective subsidiaries and are non-recourse to Masonite. The maximum credit available to these subsidiaries at December 31, 2007 was $32,694 (2006—$14,081) and bear interest at rates between of 4.5% to 22.6%.

NOTE 10: LONG-TERM DEBT

	2007	2006
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $29,199 (2006—$nil)	$1,116,426	$1,154,438
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $31,841 (2006—$nil)	738,015	747,231
Senior Subordinated Term Loan, bearing interest at 11%, due October 6, 2015	—	22,625
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	2,100	10,700
Bank term loan bearing interest at LIBOR plus 0.50% (2006—0.49%) due January 17, 2009	7,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2006—0.49%) due January 4, 2008	5,000	7,500
Other loans, at various interest dates and maturities	4,382	5,785

	1,873,423	1,955,779
Less current portion	20,777	32,221

	$1,852,646	$1,923,558

        The aggregate amount of principal repayments in the twelve month periods ending December 31 in each of the next five years and thereafter is as follows:

2008	$20,777
2009	20,762
2010	12,688
2011	11,750
2012	11,750
Thereafter	1,856,736

$1,934,463

        The Company's senior secured credit facilities include an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year. This facility requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement ("Adjusted EBITDA"), and a maximum leverage ratio, which is defined generally as total

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 10: LONG-TERM DEBT (Continued)

indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA. The fair market value of the term loan obligation as represented by its December 31, 2007 trading value is estimated to be $1,001,971. The prevailing 3-month LIBOR rate at year end was 4.70%.

        At December 31, 2007, the Company was required to have met a minimum interest coverage ratio of 1.65 times Adjusted EBITDA, and a maximum leverage ratio of 7.0 times Adjusted EBITDA. In addition, the senior secured credit facilities limit, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements. This facility also contains certain customary events of default, subject to grace periods, as appropriate. The senior secured credit facilities are secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the credit agreement. At December 31, 2007 and 2006, the Company was in compliance with both of these ratios. Given current economic conditions there is a possibility that the Company may not remain in full compliance with its debt covenants through 2008. In the event of this occurrence, the Company intends to take such actions available to it in respect thereof as it determines to be appropriate at such time, but there can no assurance that any such actions will be successful.

        Also on April 6, 2005, the Company entered into a senior subordinated bridge loan agreement for a $770,000 senior subordinated loan. On October 6, 2006, the $770,000 senior subordinated bridge loan automatically converted into a $770,000 senior subordinated term loan, bearing interest at 11%. Upon notice of conversion by the holders of the senior subordinated term loan, all of the senior subordinated loan holders elected to convert their holdings into senior subordinated notes due 2015, which bear interest at 11% and were subject to registration rights. On June 18, 2007, the Company's Registration Statement was declared effective and the Exchange Offer was consummated. The fair market value of the senior subordinated notes as represented by their December 31, 2007 trading values is $600,488.

        The Company did not consummate a registered exchange offer for the notes by April 4, 2007 and thus pursuant to the Exchange and Registration Rights Agreement relating to the senior subordinated notes due 2015, additional interest began to accrue as of April 5, 2007. Included in interest expense in year ended December 31, 2007 is additional interest of $346 (2006—$nil; 2005 Successor Period—$nil; 2005 Predecessor Period—$nil).

        The Company's weighted average interest rate at December 31, 2007 was 8.2% (2006—8.1%).

        Interest on long-term debt for the year ended December 31, 2007 was $162,596 (2006—$163,250; 2005 Successor Period—$112,593; 2005 Predecessor Period—$10,902).

        On April 26, 2005, Masonite entered into interest rate swap agreements to convert $1,150,000 of floating rate debt into fixed rate debt. These swaps amortize over a five year period and mature in 2010. On April 26, 2006 and 2007, $100,000 and $150,000 of notional principal amortized respectively. At December 31, 2007, a total of $900,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%. On April 26, 2008, 2009 and 2010,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 10: LONG-TERM DEBT (Continued)

$300,000 of notional principal associated with the floating for fixed swap agreements amortizes. As at April 26, 2010, the Company's interest rate swaps will have fully amortized. At December 31, 2007, the fair value of these agreements represented a liability of $3,225 and is included in accrued liabilities (note 11). The income tax benefit associated with the recognition of this loss is $1,089. During 2007, $10,471 of income related to the interest rate swaps was moved from accumulated other comprehensive income to net income as this interest was realized during the year. The floating reference rate is the 3-month LIBOR rate. The interest rate swaps were valued utilizing the forward swap rates as derived from the swap curve as at year end and is sensitive to changes in forward rates. The effective interest rate method was utilized to discount the liability. The swaps are considered to be debt for purposes of our credit agreement. The swaps settle on a quarterly basis. At December 31, 2006, the interest rate swap represented an asset of $18,953 and was not reflected in the consolidated balance sheet pursuant to AcG 13. Pursuant to AcG 13 and CICA 3865, the Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt.

NOTE 11: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2007	2006
Trade payables	$135,049	$153,045
Interest	35,752	35,887
Customer incentives	46,417	40,516
Payroll and related remittances	41,041	42,487
Restructuring liability	14,368	7,783
Interest rate swap	3,225	—
Other	49,271	63,964

	$325,123	$343,682

        The interest rate swap of $3,225 is measured at its fair value, based on a mark-to-market valuation received from the counterparty at period end. Of the $3,225 interest rate swap liability, we expect approximately $250 to be realized in 2008. This will cause the movement of $250 between accumulated other comprehensive income and net income.

NOTE 12: NON-CONTROLLING INTEREST

	2007	2006
Balance, beginning of period	$36,841	$30,668
Share of results	8,147	6,178
Impact of:
Acquisitions	(1,271)	86
Distributions to minority shareholders	(1,065)	(144)
Foreign exchange and other	2	53

Balance, end of period	$42,654	$36,841

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 13: OTHER LONG-TERM LIABILITIES

	2007	2006
U.S. defined benefit plan (Note 15(a))	$13,577	$12,224
Advances from minority interest shareholders	9,425	11,443
United Kingdom defined benefit plan (Note 15(b))	8,488	8,670
Severances payable and restructuring liability	3,302	3,925
Notes payable issued in a business combination	—	1,273
Other post employment benefits	4,154	3,546

	$38,946	$41,081

NOTE 14: SHARE CAPITAL

        Masonite is authorized to issue an unlimited number of common shares.

	2007	2006
Number of common shares outstanding	113,435,362	113,435,362
Share capital	$567,177	$567,177

        Upon the acquisition of the Predecessor (note 2), the Company issued 112,935,362 common shares for aggregate consideration of $564,677. The value of $5.00 per share was assigned to the common shares upon their initial issuance to complete the Transaction. The fair value of $5.00 per share was determined based on the arm's length purchase price of the Predecessor and the number of common shares issued. There are no conversion or redemption features included with these common shares.

        On June 30, 2005, certain executive officers and other members of management subscribed for 500,000 common shares of Holdings' pursuant to the execution of Management Stockholder Agreements for aggregate consideration of $2,500. The 500,000 common shares subscribed for under the Management Stockholder Agreements were in connection with the Transaction, and as a result, were assigned a value of $5.00 per share which was determined to be the fair value consistent with the value determined in the Transaction which had been recently completed. There are no conversion or redemption features included with these common shares.

        Masonite is a wholly owned subsidiary of Holdings. As at December 31, 2007, management owns a 4.7% interest in Holdings (December 31, 2006—5.8%). Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings. Information with respect to Masonite's participation in Holdings' stock option plan is included below.

        Options to acquire shares of Holdings have a ten year term and an exercise price of $5.00 per share. The vesting period of the options varies with the type of option granted. Time based options ("Time Based") vest equally over a five year period with the passage of time, performance based options ("Performance Based") vest based on pre-established performance criteria set for each period in a five year period, and cumulative performance options ("Cumulative Performance") vest only if specific cumulative performance targets are met at the end of a five year period. Also, included as part of the performance based options are cumulative targets. If the cumulative targets at the end of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 14: SHARE CAPITAL (Continued)

subsequent period are met, performance based options in that period, as well as previously unvested options in periods where the performance criteria were not met, become vested.

        Of the 1,225,000 total options granted in 2007 (the "2007 Options"), 612,500 were time based and 612,500 were performance based. Since the grant of the 2007 Options, 19,375 time based and 19,375 performance based options have been cancelled.

        Of the 2,850,000 total options granted in 2006 (the "2006 Options"), 1,275,000 were time based, 1,275,000 were performance based, and 300,000 were options that vested immediately at the grant date. Since the grant of the 2006 Options, 667,500 time based and 667,500 performance based options have been cancelled.

        Of the 24,505,779 options granted in 2005 (the "2005 Options"), 11,745,390 were time based, 11,745,389 were performance based, and 1,015,000 were cumulative performance options. Since the grant of the 2005 Options, 6,870,390 time based, 6,870,389 performance based and 615,000 cumulative performance based options have been cancelled.

2007 December 31, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000	15,757,250	$5.00
Number of options granted	612,500	612,500	—	—	1,225,000	5.00
Number of options exercised	—	—	—	—	—	—
Number of options cancelled	(1,737,500)	(2,393,500)	—	—	(4,131,000)	5.00

Number of options outstanding, end of period	6,075,625	6,075,625	400,000	300,000	12,851,250	$5.00

2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options outstanding, beginning of period	9,114,140	9,114,139	640,000	—	18,868,279	$5.00
Number of options granted	1,275,000	1,275,000	—	300,000	2,850,000	5.00
Number of options exercised	—	—	—	—	—	—
Number of options cancelled	(3,188,515)	(2,532,514)	(240,000)	—	(5,961,029)	5.00

Number of options outstanding, end of period	7,200,625	7,856,625	400,000	300,000	15,757,250	$5.00

        The weighted average fair value at the grant date for time based, performance based, cumulative performance based (where applicable) and immediate vesting options (where applicable) for the 2007 Options, 2006 Options and 2005 Options was $2.36, $2.03 and $1.09, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 14: SHARE CAPITAL (Continued)

        Information regarding the number of options outstanding by type, the average remaining contractual life, and the number of options exercisable is as follows:

	Options Outstanding
			Options Exercisable
2007	Number Outstanding	Average Remaining Contractual Life (years)
			Number Exercisable
Time based	6,075,625	7.64	2,290,250
Performance based	6,075,625	7.64	—
Cumulative performance	400,000	7.27	—
Immediate vesting	300,000	7.85	300,000

	12,851,250		2,590,250

        Although 2,290,250 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

        The Company has recorded stock-based awards expense for awards granted to employees, using the minimum value method for the 2005 Options and the Black-Scholes method for the 2006 Options and 2007 Options, of $1,793 in the year ended December 31, 2007 (2006—$2,031; 2005 Successor Period—$2,956). The determination of total stock-based awards was adjusted for options that have been cancelled and or are not expected to vest. The assumptions used in the determination of the fair value of stock options are as follows:

	2007 Options	2006 Options	2005 Options
Risk-free rate	4.4%	4.7%	4.1%
Expected dividend yield	0%	0%	0%
Expected volatility of the market price of the Company's shares	37%	32%	0%
Expected option life (in years)	7	6	6

NOTE 15: EMPLOYEE FUTURE BENEFITS

(a)   U.S. defined benefit plan:

        The Company has a defined benefit plan covering approximately 2,000 employees in the U.S. Benefits under the plan were largely curtailed in 2003, and are a function of compensation levels, benefit formulas and years of service. The Company accrues the expected costs of providing plan benefits during the periods in which the employees render service. The measurement date used for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

accounting valuation for the defined benefit plan was December 31, 2007. Information about the defined benefit plan is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Pension expense
Current service cost	$1,143	$1,194	$810	$297
Interest cost	4,506	4,307	3,103	907
Expected return on plan assets	(4,641)	(4,531)	(3,387)	(1,158)
Amortization of prior service cost	345	—	—	91

Net pension expense	$1,353	$970	$526	$137

        Information with respect to the assets and liabilities in the U.S. defined benefit plan is as follows:

	2007	2006
Pension asset:
Fair value of plan assets, beginning of period	$67,679	$66,007
Actual return on plan assets	3,715	5,478
Benefits paid	(3,125)	(3,349)
Administrative expenses paid	(464)	(457)

Fair value of plan assets, end of period	$67,805	$67,679

	2007	2006
Pension liability:
Accrued benefit obligation, beginning of period	$78,577	$78,051
Current service cost	1,143	1,194
Interest cost	4,506	4,307
Actuarial gain	(5,370)	(1,169)
Benefits paid	(3,125)	(3,349)
Special termination benefit cost	345	—
Administrative expenses paid	(464)	(457)

Accrued benefit obligation, end of period	$75,612	$78,577

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

        A reconciliation of the net accrued benefit obligation is as follows:

	2007	2006
Reconciliation to net accrued benefit obligation:
Accrued benefit obligation, end of period	$(75,612)	$(78,577)
Fair value of plan assets, end of period	67,805	67,679
Unamortized actuarial (gain) loss	(5,770)	(1,326)

Net accrued benefit obligation, end of period	$(13,577)	$(12,224)

        Pension fund assets are invested primarily in equity and debt securities. Asset allocation between equity and debt securities and cash is adjusted based on the expected life of the plan and the expected retirement age of the plan participants. Information with respect to the amounts and types of securities that are held in the plans assets are as follows:

	2007		2006
Information on Plan Assets	Amount	% of Total Plan	Amount	% of Total Plan
Equity securities	$40,005	59.0%	$33,298	49.2%
Debt securities	27,597	40.7%	34,313	50.7%
Other	203	0.3%	68	0.1%

	$67,805	100.0%	$67,679	100.0%

        Under the Company's investment policy and strategy, plan assets are invested to achieve a fully funded status based on actuarial calculations, maintain a level of liquidity that is sufficient to pay benefit and expense obligations when due, maintain flexibility in determining the future level of contribution and to maximize returns within the limits of risk. The target asset allocation for plan assets in the defined benefit plan is as follows:

Target Asset Allocation
Equity securities	50 - 70%
Debt securities	30 - 50%

        The Company's pension funds are not invested directly in the debt or equity of Masonite, but may have been invested indirectly as a result of inclusion of Masonite in certain market investment funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

        The weighted average actuarial assumptions for the years ended December 31, 2007 and 2006, the 2005 Successor Period and the 2005 Predecessor Period adopted in measuring the Company's accrued benefit obligations and costs were as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Discount rate for:
Accrued benefit obligation	6.40%	5.75%	5.50%	6.00%
Net periodic pension cost	5.75%	5.50%	5.50%	6.00%
Expected long-term rate of return on plan assets	7.00%	7.00%	7.00%	7.00%

        The rate of compensation increase for the accrued benefit obligation and net periodic pension cost for the U.S. defined benefit plan is not applicable, as benefits under the plan are not affected by compensation increases.

(b)   United Kingdom defined benefit plan:

        The Company also has a defined benefit plan in the United Kingdom, which has been curtailed in prior years. The measurement date used for the accounting valuation for the defined benefit plan was December 31, 2007. Information about the defined benefit plan in the United Kingdom is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Pension expense
Interest cost	$1,446	$1,238	$853	$260
Expected return on plan assets	(1,262)	(1,061)	(671)	(258)
Amortization of acturial losses	—	—	—	24

Net pension expense	$184	$177	$182	$26

        Information with respect to the assets and liabilities in the United Kingdom defined benefit plan is as follows:

	2007	2006
Pension asset:
Fair value of plan assets, beginning of period	$19,190	$15,836
Actual return on plan assets	995	1,178
Employer contributions	477	478
Benefits paid	(895)	(475)
Exchange impact	231	2,173

Fair value of plan assets, end of period	$19,998	$19,190

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

	2007	2006
Pension liability:
Accrued benefit obligation, beginning of period	$27,387	$22,407
Interest cost	1,446	1,238
Benefit payments	(895)	(475)
Actuarial (gain) loss	(507)	1,128
Exchange impact	336	3,089

Accrued benefit obligation, end of period	$27,767	$27,387

        A reconciliation of the net accrued benefit obligation is as follows:

	2007	2006
Reconciliation to net accrued benefit obligation:
Accrued benefit obligation, end of period	$(27,767)	$(27,387)
Fair value of plan assets, end of period	19,998	19,190
Unamortized actuarial gain	(719)	(473)

Net pension accrued benefit obligation, end of period	$(8,488)	$(8,670)

        The weighted average actuarial assumptions for the years ended December 31, 2007 and 2006, the 2005 Successor Period and the 2005 Predecessor Period adopted in measuring the Company's accrued benefit obligations and costs were as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Discount rate for:
Accrued benefit obligation	5.85%	5.25%	5.25%	6.00%
Net period pension cost	5.85%	5.25%	5.25%	6.00%
Rate of compensation increase for:
Accrued benefit obligation	n/a %	n/a %	n/a %	2.60%
Net period pension cost	n/a %	n/a %	n/a %	2.60%
Expected long-term rate of return on plan assets	6.50%	6.50%	6.50%	7.50%

        The rate of compensation increase for the accrued benefit obligation and net pension cost for the United Kingdom defined benefit plan is not applicable, as the plan was largely curtailed in 2005, and benefits under the plan are not affected by compensation increases.

        The expected long-term rate of return on plan assets is based on projected rates of return for current and planned asset classes in the plan's investment portfolio. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

effects of active portfolio management and expenses paid from plan assets. Under the Company's investment policy and strategy, plan assets are invested to achieve a fully funded status based on actuarial calculations, maintain a level of liquidity that is sufficient to pay benefit and expense obligations when due, maintain flexibility in determining the future level of contributions and to maximize returns within the limits of risk.

(c)   U.S. post-retirement benefit plan:

        The Company maintains a contributory retiree medical plan and a limited non-contributory life insurance benefit covering approximately 250 employees in the U.S. The plan contains features such as co-insurance, co-pays and deductibles. The plan is unfunded with benefits and contributions subject to change. The measurement date used for the accounting valuation for the post-retirement benefit plan was updated to December 31, 2007. Information about the post-retirement benefit plans is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Post-retirement benefits expense
Current service cost	$98	$101	$111	$33
Interest cost	98	88	$84	$27
Amortization of net settlement gain	(11)	(27)	—	(33)

Post-retirement benefits expense	$185	$162	$195	$27

        A reconciliation of the post-retirement liability is as follows:

	2007	2006
Reconciliation to post-retirement liability:
Accrued benefit obligation, beginning of period	$2,053	$2,021
Current service cost	98	101
Interest cost for the period	98	88
Benefits paid during the period	(187)	(221)
Unamortized actuarial gain	(10)	64

Accrued benefit obligation, end of period	$2,052	$2,053

        The accrued benefit obligation is included in other long-term liabilities on the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

        The impact of a 1% increase and a 1% decrease in health care cost trend rates would be as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
1% increase in health care cost rates:
Accrued benefit obligation, end of period	$1,770	$1,615	$2,219	$1,936
Change in accrued benefit obligation	66	61	198	159
1% decrease in health care cost rates:
Accrued benefit obligation, end of period	$1,648	$1,503	$1,859	$1,646
Change in accrued benefit obligation	(56)	(51)	(162)	(131)

        The weighted average actuarial assumptions for the years ended December 31, 2007 and 2006 adopted in measuring the Company's accrued benefit obligations and costs were as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Discount rate for:
Accrued benefit obligation	6.40%	5.75%	5.50%	6.00%
Net periodic post-retirement cost	5.75%	5.50%	5.50%	6.00%
Health care trend rate for:
Accrued benefit obligation	8.00%	8.00%	5.50%	5.00%
Net periodic post-retirement cost	8.00%	8.00%	5.00%	5.00%
Ultimate year trend rate for:
Accrued benefit obligation	5.00%	5.00%	5.00%	5.00%
Net periodic post-retirement cost	5.00%	5.00%	5.00%	5.00%

        The rate of compensation increase for the accrued benefit obligation and net post-retirement cost for the U.S. post-retirement benefit plan is not applicable, as the plan was largely curtailed in 2003, and benefits under the plan are not affected by compensation increases.

        The ultimate health care trend rate of 5.00% is expected to be achieved in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 15: EMPLOYEE FUTURE BENEFITS (Continued)

        As at December 31, 2007, the estimated future benefit payments and expected contributions for the years ended December 31 are as follows:

	Defined Benefit Plans	Post-retirement Benefits
Estimated Future Benefit Payments:
2008	$3,530	$82
2009	3,839	103
2010	4,104	126
2011	4,468	153
2012	4,849	167
2013 through 2017	28,834	817
Expected Contributions:
2008	$2,255	$82

NOTE 16: COMMITMENTS AND CONTINGENCIES

        Masonite has entered into forward foreign currency contracts to hedge foreign currency risk. As of January 1, 2007 with the adoption of CICA 3855, all outstanding forwards are marked to market and recorded on the balance sheet. At December 31, 2007, unrealized gains totalled $nil (December 31, 2006—$14) and unrealized losses totalled $nil (2006—$56). The Company had no outstanding foreign exchange forward contracts at December 31, 2007.

        For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied. The leases generally contain provisions for 1 to 3 renewal options of 5 years each. Future minimum payments, in the twelve month periods ending December 31, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2008	$23,417
2009	17,437
2010	13,236
2011	9,315
2012	7,588
Thereafter	25,920

$96,913

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 16: COMMITMENTS AND CONTINGENCIES (Continued)

        Total rent expense, including non-cancellable operating leases as well as month-to-month leases, incurred in the year ended December 31, 2007 was $33,868 (2006—$36,905; 2005 Successor Period—$25,573; 2005 Predecessor Period—$7,884).

        Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises. The maximum amount of these indemnifications cannot be reasonably estimated due to their nature. Historically, the Company has not made any significant payments relating to such indemnifications.

        In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

        Operations in the U.S. are subject to regulations enacted by the U.S. Environmental Protection Agency ("EPA") related to Maximum Achievable Control Technology ("MACT"). MACT regulations govern the manner in which the Company measures and controls the emissions from manufacturing facilities into the air. As a result of a June 2007 decision by the U.S. Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. The Company anticipates the cost of complying with the amended rules would require the Company to spend between $20,000 and $30,000 in addition to the $8,700 already spent.

        The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or liquidity.

NOTE 17: OTHER EXPENSE, NET

	2007	2006	2005 Successor Period	2005 Predecessor Period
Restructuring and severance(a)	$27,987	$14,444	$7,513	$1,660
Asset impairment(b)	10,962	16,853	—	—
Loss on disposal of property, plant and equipment(c)	3,351	6,792	2,414	118
Insurance proceeds and other(d)	(6,146)	(370)	—	—
Foreign Exchange (gains) losses(e)	(6,267)	1,270	590	(292)
Transaction Costs(f)	—	—	12,083	7,155
Equity compensation settlement expense(g)	—	—	—	57,742

	$29,887	$38,989	$22,600	$66,383

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 17: OTHER EXPENSE, NET (Continued)

(a)   Restructuring and severance expenses:

        The restructuring and severance expense for the year ended December 31, 2007 relates to closures announced by the Company as a result of a customer transferring significant business to a competitor as well as actions taken by management due to the significant downturn in the U.S. housing market. As a result of this lost business and the significant market downturn, the Company announced the closure of seven manufacturing facilities in the U.S. and significantly curtailed activities at an additional manufacturing facility in the U.S. In addition, the Company closed an interior door manufacturing facility in Canada and reduced the workforce at manufacturing sites in the U.S. and Ireland in the year ended December 31, 2007. The Company also committed to a plan to close additional sites in 2008 and as a result recorded additional restructuring costs in December 2007. Also included are severance benefits for certain former senior executives of the Company.

        The following table details the activity in the accrued restructuring liability for the year ended December 31, 2007:

	Provision December 31, 2006	Provision	Payments	Provision December 31, 2007
Reduction in staff levels 2006	$4,899	$71	$3,922	$1,048
Executive and management compensation	6,679	2,630	6,213	3,096
Facility closures and reductions as a result of lost business	—	16,681	10,820	5,861
Capacity rationalization due to housing market slowdown	—	5,827	444	5,383
Woodbridge, Ontario plant closure	130	—	96	34
Reduction in staff levels 2007	—	3,249	1,001	2,248

	$11,708	$28,458	$22,496	$17,669

        Included in the provision column in the table above is $471 in charges related to the accretion of previously discounted severance liability. The current portion of the accrued restructuring liability of $14,368 is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion of $3,302 recorded in other long-term liabilities. Of the total provision incurred in the year ended December 31, 2007, $25,091 relates to the North America segment, and $3,367 relates to the Europe and Other segment.

        The restructuring and severance expense for the year ended December 31, 2006 relates to the closure of four manufacturing facilities in North America as well as selected headcount reductions that occurred towards the end of September. Two of the closures were announced in the first quarter, while

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 17: OTHER EXPENSE, NET (Continued)

the other two were announced in the second quarter. Also included are severance benefits for certain former senior executives of the Company.

	Provision December 31, 2005	Provision During 2006	Payments During 2006	Provision December 31, 2006
Reduction in staff levels	$—	$8,451	$3,552	$4,899
Executive and management compensation	7,158	3,337	3,816	6,679
Mobile, Alabama plant closure	—	999	999	—
Woodbridge, Ontario plant closure	—	1,497	1,367	130
Corning, California plant closure	—	437	437	—
Dickson, Tennessee plant closure	—	279	279	—

	$7,158	$15,000	$10,450	$11,708

        Included in the provision column in the table above is $556 in charges related to the accretion of previously discounted severance liability. The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.

        Restructuring and severance in the 2005 Successor Period represents severance for former senior executives of the Company. In the 2005 Predecessor Period this Company incurred $1,660 of costs related to facilities closed in 2004.

(b)   Impairment of property, plant and equipment

        As a result of the consolidation of certain facilities and the discontinuation of product lines, the Company tested the related property, plant and equipment for impairment. After determining that the undiscounted cash flows were lower than the carrying value for these fixed assets, the Company used a discounted cash flow approach to determine the impairment charge was required to reduce the carrying value of these fixed assets to their net realizable value.

(c)   Loss on disposal of property, plant and equipment:

        For the year ended December 31, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $8,643. The disposal of these assets resulted in a net loss of $3,351.

        For the year ended December 31, 2006, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $20,541. The disposal of these assets resulted in a net loss of $6,792, which is included in other expense, net.

        In the 2005 Successor Period, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $9,197. The disposal of these assets resulted in a net loss of $2,414, which is included in other expense, net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 17: OTHER EXPENSE, NET (Continued)

        In the 2005 Predecessor Period, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $403. The disposal of these assets resulted in a net loss of $118, which is included in other expense, net.

(d)   Insurance proceeds and other:

        This income includes a gain of $2,688 from an insurance settlement and a one-time gain on the favorable resolution of an environmental liability in the amount of $3,500. In addition, insurance proceeds of $370 are included in the year ended December 31, 2006.

(e)   Foreign exchange (gains) and losses:

        These are costs related to foreign exchange transaction gains and losses on working capital and long-term liabilities denominated in currencies other than the U.S. dollar.

(f)    Transaction costs:

        As part of the Transaction (see note 2), certain legal, accounting and other costs were incurred that were not eligible to be capitalized as part of the purchase price and were expensed. Also included in transaction costs in the 2005 Successor Period is $5,000 of compensation awarded to management in connection with the Transaction. Of this amount $2,500 was issued in the form of shares of Holdings.

(g)   Equity compensation settlement expense:

        As a result of the affirmative shareholder vote on the Transaction, previously unrecognized compensation costs for vested and unvested stock options, as well as previously unrecognized compensation costs for unvested RSUs and DSUs were settled in cash, resulting in a charge to the statement of operations in the 2005 Predecessor Period in the amount of $57,742.

NOTE 18: INCOME TAXES

	2007	2006	2005 Successor Period	2005 Predecessor Period
Current	$(4,640)	$12,828	$12,861	$5,533
Future	(67,589)	(28,484)	(29,146)	(13,849)

	$(72,229)	$(15,656)	$(16,285)	$(8,316)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 18: INCOME TAXES (Continued)

        The effective rates of income taxes provided in the consolidated statements of operations vary from the combined Canadian federal and provincial statutory income tax rates as follows:

	2007		2006		2005 Successor Period		2005 Predecessor Period
	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income tax computed at statutory income tax rate	$(132,477)	36.1%	$(14,948)	34.1%	$(27,069)	33.5%	$(12,613)	33.5%
Reduction in rate of tax due to income earned in foreign jurisdictions	(25,539)	7.0%	(21,948)	50.0%	$(13,971)	17.3%	$(6,367)	16.9%
Goodwill impairment	81,808	(22.3)%	—	—	—	—	—	—
Change in valuation allowance	13,600	(3.7)%	12,948	(29.6)%	14,434	(17.9)%	2,639	(7.0)%
Permanent differences	6,844	(1.9)%	2,595	(5.9)%	1.134	(1.4)%	433	(1.2)%
Unrealized gain on debt	20,543	(5.6)%	(974)	2.2%	9,187	(11.4)%	—	—
Reversal of taxes previously accrued	(11,389)	3.1%	652	(1.5)%	—	—	—	—
Functional currency adjustments	(15,620)	3.7%	—	—	—	—	—	—
Other	(9,999)	4.3%	6,019	(13.6)	—	—	7,592	(20.1)%

	$(72,229)	2.7%	$(15,656)	35.7%	$(16,285)	20.1%	$(8,316)	22.1%

        Future income tax assets arise from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 18: INCOME TAXES (Continued)

deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as presented below:

	2007	2006
Future tax assets:
Non-capital loss carryforwards	$112,702	$85,363
Pension and post-retirement liability	9,415	8,828
Amounts currently not deductible for tax purposes	24,063	21,281
Other	12,959	16,023

	159,139	131,495
Valuation allowance	(50,994)	(37,113)

	108,145	94,382
Future tax liabilities:
Plant and equipment	(96,548)	(112,819)
Intangibles	(74,960)	(127,224)
Unrealized foreign exchange gain	(23,727)	(7,047)
Other	(3,197)	(5,714)

	(198,432)	(252,804)

Net future tax liability	$(90,287)	$(158,422)

        The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $50,994 is required in respect of its future income tax assets as at December 31, 2007 (2006—$37,113). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

        The Company has not recognized a future tax liability for the undistributed earnings of its foreign subsidiaries in the current and prior years as the Company currently does not expect those undistributed earnings to reverse and to become taxable in the foreseeable future. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as sale of the investment or through receipt of dividends. Such liability is not reasonably determinable at the present time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 18: INCOME TAXES (Continued)

        The Canadian and foreign components of (loss) income before taxes and the applicable provision for income taxes are as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
(Loss) income before taxes
Canada	$(57,271)	$(72,548)	$(68,094)	$(40,304)
Foreign	(309,702)	28,736	(12,710)	2,653

	(366,973)	(43,812)	(80,804)	(37,651)
Current income tax (recovery)
Canada	(9,333)	1,653	6,284	8,580
Foreign	4,693	11,175	6,577	(3,047)

	(4,640)	12,828	12,861	5,533
Future income tax (recovery)
Canada	(16,699)	(16,025)	(21,849)	(13,906)
Foreign	(50,890)	(12,459)	(7,297)	57

	(67,589)	(28,484)	(29,146)	(13,849)

Total income tax (recovery)	$(72,229)	$(15,656)	$(16,285)	$(8,316)

        The losses carried forward for tax purposes available to reduce future income taxes amount to $327,663. The Company can utilize these losses against future taxable income as follows:

	Canada	Foreign	Total
2008	$—	$8,871	$8,871
2009	—	2,270	2,270
2010	—	—	—
2011	—	1,773	1,773
2012	5,614	1,317	6,931
2013	—	—	—
2014	12,381	—	12,381
Thereafter	128,131	152,514	280,645
Indefinitely	—	14,792	14,792

	146,126	181,537	327,663
Tax losses for which a tax benefit has been accounted for as a future tax asset	(115,799)	(73,641)	(189,440)

Tax losses for which a valuation allowance has been established	$30,327	$107,896	$138,223

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 19: SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005 Successor Period	2005 Predecessor Period
Transactions involving cash:
Interest paid	$181,181	$182,451	$87,951	$13,219
Interest received	12,963	10,578	1,125	490
Income taxes paid	13,355	12,006	7,484	2,422
Income tax refunds	4,493	4,138	10,676	167
Non-cash transactions: Issuance of shares of Holdings as compensation	—	—	2,500	—
Issuance of notes payable as part of acquisitions	—	—	7,826	—

NOTE 20: VARIABLE INTEREST ENTITIES

        The Company is the primary beneficiary of two variable interest entities ("VIE's") that manufacture semi-finished products for use in the Company's other manufacturing operations. The majority of the semi-finished products produced by the VIE are contractually obligated to be sold to the Company to be used in other manufacturing operations.

        The liabilities of the VIE's consolidated by the Company represent claims against the specific assets of the VIE's, and not additional claims on the Company's general assets. There is no recourse available to the creditors of the VIE against the Company.

        The impact of consolidating these investments as VIE's on the consolidated balance sheet is as follows:

	2007	2006
Current assets	$18,196	$12,228
Property, plant and equipment	83,580	77,722
Goodwill	584	584
Long-term future income taxes	10,719	19,715
Current liabilities	6,751	4,231
Long-term debt	—	10,700
Other long-term liabilities	6,840	6,990
Non-controlling interest	36,180	30,206
Net investment by the Company	(63,308)	(58,122)

NOTE 21: INVESTMENTS IN JOINT VENTURES

        The 50% investment in the door manufacturing facility in Malaysia is accounted for under the proportionate consolidation method, as it represents a jointly controlled enterprise. In addition, a 45%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 21: INVESTMENTS IN JOINT VENTURES (Continued)

investment in a manufacturing facility in the U.S. is also accounted for under the proportionate consolidation method as it represents a jointly controlled operation. The following table summarizes the Company's proportionate share of investments that are included in these consolidated financial statements. Net sales include intercompany sales from the jointly controlled operations to the Company in the amount of $9,431 in the year ended 2007 (2006—$11,035; 2005 Successor Period—$8,191; 2005 Predecessor Period—$2,753. All intercompany transactions have been eliminated on consolidation.

	2007	2006	2005 Successor Period	2005 Predecessor Period
Statement of operations:
Net sales	$15,363	$16,111	$10,963	$3,591
Costs and expenses	14,355	14,545	10,286	3,117
Earnings before income taxes	1,008	1,566	677	474
Net income	565	641	170	1,053
Statement of cash flows:
Cash flows from operating activities	411	3,554	825	998
Cash flows from investing activities	(718)	(438)	(188)	(145)
Cash flows from financing activities	—	—	59	(59)

	2007	2006
Balance sheets:
Current assets	$5,905	$5,298
Non-current assets	10,010	10,734

Total assets	$15,915	$16,032
Current liabilities	1,089	2,299
Non-current liabilities	—	—

Equity	$14,826	$13,733

NOTE 22: SEGMENTED INFORMATION

        The senior management team has established the practice of reviewing performance measurement of each geographic segment based on the measures of net sales and operating EBITDA. Operating EBITDA is defined as net income plus depreciation, amortization, interest, income taxes and other expense. Senior management feels that operating EBITDA from an operations standpoint, provides a better way to measure and assess performance as it is more comprehensive and inclusive. Operating EBITDA generally provides a lower absolute measure of performance as compared to Adjusted EBITDA. Adjusted EBITDA is a financial measure defined by Masonite's Senior Secured Credit Agreement and allows for certain expenses incurred to be added back for the purpose of the measure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 22: SEGMENTED INFORMATION (Continued)

        Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Geographic segment data
Sales:
North America	$1,526,282	$1,899,396	$1,445,251	$473,436
Europe and Other	706,286	644,239	458,033	143,986
Intersegment	(58,137)	(79,164)	(74,901)	(17,307)

	2,174,431	2,464,471	1,828,383	600,115

Operating EBITDA:
North America	183,386	208,947	108,117	33,717
Europe and Other	88,967	93,488	61,013	25,228

	272,353	302,435	169,130	58,945

Depreciation	91,840	88,992	60,338	17,919
Amortization of intangible assets	35,580	35,650	29,915	1,093
Impairment of goodwill and intangible assets	303,800	—	—	—
Interest	178,219	182,616	137,081	11,201
Other expense, net	29,887	38,989	22,600	66,383
Income taxes	(72,229)	(15,656)	(16,285)	(8,316)
Non-controlling interest	8,147	6,178	5,281	1,330

	575,244	336,769	238,930	89,610

Net loss	$(302,891)	$(34,334)	$(69,800)	$(30,665)

        The consolidated financial information of the Predecessor in the 2005 Predecessor Period presented above is not comparable in all respects to those presented in 2007, 2006 and the 2005 Successor Period as a result of the application of purchase accounting adjustments as described in note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 22: SEGMENTED INFORMATION (Continued)

        Segmented export sales are as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Sales:
North America	$7,341	$10,522	$12,139	$4,558
Europe and Other	85,431	74,288	85,852	14,454

	$92,773	$84,810	$97,991	$19,012

        Transfers between geographic regions and product lines are generally accounted for at prices meant to approximate those charged to customers outside the enterprise.

        Depreciation and amortization of intangible assets are as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
North America	$93,229	$92,462	$66,916	$12,964
Europe and Other	34,191	32,180	23,337	6,048

	$127,420	$124,642	$90,253	$19,012

        Capital expenditures are as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
North America	$30,361	$37,148	$53,800	$11,567
Europe and Other	12,243	12,421	16,008	834

	$42,604	$49,569	$69,808	$12,401

	2007	2006
Identifiable assets:
North America	$1,921,318	$2,428,236
Europe and Other	595,558	571,850
Corporate assets, including cash	143,176	164,426

	$2,660,052	$3,164,512

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 22: SEGMENTED INFORMATION (Continued)

        The Company derives revenue from two major product lines, interior and exterior products as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Sales:
Interior products	$1,506,364	$1,625,040	$1,149,553	$409,418
Exterior products	668,067	839,431	678,830	190,697

	$2,174,431	$2,464,471	$1,828,383	$600,115

        The Company does not review or analyze its two major product lines below net sales.

        Information about geographic areas, exceeding 10% of consolidated net sales, is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Sales to all external customers from facilities in:
Canada	$352,977	$369,349	$295,192	$84,284
U.S.	1,110,240	1,462,545	1,136,377	349,559
United Kingdom	220,328	194,603	138,613	51,276

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 22: SEGMENTED INFORMATION (Continued)

        Additional segmented information regarding long-lived assets, exceeding 10% of consolidated property, plant and equipment, and goodwill, is as follows:

	2007	2006
Property, plant and equipment:
Canada	$86,838	$108,045
U.S.	359,763	387,683
Other	11,629	12,467

North America	$458,230	$508,195

Ireland	$129,531	$130,310
Other	224,714	235,071

Europe and Other	354,245	365,381

	$812,475	$873,576

Goodwill:
Canada	$145,790	$185,178
U.S.	561,600	730,612

North America	$707,390	$915,790
Europe and Other	615,040	53,690

	$768,430	$969,480

        Total sales to one customer within the North American segment for the year ended December 31, 2007 was $426,125 (2006—$610,760; 2005 Successor Period—$503,028; 2005 Predecessor Period—$148,271). Included in accounts receivable are balances owing from one customer of $21,336 at December 31, 2007 (2006—$12,576).

NOTE 23: RELATED PARTY TRANSACTIONS

        On April 6, 2005, the Company entered into an agreement to pay Kohlberg Kravis Roberts & Co. L.P. ("KKR") annual management fees of $2,000 for services provided, which are payable quarterly in advance and may be increased up to 5% each year. For the year ended December 31, 2007, the Company paid KKR fees of $2,104 (2006—$2,105); (2005 Successor Period—$1,503; 2005 Predecessor Period—$nil) in accordance with the management fee agreement.

        In addition, the Company has engaged Capstone Consulting ("Capstone") on a per-diem basis for management consulting services. For the year ended December 31, 2007, the Company paid Capstone fees of $2,422 (2006—$2,856; 2005 Successor Period—$700; 2005 Predecessor Period—$nil) for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 24: FINANCIAL INSTRUMENTS

(i)    Fair value

        The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company's long-term debt, and forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company's purchases of materials and sale of goods in foreign currencies.

        Financial instruments with carrying value different from their fair values include the following:

2007	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,873,422)	$(1,659,839)

2006	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,955,779)	$(1,870,139)
Interest rate swaps	2,258	18,912
Forward foreign currency contracts	—	(42)

	$(1,953,521)	$(1,851,269)

        The fair value of a financial instrument on initial recognition is normally the transaction price, which is usually the fair value of the consideration given or received. The fair value of the long-term debt was based on the trading rate at the period end closing date. The fair value of interest rate swap at December 31, 2007 and December 31, 2006 was based on the mark-to-market price provided by the counterparty. The fair value of the forward foreign currency contracts were based on the difference between the exchange rate in the contracts entered into, and the forward exchange rate at the valuation date which would be available for a forward contract maturing at the same time.

        As at December 31, 2007, the carrying values of cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate fair values due to their immediate or short-terms to maturity.

        Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

(ii)   Credit risk

        Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk. The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 24: FINANCIAL INSTRUMENTS (Continued)

the amount management believes will be collected. The allowance for doubtful accounts as at December 31, 2007 was $5,010 (2006—$3,999).

        There is also credit risk related to the interest rate swap liability of $3,225 recorded in accounts payable and accrued expenses (note 11). There is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement. The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation. At December 31, 2007, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP

        These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. The following is a summary of the effect of significant differences between U.S. and Canadian GAAP on the Company's consolidated financial statements.

        If U.S. GAAP were applied, net (loss) income for the years ended December 31, 2007 and December 31, 2006, the 2005 Successor Period, the 2005 Predecessor Period would be adjusted as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Net loss based on Canadian GAAP	$(302,891)	$(34,334)	$(69,800)	$(30,665)
Effect of EITF 88-16(i)	—	(4)	304	1,373
Effect of FIN 48(v)	6,115	—	—	—
Impairment of goodwill(v)	12,669	—	—	—
Impairment of intangibles(i)	379	—	—	—
Tax effect of U.S. GAAP adjustments	(75)	(21)	(150)	(453)

Net loss based on U.S. GAAP	$(283,803)	$(34,359)	$(69,646)	$(29,745)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

        Comprehensive (loss) income under U.S. GAAP is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Net loss based on U.S. GAAP	$(283,803)	$(34,359)	$(69,646)	$(29,745)
Effect of SFAS 130(iv)	16,814	23,967	(7,984)	(20,406)
Effect of SFAS 87(iii)	—	—	—	(198)
Effect of SFAS 133(ii)	(22,178)	2,926	15,985	168
Effect of SFAS 158(iii)	4,564	—	—	—
Tax effect of U.S. GAAP adjustments	5,337	(745)	(6,065)	39

Comprehensive loss based on U.S. GAAP	$(279,266)	$(8,211)	$(67,710)	$(50,142)

        The statement of accumulated other comprehensive income under U.S. GAAP is as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Opening balance of foreign currency translation account	$15,983	$(7,984)	$—	$115,178
Foreign currency translation gain (loss)	16,814	23,967	(7,984)	(20,406)

Closing balance	32,797	15,983	(7,984)	94,772

Opening balance of additional minimum pension liability	2,270	—	—	(2,009)
Change in minimum pension liability, net of tax	—	—	—	(138)
Impact of SFAS 158(iii)	1,960	2,270	—	—

Closing balance	4,230	2,270	—	(2,147)

Opening balance of accumulated net gain on cash flow hedges	12,101	9,920	—	3,401
Net (loss) gain on derivatives designated as cash flow hedges	(14,229)	2,181	9,920	147

Closing balance	(2,128)	12,101	9,920	3,548

Accumulated other comprehensive income based on U.S. GAAP	$34,899	$30,354	$1,936	$96,173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

        Consolidated balance sheets:

        A reconciliation between the carrying values of assets, liabilities and components of equity as reported under Canadian GAAP as compared to U.S. GAAP is as follows:

2007	Canadian GAAP	Adjustments	U.S. GAAP
Income tax recoverable(a)	1,784	3,413	5,197
Property, plant and equipment(b)	812,475	(24)	812,451
Goodwill(c)	768,430	11,413	779,843
Intangible assets(d)	377,997	—	377,997
Other assets(e)	20,501	61,041	81,542
Current liabilities(f)	380,664	16,082	396,746
Long-term debt(g)	1,852,646	61,041	1,913,687
Long-term future income taxes(h)	147,541	2,604	150,145
Other long-term liabilities(i)	38,946	(6,834)	32,112
Share capital(j)	567,177	(1,500)	565,677
Deficit(k)	(407,025)	220	(406,805)
Accumulated other comprehensive income(l)	30,669	4,230	34,899

2006	Canadian GAAP	Adjustments	U.S. GAAP
Property, plant and equipment(b)	$873,576	$(24)	$873,552
Goodwill(c)	969,480	(1,043)	968,437
Intangible assets(d)	508,968	(379)	508,589
Other assets(e)	89,334	18,953	108,287
Current liabilities(f)	464,834	29	464,863
Long-term future income taxes(g)	214,185	6,748	220,933
Other long-term liabilities(h)	41,081	(2,270)	38,811
Share capital(i)	567,177	(1,500)	565,677
Deficit(i)	(104,134)	129	(104,005)
Accumulated other comprehensive income(j)	15,983	14,371	30,354

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

        Adjustments to the carrying value of assets, liabilities and equity are as follows:

		2007	2006
(a)	Income tax recoverable FIN 48(v)	$3,413	$—
(b)	The adjustment to property, plant and equipment consists of:
	EITF 88-16(i)	$(24)	$(24)
(c)	The adjustment to goodwill consists of:
	FIN 48(v) & EITF 88-16(i)	$11,413	$(1,043)
(d)	The adjustment to intangible assets consists of:
	EITF 88-16(i)	$—	$(379)
(e)	The adjustment to other assets consists of:
	Interest rate swaps(ii)	$—	$18,953
	Deferred financing fees(vi)	61,041	—

		$61,041	$18,953
(f)	The adjustment to current liabilities consists of:
	Forward exchange contracts(ii)	$—	$29
	Taxes payable-FIN 48(v)	16,082	—

		$16,082	$29
(g)	The adjustment to long-term debt consists of:
	APB 21(vi)	$61,041	$—
(h)	The adjustment to long-term future income taxes consists of:
	EITF 88-16(i)	$—	$(75)
	SFAS 158(iii)	2,604	—
	Interest rate swaps(ii)	—	6,823

		$2,604	$6,748
(i)	The adjustment to other long-term liabilities consists of:
	SFAS 158(iii)	$(6,834)	$(2,270)
(j)	The adjustment to share capital consists of:
	EITF 88-16(i)	$(1,500)	$(1,500)
(k)	The adjustment to deficit consists of:
	EITF 88-16(i)	$129	$129
	EITF 88-16 Goodwill and intangible impairment(i)	1,347	—
	FIN 48(v)	(1,256)	—

		$220	$129
(l)	The adjustment to AOCI consists of:
	SFAS 158(iii)	$4,230	$2,270
	Interest rate swaps(ii)	—	12,130
	Forward exchange contracts(ii)	—	(29)

		$4,230	$14,371

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

        Cash flows under U.S. GAAP would appear as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Operating activities under Canadian and U.S. GAAP	$104,260	$146,236	$(28,182)	$126,757

Financing activities under Canadian GAAP	$(65,634)	$(112,467)	$2,094,656	$(144,967)
Impact of EITF 88-16(i)	—	—	(15,200)	—

Financing activities under U.S. GAAP	$(65,634)	$(112,467)	$2,079,456	$(144,967)
Investing activities under Canadian GAAP	$(49,405)	$(39,522)	$(2,019,858)	$(13,615)
Impact of EITF 88-16(i)	—	—	15,200	—

Investing activities under U.S. GAAP	$(49,405)	$(39,522)	$(2,004,658)	$(13,615)

(Decrease) increase in cash	$(5,669)	$(36)	$47,459	$(38,473)

(i)    EITF 88-16: Basis in leveraged buyout transactions ("EITF 88-16")

        Under Canadian GAAP, the 2005 leveraged buyout transaction was accounted for using the purchase method with a 100% change in basis. Under U.S. GAAP, a portion of the purchase cost (representing approximately 1% of the purchase price) of the Transaction is accounted for at the carrying value of management's continuing equity interests. The termination of a former senior executive in 2005 resulted in a step acquisition, as the percentage of the Company owned by management decreased. In addition, other former executive were terminated or left the Company, resulting in subsequent step acquisitions. The results of these step acquisitions are reflected in the operations of the Company in the 2005 and 2006 periods. As at December 31, 2007, approximately 0.1% (December 31, 2006—approximately 0.1%; December 31, 2005—approximately 0.4%) of the purchase cost of the Transaction is accounted for at the carrying value of management's continuing equity interests. As a result, the purchase cost and the reduction of purchase costs are allocated pro rata to the assets acquired and liabilities assumed and shareholder's equity is reduced by a similar amount.

        As a result of the lower fair value established at the time of the original allocation in 2005, the difference of $1,043 and $379 (net of tax of $75) in goodwill and intangibles respectively, due to EITF 88-16, reduces the goodwill and intangibles impairment charge in 2007 under U.S. GAAP. Following the impairment in goodwill and intangibles in 2007, there is no longer a difference for the purpose of the Canadian to U.S. GAAP reconciliation in respect of goodwill and intangibles (related to EITF 88-16).

(ii)   SFAS No. 133: Accounting for derivative instruments and hedging activities ("SFAS 133")

        SFAS 133 and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS 133", ("SFAS 138") requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

  Forward exchange contracts

  The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualified as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Prior to the Company's 2007 adoption of CICA 3855, under Canadian GAAP, the derivative instruments were not marked to market and the related off balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions. There were no foreign exchange contracts in place at December 31, 2007.

  Interest rate swap agreements

  The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company's risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As of December 31, 2007, the total floating rate debt effectively converted to fixed rate debt was $900,000 (2006—$1,050,000). These agreements mature in 2010. At the inception of these hedges, Masonite had met the criteria for designation and assessing the effectiveness of hedging relationships, thus these interest rate swaps were designated as cash flow hedges. In 2007, the Company adopted CICA 1530 and 3855. As a result, there is no longer a difference between U.S. and Canadian GAAP with respect to the interest rate swap.

(iii)  SFAS No. 158: Employer's Accounting for Defined Benefit Pension and Other Post-Retirement Plans:

        This standard requires the full recognition of the funded status of an entity's defined benefit and other post-retirement plans either as an asset or a liability on its year-end balance sheet. As a result, this standard eliminates the recognition of an Additional Minimum Pension Liability ("AML") as well as other previously unreported pension adjustments for defined benefit and other post-retirement plans that were not previously required under SFAS 87 "Employer's Accounting for Pensions". The Company adopted SFAS 158 in 2006 and reduced its long-term pension liability by $2,270, with an offset to accumulated other comprehensive income. In 2007, the impact of SFAS 158 was a cumulative reduction of the long-term pension liability in the amount of $6,834 ($4,230 net of tax), with an offset to accumulated other comprehensive income ($4,564 in 2007, $2,270 in 2006).

(iv)  SFAS No. 130: Reporting comprehensive income

        This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and Other Comprehensive Income ("OCI"). OCI refers to amounts that are recorded as an element of shareholder's equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. As stated in note (ii), the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

Company adopted CICA 1530 in 2007, eliminating the majority of reconciling items related to this standard.

(v)   FIN 48: Accounting for Uncertainty in Income Taxes

        This interpretation was designed to clarify the accounting for uncertain tax positions in accordance with SFAS 109, Accounting for Income Taxes. The initial benefit recognition model follows a two-step approach. First, an enterprise evaluates if the tax position is more-likely-than-not of being sustained on audit based solely on the technical merits of the position. Second, the enterprise measures the appropriate amount of benefit to recognize. This is calculated as the largest amount of tax benefit that has a greater than 50% likelihood of ultimately being realized upon settlement. Subsequently at each reporting date, the largest amount that has a greater than 50% likelihood of ultimately being realized, based on the information available at that date, will be recognized and measured. Subsequent recognition, derecognition, and measurement should be based on new information. The change in net assets as a result of applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition.

        FASB Interpretation No. 48 "FIN 48" is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for the Company in the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized approximately a $79,609 increase in the liability for unrecognized tax benefits, which was accounted for by a corresponding $60,612 increase in the January 1, 2007 balance of goodwill and an $18,997 increase to the January 1, 2007 balance of deficit.

        The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

        The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

Unrecognized tax benefit—opening balance	$110,517
Gross increase—tax positions in prior period	3,214
Gross decrease—tax positions in prior period	(36,660)
Gross increase—tax positions in current period	557
Pre-acquisition settlements to goodwill	(57,414)
Pre-acquisition lapse of statute of limitations to goodwill	(3,411)
Settlements	(141)
Lapse of statute of limitations	(973)
Currency	13,126
Other	(1,977)

Unrecognized tax benefit—ending balance	$26,838

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

        The total amount that would affect the effective tax rate is $6,570 as of December 31, 2007. Also included in the balance of unrecognized tax benefits at December 31, 2007 are $20,049 of tax benefits that, if recognized, would result in a decrease to goodwill recorded in purchase business combinations.

        The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company accrued penalties of $nil and interest of $2,435 during 2007 and in total, as of December 31, 2007, has recognized a liability for penalties of $1,724 and interest of $9,926.

        The Company estimates the amount of unrecognized tax benefit will not significantly increase within the next 12 months of the reporting date. In addition, the Company believes that it is possible approximately $2,926 of its currently remaining unrecognized tax positions, primarily relating to transfer pricing exposures, may be recognized by the end of 2009 as a result of a lapse of the statute of limitations.

        Principally as a result of the passage into law in 2007 of legislation enacted retroactively in Canada, $69,639 of previously unrecognized tax benefit established on January 1, 2007 was recognized. Of this amount, $52,360 was recognized as a pre-acquisition settlement relating to goodwill and $28,795 was recognized as decrease in tax positions in prior periods, and $11,516 was related to growth in the tax position during the period associated with currency fluctuations.

        The company is subject to taxation in Canada and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, United Kingdom, France, and Ireland. With few exceptions, the Company is no longer subject to Canada or non-Canada income tax examinations for years before 2000.

        As a result of pre-acquisition adjustments, the goodwill impairment under U.S. GAAP in 2007 was $11,626 lower as these adjustments resulted in additional liabilities prior to the goodwill impairment test.

(vi)  SFAS No. 123: Accounting for stock-based compensation

        The disclosure requirements of SFAS No. 123 are different from CICA recommendations. SFAS No. 123 requires disclosure of the pro-forma effect of fair value accounting applied to all options issued while CICA recommendations only require disclosure of the pro-forma effect of options issued after January 1, 2002. Pro-forma disclosure under U.S. GAAP would be as follows:

	2007	2006	2005 Successor Period	2005 Predecessor Period
Net loss based on United States GAAP	$(295,428)	$(34,359)	$(69,646)	$(29,745)
Stock-based compensation costs using fair value method, net of tax	—	—	—	47,496

Pro forma net loss	$(295,428)	$(34,359)	$(69,646)	$17,751

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

vii)  Under the Accounting Principles Board Opinion 21, issue costs related to debt issuance should be reported in the balance sheet as deferred charges within other assets. With the 2007 adoption of CICA 3855, unamortized debt issuance costs were required to be presented as a reduction of the debt instrument to which they relate.

Recently issued accounting standards:

        In September 2006, the FASB issued SFAS 157: Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement applies only to fair value measurements that are already required or permitted by other current accounting standards. This statement replaces the different definitions of fair value in accounting literature with a single definition. The statement requires reporting entities to establish a valuation premise based on the asset's highest and best use. This premise is often an integral part of valuing non-financial assets and other assets for which there is no observable market price. Three possible valuation approaches are identified by the statement; the market, income and cost approaches. The statement requires expanded disclosures in both interim and annual periods by each major category of assets and liabilities. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier adoption is permitted if no interim or annual financial statements have been issued for the earlier periods. The requirements of the statement are effective on a prospective basis except for changes in fair value related to estimating the fair value of a large block position and instruments measured at fair value at initial recognition based on transaction price in accordance with EITF 02-3 or SFAS 155. If these exceptions are present, the statement should be applied by adjusting the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impact of this standard.

        In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which requires assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. If elected, SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact adoption of SFAS 159 may have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 25: RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008.

        Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for under the equity method. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in an SEC filing when specified criteria are met and the information is disclosed. Although adoption of proportionate consolidation has no impact on net earnings or shareholder's equity, it does increase assets, liabilities, revenues, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

Other matters:

        The tax effect of temporary differences under Canadian GAAP are described as future income taxes in these financial statements whereas such amounts are described as deferred income taxes under U.S. GAAP.

        U.S. GAAP requires that depreciation and amortization, impairment of property, plant and equipment, and restructuring expenses be included in the determination of operating income and does not permit the disclosure of a sub-total of income before such items.

NOTE 26: SUBSEQUENT EVENTS

        In the first quarter of 2008, the Company announced the closure of three additional manufacturing sites in Canada. These closures are expected to be completed by the end of the third quarter of 2008.

        In the first quarter of 2008, the Company purchased the remaining 25% ownership interest of the Company's operations located in the Czech Republic and Poland. The consideration was approximately $17,900 consisting of approximately $13,400 paid for the shares and the balance as repayment of advances made by the minority interest shareholder. The Company was also notified in 2008 by the owner of 25% of one of the Company's VIE's of their intention to require the other VIE party or the Company to purchase their 25% share in the VIE pursuant to the terms in the shareholder agreement. Preliminary estimates of the consideration required for the purchase of the 25% range between $14,500 and $21,000. It is anticipated that the transaction will close before the end of the third quarter of 2008.

        Subsequent to year end the Company borrowed the remaining $336,000 available from its eight year $350,000 bank senior secured revolving credit facility. The borrowing will be at LIBOR plus an applicable margin. Although the Company has no immediate needs for the additional liquidity, in light of current financial market conditions, the Company drew on the facility to provide it with greater financial flexibility.

        On April 18, 2008, the Company was notified by the counterparty to the Facilities Agreement described in note 3 of termination the program in 60 days. The amount outstanding on the Facilities Agreement as of that date was $66,400. The Company is evaluating other programs that are substantially similar to the Facilities Agreement as a replacement for this program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

NOTE 27: CONSOLIDATING FINANCIAL INFORMATION

        As part of the acquisition of Masonite International Corporation, Masonite (formerly known as Stile Consolidated, "Parent") through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, "Canadian Issuer") and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, "US Issuer"), entered into a senior secured credit facility agreement and a senior subordinated loan agreement. The senior secured credit facility and the senior subordinated loan, which was replaced with the senior subordinated term loan and subsequently the senior subordinated notes (the "Guaranteed Debt") are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries ("Guarantor Subsidiaries"). The Guaranteed Debt is not guaranteed by the Company's less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the "Non-Guarantor Subsidiaries").

        The consolidating financial information below for the years ended December 31, 2007 and December 31, 2006, the period from February 2, 2005 (date of Incorporation) to December 31, 2005, and the period from January 1, 2005 to April 6, 2005 is presented pursuant to Article 3-10(d) of Regulation S-X. The operations of the Company for year ended December 31, 2007, December 31, 2006 and the period from February 2, 2005 (date of Incorporation) to December 31, 2005 consist of Masonite. The information presented for the period from January 1, 2005 to April 6, 2005 consists of the operations of the Predecessor. For purposes of presenting the following consolidating financial information, for the period from January 1, 2005 to April 6, 2005, amounts were allocated to the columns Canadian Issuer, US Issuer, Guarantor Subsidiaries and Non-Guarantor Subsidiaries on the same basis as in periods subsequent to April 6, 2005 and applied by Masonite.

        The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Operations
For the year ended December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$446,303	$1,122,452	$463,539	$(219,825)	$1,812,469	$457,437	$(95,475)	$2,174,431
Cost of sales	—	354,032	906,434	397,531	(219,825)	1,438,172	352,748	(95,475)	1,695,445

	—	92,271	216,018	66,008	—	374,297	104,689	—	478,986
Selling, general and administration expenses	—	35,483	105,300	20,955	—	161,738	44,895	—	206,633
Depreciation and amortization	—	14,201	72,010	19,646	—	105,857	20,936	627	127,420
Goodwill and Intangible Impairment	—	69,388	234,412	—	—	303,800	—	—	303,800
Interest	—	85,889	117,408	(1,222)	—	202,075	(23,856)	—	178,219
(Income) loss from equity investments	302,891	(63,251)	(7,392)	—	(281,842)	(49,594)	—	49,594	—
Other expense	—	7,832	17,428	6,866	—	32,126	(2,239)	—	29,887

Income (loss) before income taxes and non-controlling interest	(302,891)	(57,271)	(323,148)	19,763	281,842	(381,705)	64,953	(50,221)	(366,973)
Income taxes	—	(28,311)	(49,728)	(774)	—	(78,813)	6,878	(294)	(72,229)
Non controlling interest	—	—	—	—	—	—	—	8,147	8,147

Net income (loss)	$(302,891)	$(28,960)	$(273,420)	$20,537	$281,842	$(302,892)	$58,075	$(58,074)	$(302,891)

Reconciliation to United States GAAP is as follows:
Net (loss) income based on Canadian GAAP	$(302,891)	$(28,960)	$(273,420)	$20,537	$281,842	$(302,892)	$58,075	$(58,074)	$(302,891)
Effect of FIN 48	6,115	14,454	(6,973)	(1,366)	(6,115)	6,115	—	—	6,115
Impairment of goodwill	12,669	2,394	10,275	—	(12,669)	12,669	—	—	12,669
Impairment of intangibles	379	265	114	—	(379)	379	—	—	379
Tax effect on U.S. GAAP adjustments	(75)	(53)	(22)	—	75	(75)	—	—	(75)

Net (loss) income based on United States GAAP	(283,803)	(11,900)	(270,026)	19,171	262,754	(283,804)	58,075	(58,074)	(283,803)
Effect of SFAS 130	16,814	13,687	41	7,696	(21,424)	16,814	9,118	(9,118)	16,814
Effect of SFAS 133	(22,178)	(11,089)	(11,089)	—	22,178	(22,178)	—	—	(22,178)
Effect of SFAS 158	4,564	—	4,292	272	(4,564)	4,564	—	—	4,564
Tax effect on U.S. GAAP adjustments	5,337	3,695	1,718	(76)	(5,337)	5,337	—	—	5,337

Comprehensive (loss) income based on United States GAAP	$(279,266)	$(5,607)	$(275,064)	$27,063	$253,607	$(279,267)	$67,193	$(67,192)	$(279,266)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Operations
For the year ended December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$533,196	$1,470,979	$485,731	$(338,662)	$2,151,244	$416,143	$(102,916)	$2,464,471
Cost of sales	—	469,657	1,199,275	408,548	(338,662)	1,738,818	314,345	(102,916)	1,950,247

	—	63,539	271,704	77,183	—	412,426	101,798	—	514,224
Selling, general and administration expenses	—	36,269	115,555	18,519	—	170,343	41,446	—	211,789
Depreciation and amortization	—	15,426	69,611	17,725	—	102,762	21,252	628	124,642
Interest	—	87,561	119,433	(982)	—	206,012	(23,396)	—	182,616
Loss (income) from equity investments	34,334	(62,585)	(12,100)	—	(4,951)	(45,302)	—	45,302	—
Other expense	—	7,990	27,705	2,768	—	38,463	526	—	38,989

(Loss) income before income taxes and non-controlling interest	(34,334)	(21,122)	(48,500)	39,153	4,951	(59,852)	61,970	(45,930)	(43,812)
Income taxes	—	(13,951)	(18,171)	6,604	—	(25,518)	10,019	(157)	(15,656)
Non controlling interest	—	—	—	—	—	—	—	6,178	6,178

Net (loss) income	$(34,334)	$(7,171)	$(30,329)	$32,549	$4,951	$(34,334)	$51,951	$(51,951)	$(34,334)

Reconciliation to United States GAAP is as follows:
Net (loss) income based on Canadian GAAP	$(34,334)	$(7,171)	$(30,329)	$32,549	$4,951	$(34,334)	$51,951	$(51,951)	$(34,334)
Effect of EITF 88-16	(4)	(39)	35	—	4	(4)	—	—	(4)
Tax effect on U.S. GAAP adjustments	(21)	(4)	(17)	—	21	(21)	—	—	(21)

Net (loss) income based on United States GAAP	(34,359)	(7,214)	(30,311)	32,549	4,976	(34,359)	51,951	(51,951)	(34,359)
Effect of SFAS 130	23,967	(4,665)	(20)	28,652	(23,967)	23,967	(731)	731	23,967
Effect of SFAS 133	2,926	1,387	1,539	—	(2,926)	2,926	—	—	2,926
Tax effect on U.S. GAAP adjustments	(745)	(160)	(585)	—	745	(745)	—	—	(745)

Comprehensive (loss) income based on United States GAAP	$(8,211)	$(10,652)	$(29,377)	$61,201	$(21,172)	$(8,211)	$51,220	$(51,220)	$(8,211)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Operations
For the period from February 2, 2005 (date of Incorporation) to December 31, 2005

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$408,544	$1,117,472	$357,139	$(261,180)	$1,621,975	$301,375	$(94,967)	$1,828,383
Cost of sales	—	362,000	958,577	296,684	(261,180)	1,356,081	236,463	(94,610)	1,497,934

	—	46,544	158,895	60,455	—	265,894	64,912	(357)	330,449
Selling, general and administration expenses	—	28,125	86,979	17,475	—	132,579	28,740	—	161,319
Depreciation and amortization	—	11,227	50,501	13,044	—	74,772	14,479	1,002	90,253
Interest	—	66,524	89,668	(147)	—	156,045	(18,964)	—	137,081
Loss (income) from equity investments	69,800	(46,670)	(3,943)	—	(45,772)	(26,585)	19	26,585	19
Other expense (income)	—	18,683	4,391	291	—	23,365	(784)	—	22,581

(Loss) income before income taxes and non-controlling interest	(69,800)	(31,345)	(68,701)	29,792	45,772	(94,282)	41,422	(27,944)	(80,804)
Income taxes	—	(16,141)	(15,043)	5,764	—	(25,420)	9,353	(218)	(16,285)
Non-controlling interest	—	938	—	—	—	938	—	4,343	5,281

Net (loss) income	$(69,800)	$(16,142)	$(53,658)	$24,028	$45,772	$(69,800)	$32,069	$(32,069)	$(69,800)

Reconciliation to United States GAAP is as follows:
Net (loss) income based on Canadian GAAP	$(69,800)	$(16,142)	$(53,658)	$24,028	$45,772	$(69,800)	$32,069	$(32,069)	$(69,800)
Effect of EITF 88-16	304	98	206	—	(304)	304	—	—	304
Tax effect on U.S. GAAP adjustments	(150)	(64)	(86)	—	150	(150)	—	—	(150)

Net (loss) income based on United States GAAP	(69,646)	(16,108)	(53,538)	24,028	45,618	(69,646)	32,069	(32,069)	(69,646)
Effect of SFAS 130	(7,984)	(7,711)	(108)	(165)	7,984	(7,984)	514	(514)	(7,984)
Effect of SFAS 133	15,985	8,048	7,937	—	(15,985)	15,985	—	—	15,985
Tax effect on U.S. GAAP adjustments	(6,065)	(3,049)	(3,016)	—	6,065	(6,065)	—	—	(6,065)

Comprehensive (loss) income based on United States GAAP	$(67,710)	$(18,820)	$(48,725)	$23,863	$43,682	$(67,710)	$32,583	$(32,583)	$(67,710)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Operations
For the period from January 1, 2005 to April 6, 2005

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$130,345	$354,670	$112,233	$(62,561)	$534,687	$93,984	$(28,556)	$600,115
Cost of sales	—	107,164	308,678	88,393	(62,561)	441,674	73,628	(28,556)	486,746

	—	23,181	45,992	23,840	—	93,013	20,356	—	113,369
Selling, general and administration expenses	—	11,542	28,861	5,341	—	45,744	8,680	—	54,424
Depreciation and amortization	—	2,276	9,003	2,922	—	14,201	4,819	(8)	19,012
Interest	—	7,619	9,804	(391)	—	17,032	(5,831)	—	11,201
Loss (income) from equity investments	—	5,115	(1,569)	—	(6,592)	(3,046)	(292)	3,046	(292)
Other expense	—	41,738	23,057	1,409	—	66,204	471	—	66,675

(Loss) income before income taxes and non-controlling interest	—	(45,109)	(23,164)	14,559	6,592	(47,122)	12,509	(3,038)	(37,651)
Income taxes	—	(15,097)	(5,695)	3,682	—	(17,110)	8,794	—	(8,316)
Non-controlling interest	—	653	—	—	—	653	—	677	1,330

Net (loss) income	$—	$(30,665)	$(17,469)	$10,877	$6,592	$(30,665)	$3,715	$(3,715)	$(30,665)

Reconciliation to United States GAAP is as follows:
Net (loss) income based on Canadian GAAP	$—	$(30,665)	$(17,469)	$10,877	$6,592	$(30,665)	$3,715	$(3,715)	$(30,665)
Effect of SFAS 133	—	1,373	—	—	—	1,373	—	—	1,373
Tax effect on U.S. GAAP adjustments	—	(453)	—	—	—	(453)	—	—	(453)

Net (loss) income based on United States GAAP	—	(29,745)	(17,469)	10,877	6,592	(29,745)	3,715	(3,715)	(29,745)
Effect of SFAS 130	—	(20,406)	(2,222)	(1,124)	3,346	(20,406)	(91)	91	(20,406)
Effect of SFAS 87	—	(198)	—	(198)	198	(198)	—	—	(198)
Effect of SFAS 133	—	168	—	—	—	168	—	—	168
Tax effect on U.S. GAAP adjustments	—	39	—	89	(89)	39	—	—	39

Comprehensive (loss) income based on United States GAAP	$—	$(50,142)	$(19,691)	$9,644	$10,047	$(50,142)	$3,624	$(3,624)	$(50,142)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Balance Sheet
December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$4,814	$3,329	$7,549	$—	$15,692	$26,062	$—	$41,754
Accounts receivable	—	51,552	49,239	69,662	—	170,453	94,478	—	264,931
Intercompany receivable	—	37,416	22,854	26,514	(71,376)	15,408	11,355	(26,763)	—
Inventories	—	50,321	113,890	62,498	—	226,709	69,122	—	295,831
Income tax recoverable	—	395	—	477	—	872	912	—	1,784
Prepaid expenses	—	2,965	4,186	3,589	—	10,740	4,413	—	15,153
Assets held for sale	—	—	1,849	—	—	1,849	—	—	1,849
Current future income taxes	—	3,603	22,013	2,561	—	28,177	11,211	—	39,388

	—	151,066	217,360	172,850	(71,376)	469,900	217,553	(26,763)	660,690
Property, plant and equipment	—	51,576	342,454	207,168	—	601,198	211,277	—	812,475
Goodwill	—	135,354	561,967	24,836	—	722,157	26,548	19,725	768,430
Intangible assets	—	192,479	161,924	9,768	—	364,171	9,258	4,568	377,997
Investments and advances	197,601	774,970	109,843	186,241	(598,440)	670,215	241,170	(911,385)	—
Other assets	—	17,846	2,162	249	—	20,257	244	—	20,501
Long-term future income taxes	—	—	—	1,513	—	1,513	18,446	—	19,959

	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—	$—	$17,615	$—	$17,615
Trade payables and accrued expenses	—	66,295	129,754	57,229	—	253,278	71,845	—	325,123
Intercompany payable	—	17,111	51,537	20,097	(71,376)	17,369	9,394	(26,763)	—
Income taxes payable	—	2,817	8,924	261	—	12,002	3,054	—	15,056
Current future income taxes	—	—	—	—	—	—	2,093	—	2,093
Current portion of long-term debt	—	6,293	5,956	61	—	12,310	8,467	—	20,777

	—	92,516	196,171	77,648	(71,376)	294,959	112,468	(26,763)	380,664
Long-term debt	—	896,268	1,181,970	56,828	—	2,135,066	76,296	(358,716)	1,852,646
Long-term future income taxes	—	31,241	72,043	15,667	—	118,951	27,676	914	147,541
Long-term liabilities	—	260	18,581	8,488	—	27,329	11,617	—	38,946

	—	1,020,285	1,468,765	158,631	(71,376)	2,576,305	228,057	(384,565)	2,419,797
Non-controlling interest	—	—	—	—	—	—	—	42,653	42,653

Shareholders' equity	197,601	303,006	(73,055)	443,993	(598,440)	273,106	496,439	(571,943)	197,602

	$197,601	$1,323,291	$1,395,710	$602,624	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Balance Sheet
December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$18,196	$2,971	$5,361	$—	$26,528	$20,895	$—	$47,423
Accounts receivable	—	47,522	57,504	64,898	—	169,924	77,746	—	247,670
Intercompany receivable	—	69,958	23,528	15,204	(98,911)	9,779	12,880	(22,659)	—
Inventories	—	62,429	157,908	68,387	—	288,724	62,814	—	351,538
Prepaid expenses	—	1,219	8,640	4,488	—	14,347	4,784	—	19,131
Current future income taxes	—	8,110	25,099	261	—	33,470	5,415	—	38,885

	—	207,434	275,650	158,599	(98,911)	542,772	184,534	(22,659)	704,647
Property, plant and equipment	—	70,880	373,118	212,885	—	656,883	216,693	—	873,576
Goodwill	—	175,484	730,979	24,701	—	931,164	18,591	19,725	969,480
Intangible assets	—	228,777	253,569	11,197	—	493,543	10,230	5,195	508,968
Investments and advances	485,365	712,219	154,156	179,023	(858,753)	672,010	269,187	(941,197)	—
Other assets	—	46,797	41,683	274	—	88,754	580	—	89,334
Long-term future income taxes	—	—	—	—	—	—	18,507	—	18,507

	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$—	$—	$43,000	$—	$—	$43,000	$17,393	$—	$60,393
Trade payables and accrued expenses	1,352	71,908	157,477	48,890	—	279,627	64,055	—	343,682
Intercompany payable	—	22,118	76,155	14,616	(98,911)	13,978	8,681	(22,659)	—
Income taxes payable	—	10,351	8,927	2,632	—	21,910	4,999	—	26,909
Current future income taxes	—	—	—	405	—	405	1,224	—	1,629
Current portion of long-term debt	—	6,234	5,956	57	—	12,247	19,974	—	32,221

	1,352	110,611	291,515	66,600	(98,911)	371,167	116,326	(22,659)	464,834

Long-term debt	—	929,888	1,221,086	64,493	—	2,215,467	89,690	(381,599)	1,923,558
Long-term future income taxes	—	55,486	122,980	13,155	—	191,621	21,265	1,299	214,185
Long-term liabilities	—	4,635	14,841	8,670	—	28,146	12,935	—	41,081

	1,352	1,100,620	1,650,422	152,918	(98,911)	2,806,401	240,216	(402,959)	2,643,658
Non-controlling interest	—	—	—	—	—	—	—	36,841	36,841

Shareholders' equity	484,013	340,971	178,733	433,761	(858,753)	578,725	478,106	(572,818)	484,013

	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

The reconciliation of condensed consolidating balance sheet captions is as follows:
December 31, 2007

	Parent
	Canadian GAAP	Adjustments	U.S. GAAP
Investments and advances	$197,601	2,950	$200,551
Shareholders' equity	197,601	2,950	$200,551
Total assets	$197,601	2,950	$200,551

	Canadian Issuer
	Canadian GAAP	Adjustments	U.S. GAAP
Income tax recoverable	$395	3,413	$3,808
Property, plant and equipment	51,576	(24)	51,552
Goodwill	135,354	7,317	142,671
Other assets	17,846	28,936	46,782
Current liabilities	92,516	12,466	104,982
Long-term debt	896,268	28,936	925,204
Shareholders' equity	342,395	(1,760)	340,635
Total assets	$1,323,291	39,642	$1,362,933

	US Issuer
	Canadian GAAP	Adjustments	U.S. GAAP
Goodwill	$561,967	5,462	$567,429
Other assets	2,162	32,105	34,267
Current liabiities	196,171	3,616	199,787
Long-term debt	1,181,970	32,105	1,214,075
Long-term future income taxes	72,043	2,403	74,446
Long-term liabilities	18,581	(6,116)	12,465
Shareholders' equity	(112,443)	5,559	(106,884)
Total assets	$1,395,710	37,567	$1,433,277

	Guarantors
	Canadian GAAP	Adjustments	U.S. GAAP
Goodwill	$24,836	(1,366)	$23,470
Long-term future income taxes	15,667	201	15,868
Other long-term liabilities	8,488	(718)	7,770
Shareholders' equity	443,993	(849)	443,144
Total assets	$602,625	(1,366)	$601,259

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

The reconciliation of condensed consolidating balance sheet captions is as follows:
December 31, 2006

	Parent
	Canadian GAAP	Adjustments	U.S. GAAP
Investments and advances	$485,365	13,000	$498,365
Shareholders' equity	484,013	13,000	497,013
Total assets	$485,365	13,000	$498,365
	Canadian Issuer
	Canadian GAAP	Adjustments	U.S. GAAP
Property, plant and equipment	$70,880	(24)	$70,856
Goodwill	175,484	(212)	175,272
Intangible assets	228,777	(265)	228,512
Other assets	759,016	9,477	768,493
Current liabilities	110,611	29	110,640
Long-term future income tax liabilities	55,486	3,169	58,655
Shareholders' equity	340,971	5,778	346,749
Total assets	$1,441,591	8,976	$1,450,567
	US Issuer
	Canadian GAAP	Adjustments	U.S. GAAP
Goodwill	$730,979	(831)	$730,148
Intangible assets	253,569	(114)	253,455
Other assets	195,839	9,476	205,315
Long-term future income tax liabilities	122,980	3,579	126,559
Other long-term liabilities	14,841	(1,824)	13,017
Shareholders' equity	178,733	6,776	185,509
Total assets	$1,829,155	8,531	$1,837,686
	Guarantor Subsidiaries
	Canadian GAAP	Adjustments	U.S. GAAP
Other long-term liabilities	$8,670	(446)	$8,224
Shareholders' equity	433,761	446	434,207
Total assets	$586,679	—	$586,679

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Cash Flows
For the year ended December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(302,891)	$(28,960)	$(273,420)	$20,537	$281,842	$(302,892)	$58,075	$(58,074)	$(302,891)
Items not involving cash:
Depreciation and amortization	—	14,201	72,010	19,646	—	105,857	20,936	627	127,420
Non-cash interest expense	—	5,394	5,213	—	—	10,607	—	—	10,607
Impairment of property, plant and equipment	—	3,721	2,906	4,335	—	10,962	—	—	10,962
Goodwill and Intangible Impairment	—	69,388	234,412	—	—	303,800	—	—	303,800
Loss (gain) on sale of property, plant and equipment	—	339	2,825	33	—	3,197	154	—	3,351
Loss (income) from equity investments	302,891	(63,251)	(7,392)	—	(281,842)	(49,594)	—	49,594	—
Share based awards	—	97	1,532	68	—	1,697	96	—	1,793
Future income taxes	—	(20,040)	(45,584)	(3,574)	—	(69,198)	1,903	(294)	(67,589)
Pension and post retirement expense (income) and funding, net	—	—	1,352	(305)	—	1,047	449	—	1,496
Unrealized foreign exchange (gains) losses	—	(6,012)	—	462	—	(5,550)	(1,465)	—	(7,015)
Non-controlling interest	—	—	—	—	—	—	—	8,147	8,147
Change in non-cash operating working capital:
Accounts receivable	—	2,703	8,923	(4,090)	—	7,536	(9,798)	—	(2,262)
Inventories	—	13,457	43,712	6,285	—	63,454	(2,182)	—	61,272
Income taxes Recoverable	—	(395)	—	(477)	—	(872)	(912)	—	(1,784)
Income taxes payable	—	(10,874)	(1,625)	77	—	(12,423)	(2,394)	—	(14,817)
Prepaid expenses	—	(1,728)	4,454	942	—	3,668	669	—	4,337
Accounts payable and accrued liabilities	—	(16,462)	(26,949)	7,912	—	(35,499)	2,932	—	(32,567)
Intercompany receivable	—	24,708	674	(11,310)	(23,341)	(9,269)	1,525	7,744	—
Intercompany payable	—	2,828	(24,618)	5,480	23,341	7,031	713	(7,744)	—

	—	(10,886)	(1,575)	46,021	—	33,559	70,701	—	104,260

Financing activities						—
Change in bank and other indebtedness	—	—	(43,000)	—	—	(43,000)	(651)	—	(43,651)
Repayment of long-term debt	—	(4,762)	(7,011)	(7,661)	—	(19,434)	(25,432)	22,883	(21,983)

	—	(4,762)	(50,011)	(7,661)	—	(62,434)	(26,083)	22,883	(65,634)

Investing activities
Proceeds from sale of property, plant and equipment	—	9,580	719	1,260	(3,095)	8,464	179	—	8,643
Additions to property, plant and equipment	—	(3,791)	(23,092)	(8,867)	3,095	(32,655)	(10,145)	—	(42,800)
Acquisitions	(6,997)	(1,476)	—	—	—	(8,473)	—	—	(8,473)
Distributions to non-controlling interests	—	—	—	—	—	—	(2,778)	(1,065)	(3,843)
Investments and advances	6,997	(4,663)	72,771	(35,961)	—	39,144	(16,983)	(22,161)	—
Other investing activities	—	(4,991)	1,546	35	—	(3,410)	478	—	(2,932)

	—	(5,341)	51,944	(43,533)	—	3,070	(29,249)	(23,226)	(49,405)

Net foreign currency translation adjustment	—	7,607	—	7,361	—	14,969	(10,202)	343	5,110

Increase (decrease) in cash and cash equivalents	—	(13,382)	358	2,188	—	(10,836)	5,167	—	(5,669)
Cash and cash equivalents, beginning of period	—	18,196	2,971	5,361	—	26,528	20,895	—	47,423

Cash and cash equivalents, end of period	$—	$4,814	$3,329	$7,549	$—	$15,692	$26,062	$—	$41,754

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Cash Flows
For the year ended December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(34,334)	$(7,171)	$(30,329)	$32,549	$4,951	$(34,334)	$51,951	$(51,951)	$(34,334)
Items not involving cash:
Depreciation and amortization	—	15,426	69,611	17,725	—	102,762	21,252	628	124,642
Amortization of financing fees	—	4,176	4,315	—	—	8,491	67	—	8,558
Impairment of property, plant and equipment	—	—	15,810	991	—	16,801	52	—	16,853
Loss on sale of property, plant and equipment	—	11	6,092	271	—	6,374	418	—	6,792
Loss (income) from equity investments	34,334	(62,585)	(12,100)	—	(4,951)	(45,302)	—	45,302	—
Share based awards	—	(139)	1,822	141	—	1,824	207	—	2,031
Future income taxes	—	(15,310)	(18,753)	359	—	(33,704)	5,377	(157)	(28,484)
Pension and post retirement expense (income) and funding, net	—	—	938	(380)	—	558	68	—	626
Unrealized foreign exchange on long-term liabilities	—	551	—	836	—	1,387	(187)	—	1,200
Non-controlling interest	—	—	—	—	—	—	—	6,178	6,178
Change in non-cash operating working capital:
Accounts receivable	—	12,207	5,353	(7,052)	—	10,508	(11,666)	—	(1,158)
Inventories	—	16,841	46,104	(5,437)	—	57,508	(8,951)	—	48,557
Income taxes payable	—	4,093	8,846	(2,259)	—	10,680	(1,133)	—	9,547
Prepaid expenses	—	(698)	791	(128)	—	(35)	648	—	613
Accounts payable and accrued liabilities	—	(10,224)	(9,931)	—	—	(20,155)	4,770	—	(15,385)
Intercompany receivable	—	(14,287)	12,306	(869)	6,316	3,466	9,322	(12,788)	—
Intercompany payable	—	(3,591)	20,195	(19,545)	(6,316)	(9,257)	(3,531)	12,788	—

	—	(60,700)	121,070	17,202	—	77,572	68,664	—	146,236

Financing activities
Change in bank and other indebtedness	—	(56,000)	(12,000)	—	—	(68,000)	2,587	—	(65,413)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	12,170	—	12,170
Repayment of long-term debt	—	(6,911)	(54,548)	6,484	—	(54,975)	(31,390)	49,334	(37,031)
Change in other long-term liabilities	(2,148)	(1,720)	—	—	—	(3,868)	—	—	(3,868)
Deferred financing fees	—	(8,623)	(9,702)	—	—	(18,325)	—	—	(18,325)

	(2,148)	(73,254)	(76,250)	6,484	—	(145,168)	(16,633)	49,334	(112,467)

Investing activities
Proceeds from sale of property, plant and equipment	—	5,574	10,857	3,994	—	20,425	116	—	20,541
Additions to property, plant and equipment	—	2,993	(35,298)	(6,547)	—	(38,852)	(10,717)	—	(49,569)
Investments and advances	2,148	137,712	(22,432)	(32,320)	976	86,084	(36,750)	(49,334)	—
Distributions to minority partners	—	—	—	—	—	—	(4,096)	—	(4,096)
Other investing activities	—	(8,007)	1,273	(19)	—	(6,753)	355	—	(6,398)

	2,148	138,272	(45,600)	(34,892)	976	60,904	(51,092)	(49,334)	(39,522)

Net foreign currency translation adjustment	—	(1,794)	(318)	7,492	(976)	4,404	1,313	—	5,717

Increase (decrease) in cash and cash equivalents	—	2,524	(1,098)	(3,714)	—	(2,288)	2,252	—	(36)
Cash and cash equivalents, beginning of period	—	15,672	4,069	9,075	—	28,816	18,643	—	47,459

Cash and cash equivalents, end of period	$—	$18,196	$2,971	$5,361	$—	$26,528	$20,895	$—	$47,423

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Cash Flows
For the period from February 2, 2005 (date of Incorporation) to December 31, 2005

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(69,800)	$(16,142)	$(53,658)	$24,028	$45,772	$(69,800)	$32,069	$(32,069)	$(69,800)
Items not involving cash:
Depreciation and amortization	—	11,227	50,501	13,044	—	74,772	14,479	1,002	90,253
Amortization of financing fees	—	9,040	7,445	—	—	16,485	—	—	16,485
(Gain) loss on sale of property, plant and equipment	—	(50)	2,420	1	—	2,371	43	—	2,414
Loss (income) from equity investments	69,800	(46,670)	(3,943)	—	(45,772)	(26,585)	19	26,585	19
Share based awards	—	553	2,115	116	—	2,784	172	—	2,956
Future income taxes	—	(23,142)	(11,602)	527	—	(34,217)	5,289	(218)	(29,146)
Pension and post-retirement expense and funding, net	—	—	721	182	—	903	—	—	903
Non-controlling interest	—	938	—	—	—	938	—	4,343	5,281
Change in non-cash operating working capital:
Accounts receivable	—	(2,541)	(2,015)	3,017	—	(1,539)	4,888	—	3,349
Inventories	—	13,776	30,584	4,095	—	48,455	1,732	357	50,544
Income taxes payable	—	7,362	2,213	1,791	—	11,366	225	—	11,591
Prepaid expenses	—	2,847	(1,957)	1,784	—	2,674	(1,858)	—	816
Accounts payable and accrued liabilities	3,500	(20,534)	(19,469)	(12,330)	—	(48,833)	(7,272)	—	(56,105)
Intercompany receivable	—	31,304	7,064	7,698	(32,251)	13,815	16,965	(30,780)	—
Intercompany payable	—	(27,900)	(33,347)	9,768	32,251	(19,228)	(11,552)	30,780	—
Equity compensation settlement liability	—	(35,906)	(21,780)	—	—	(57,686)	(56)	—	(57,742)

	3,500	(95,838)	(44,708)	53,721	—	(83,325)	55,143	—	(28,182)

Financing activities
Change in bank and other indebtedness	—	56,000	55,002	181	—	111,183	(9,138)	—	102,045
Proceeds from issuance of common shares	567,177	403,983	163,194	—	(567,177)	567,177	—	—	567,177
Proceeds from issuance of long-term debt	—	945,500	999,500	—	—	1,945,000	7,500	—	1,952,500
Repayment of long-term debt	—	(330,014)	(112,557)	—	—	(442,571)	(6,495)	—	(449,066)
Deferred financing fees	—	(39,057)	(38,943)	—	—	(78,000)	—	—	(78,000)

	567,177	1,036,412	1,066,196	181	(567,177)	2,102,789	(8,133)	—	2,094,656

Investing activities
Proceeds from sale of property, plant and equipment	—	—	1,348	44	—	1,392	7,805	—	9,197
Additions to property, plant and equipment	—	(7,885)	(41,934)	(4,980)	—	(54,799)	(15,009)	—	(69,808)
Acquisitions	(5,014)	(953,204)	(993,807)	4,972	—	(1,947,053)	15,176	—	(1,931,877)
Investments and advances	(565,663)	55,971	16,395	(40,697)	567,177	33,183	(33,183)	—	—
Distributions to minority partners	—	(22,275)	—	—	—	(22,275)	—	—	(22,275)
Other investing activities	—	(6,209)	401	(486)	—	(6,294)	1,199	—	(5,095)

	(570,677)	(933,602)	(1,017,597)	(41,147)	567,177	(1,995,846)	(24,012)	—	(2,019,858)

Net foreign currency translation adjustment	—	4,523	297	(4,031)	—	789	54	—	843

Increase in cash and cash equivalents	—	11,495	4,188	8,724	—	24,407	23,052	—	47,459
Cash and cash equivalents, beginning of period	—	—	—	—	—	—	—	—	—

Cash and cash equivalents, end of period	$—	$11,495	$4,188	$8,724	$—	$24,407	$23,052	$—	$47,459

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and December 31, 2006;
the period from February 2, 2005 (date of Incorporation) to December 31, 2005;
the Predecessor Period from January 1, 2005 to April 6, 2005.

(In thousands of U.S. dollars, except share and option information)

Consolidating Statement of Cash Flows
For the period from January 1, 2005 to April 6, 2005

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$—	$(30,665)	$(17,469)	$10,877	$6,592	$(30,665)	$3,715	$(3,715)	$(30,665)
Items not involving cash:
Depreciation and amortization	—	2,276	9,003	2,922	—	14,201	4,819	(8)	19,012
Amortization of financing fees	—	208	179	—	—	387	—	—	387
Loss on sale of property, plant and equipment	—	—	44	—	—	44	74	—	118
Loss (income) from equity investments	—	5,115	(1,569)	—	(6,592)	(3,046)	(292)	3,046	(292)
Share based awards	—	101	128	—	—	229	—	—	229
Future income taxes	—	(18,396)	(9)	2,350	—	(16,055)	2,206	—	(13,849)
Pension and post-retirement expense and funding, net	—	—	190	—	—	190	—	—	190
Non-controlling interest	—	653	—	—	—	653	—	677	1,330
Change in non-cash operating working capital:
Accounts receivable	—	(8,724)	29,683	4,129	—	25,088	(7,110)	—	17,978
Inventories	—	211	(3,612)	1,805	—	(1,596)	1,509	—	(87)
Income taxes payable	—	452	(4,842)	(303)	—	(4,693)	4,830	—	137
Prepaid expenses	—	(6,799)	106	(2,154)	—	(8,847)	(1,448)	—	(10,295)
Accounts payable and accrued liabilities	—	35,099	35,802	11,623	—	82,524	2,298	—	84,822
Intercompany receivable	—	(8,186)	(3,573)	(10,059)	18,454	(3,364)	(12,803)	16,167	—
Intercompany payable	—	5,280	21,260	4,991	(18,454)	13,077	3,090	(16,167)	—
Equity compensation settlement liability	—	35,906	21,780	—	—	57,686	56	—	57,742

	—	12,531	87,101	26,181	—	125,813	944	—	126,757

Financing activities
Change in bank and other indebtedness	—	—	(2)	(181)	—	(183)	201	—	18
Proceeds from issuance of common shares	—	469	—	—	—	469	—	—	469
Repayment of long-term debt	—	(94,410)	(48,570)	—	—	(142,980)	(2,474)	—	(145,454)

	—	(93,941)	(48,572)	(181)	—	(142,694)	(2,273)	—	(144,967)

Investing activities
Proceeds from sale of property, plant and equipment	—	133	52	—	—	185	218	—	403
Additions to property, plant and equipment	—	(2,219)	(7,979)	(623)	—	(10,821)	(1,580)	—	(12,401)
Investments and advances	—	79,349	(19,604)	(29,742)	—	30,003	(30,003)	—	—
Other investing activities	—	(1,573)	2	242	—	(1,329)	(288)	—	(1,617)

	—	75,690	(27,529)	(30,123)	—	18,038	(31,653)	—	(13,615)

Net foreign currency translation adjustment	—	2,382	—	(3,114)	—	(732)	(5,916)	—	(6,648)

(Decrease) increase in cash and cash equivalents	—	(3,338)	11,000	(7,237)	—	425	(38,898)	—	(38,473)
Cash and cash equivalents, beginning of period	—	14,838	6,490	12,209	—	33,537	52,951	—	86,488

Cash and cash equivalents, end of period	$—	$11,500	$17,490	$4,972	$—	$33,962	$14,053	$—	$48,015

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2. OTHER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
DIVIDENDS
EXCHANGE RATE INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 4A. UNRESOLVED STAFF COMMENTS
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELIQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
Schedule IIa. Valuation And Qualifying Accounts And Reserves (In thousands of U.S. Dollars)
SIGNATURES
AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF MASONITE INTERNATIONAL INC.
MASONITE INTERNATIONAL INC. Consolidated Statements of Operations (In thousands of U.S. dollars) For the Years Ended December 31, 2007 and 2006; the Period from February 2, 2005 (date of Incorporation) to December 31, 2005; and the Predecessor Period from January 1, 2005 to April 6, 2005
MASONITE INTERNATIONAL INC. Consolidated Balance Sheets (In thousands of U.S. dollars) As at December 31, 2007 and December 31, 2006
MASONITE INTERNATIONAL INC. Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (In thousands of U.S. dollars) For the Years Ended December 31, 2007 and December 31, 2006
MASONITE INTERNATIONAL INC. Consolidated Statements of Cash Flows (In thousands of U.S. dollars) For the Years Ended December 31, 2007 and 2006; the Period from February 2, 2005 (date of Incorporation) to December 31, 2005; and the Predecessor Period from January 1, 2005 to April 6, 2005
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2007 and December 31, 2006; the period from February 2, 2005 (date of Incorporation) to December 31, 2005; the Predecessor Period from January 1, 2005 to April 6, 2005. (In thousands of U.S. dollars, except share and option information)
Consolidating Statement of Operations For the year ended December 31, 2007
Consolidating Statement of Operations For the year ended December 31, 2006
Consolidating Statement of Operations For the period from February 2, 2005 (date of Incorporation) to December 31, 2005
Consolidating Statement of Operations For the period from January 1, 2005 to April 6, 2005
Consolidating Balance Sheet December 31, 2007
Consolidating Balance Sheet December 31, 2006
The reconciliation of condensed consolidating balance sheet captions is as follows: December 31, 2007
The reconciliation of condensed consolidating balance sheet captions is as follows: December 31, 2006
Consolidating Statement of Cash Flows For the year ended December 31, 2007
Consolidating Statement of Cash Flows For the year ended December 31, 2006
Consolidating Statement of Cash Flows For the period from February 2, 2005 (date of Incorporation) to December 31, 2005
Consolidating Statement of Cash Flows For the period from January 1, 2005 to April 6, 2005